UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from   to

Commission File Number 001-39652

PLAYSTUDIOS, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**88-1802794**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
10150 Covington Cross Drive, Las Vegas, Nevada	**89144**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(725) 877-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock	MYPS	Nasdaq Stock Market LLC
Redeemable warrants exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MYPSW	Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Aces (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the registrant's Class A common stock held by non-affiliates of this registrant, computed by reference to the closing price of the registrant's Class A common stock as reported on the Nasdaq Global Market ("Nasdaq") on the last business day of the registrant's most recently completed second fiscal quarter was approximately $171.1 million.

As of February 28, 2025, there were 109,235,621 shares of Class A common stock, $0.0001 par value per share, and 16,457,769 shares of Class B common stock, $0.0001 par value per share, outstanding.

Documents Incorporated by Reference

Portions of the Registrant's definitive Proxy Statement for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

PLAYSTUDIOS, INC.
FORM 10-K
INDEX

		Page
	Cautionary Note Regarding Forward-Looking Statements	4
Part I		6
Item 1.	Business	6
Item 1A.	Risk Factors	16
Item 1B.	Unresolved Staff Comments	51
Item 1C.	Cybersecurity	51
Item 2.	Properties	52
Item 3.	Legal Proceedings	52
Item 4.	Mine Safety Disclosures	52
Part II		53
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	53
Item 6.	[Reserved]	55
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	56
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	69
Item 8.	Financial Statements and Supplementary Data	71
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	112
Item 9A.	Controls and Procedures	112
Item 9B.	Other Information	113
Item 9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	113
Part III		114
Item 10.	Directors, Executive Officers and Corporate Governance	114
Item 11.	Executive Compensation	114
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	114
Item 13.	Certain Relationships and Related Transactions, and Director Independence	114
Item 14.	Principal Accounting Fees and Services	114
Part IV		115
Item 15.	Exhibits, Financial Statement Schedules	115
Item 16.	Form 10-K Summary	117
Signatures		118

In this Annual Report on Form 10-K, the terms "we," "us," "our," the "Company" and "PLAYSTUDIOS" mean PLAYSTUDIOS, Inc. (formerly Acies Acquisition Corp.) and our subsidiaries. On June 21, 2021 (the "Closing Date"), Acies Acquisition Corp., a Delaware corporation ("Acies" and after the Acies Merger described herein, the "Company"), consummated a business combination (the "Acies Merger") pursuant to the terms of the Agreement and Plan of Merger, dated as of February 1, 2021 (the "Merger Agreement"), by and among Acies, Catalyst Merger Sub I, Inc., a Delaware corporation ("First Merger Sub"), Catalyst Merger Sub II, LLC, a Delaware limited liability company ("Second Merger Sub"), and PlayStudios, Inc., a Delaware corporation ("Old PLAYSTUDIOS"). Immediately upon the consummation of the Acies Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions", and such completion, the "Closing"), First Merger Sub merged with and into Old PLAYSTUDIOS, with Old PLAYSTUDIOS surviving as a wholly owned subsidiary of Acies. Immediately following the First Merger, and as part of an integrated transaction with the First Merger, Old PLAYSTUDIOS merged with and into Second Merger Sub, with Second Merger Sub surviving as a wholly owned subsidiary of Acies. In connection with the Transactions, Acies changed its name to "PLAYSTUDIOS, Inc." and Second Merger Sub changed its name to "PLAYSTUDIOS US, LLC."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this Annual Report on Form 10-K, about our future financial performance, strategy, expansion plans, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans, and objectives of management are forward-looking statements. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "would," "expect," "plan," "anticipate," "intend," "believe," "estimate," "continue," "goal," "project," or the negative of such terms or other similar expressions.

Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our business strategy and market opportunity;

- our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, gross margin, operating expenses (including changes in sales and marketing, research and development, and general and administrative expenses), and profitability;

- market acceptance of our games;

- our ability to raise financing in the future and the global credit and financial markets;

- factors relating to our business, operations, financial performance, and our subsidiaries, including:

  - changes in the competitive and regulated industries in which we operate, variations in operating performance across competitors, and changes in laws and regulations affecting our business;

  - our ability to implement business plans, forecasts, and other expectations and to identify and realize additional opportunities; and

  - general economic conditions and their impact on levels of spending by players, our rewards partners, and our advertisers, including risks of inflation and recession and other macroeconomic conditions.

- our ability to maintain relationships with our platforms, such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook;

- our ability to maintain, protect, and enhance our intellectual property rights;

- our ability to successfully defend litigation brought against us; and

- our ability to identify and successfully consummate strategic transactions that contribute to our growth objectives.

These forward-looking statements are based on our current plans, estimates, and projections in light of information currently available to us, and are subject to known and unknown risks, uncertainties, and assumptions about us, including those described under the heading "Risk Factors" in this Annual Report on Form 10-K, and in other filings that we make with the Securities and Exchange Commission (the "SEC") from time to time, that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In addition, the risks described under the heading "Risk Factors" are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any risk factor or combination of risk factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are also not guarantees of performance. You should not put undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Annual Report on Form 10-K whether as a result of new information, future events, or otherwise.

We intend to announce material information to the public through our Investor Relations website, ir.playstudios.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels, as well as social media, to communicate with our investors, players, and the public about the company, our offerings, and other issues. It is possible that the information we post on our website or social media could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above, including our website and the social media channels listed on our Investor Relations website, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on our Investor Relations website.

Summary of Principal Risk Factors

The following is a summary of some of the risks and uncertainties as of the date of the filing of this Annual Report on Form 10-K that could materially adversely affect our business, financial condition, and results of operations. This summary should be read together with the more detailed description of each risk factor disclosed under "Item 1A. Risk Factors" contained in Part I of this Annual Report on Form 10-K.

- we may be unable to entertain our players, develop new games and improve the experience of our existing games;

- we may be unable to grow our overall player base;

- the value of playAWARDS, our real-world rewards loyalty program, is highly dependent on our ability to expand and diversify our inventory of real-world loyalty rewards;

- we operate in a highly competitive industry;

- a small portion of our total players generate a substantial amount of our revenue;

- general economic conditions may impact the levels of spending by players, our rewards partners, and our advertisers;

- we rely on third-party platforms such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook to make our games available and collect revenues;

- we may be unable to meet customer expectations with respect to our brands, games, services, and/or business practices;

- we may be unable acquire and maintain licenses to intellectual property;

- we may be subject to disruptions in our information technology systems or networks;

- legal proceedings could adversely impact our business;

- we may inadvertently fail to comply with applicable laws and regulations;

- any cybersecurity-related attack or significant data breach could compromise our information or the information of third parties, including our players, and expose us to liability;

- the dual class structure of our common stock has the effect of concentrating voting power with Andrew Pascal, our Chairman of the Board and Chief Executive Officer, which limits other investors' ability to influence the outcome of important stockholder decisions, which could include change in control transactions;

- we do not currently pay cash dividends, and consequently stockholders may be required to rely solely on capital appreciation, if any, for any potential return on their investment; and

- provisions in our corporate documents and Delaware state law could delay or prevent a change of control.

PART I

ITEM 1.   BUSINESS

Introduction

      Acies was incorporated on August 14, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Acies completed its initial public offering in October 2020. On June 21, 2021, Acies consummated the Acies Merger with Old PLAYSTUDIOS, pursuant to the Merger Agreement. In connection with the closing of the Acies Merger, we changed our name from Acies to PLAYSTUDIOS, Inc. PLAYSTUDIOS continues the existing business operations of Old PLAYSTUDIOS as a publicly traded company. Our website address is https://playstudios.com.

      Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our website as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the SEC.

Overview

      PLAYSTUDIOS is a leading developer of free-to-play casual games for mobile and social platforms. With a focus on creating immersive and engaging experiences, we have built a strong reputation for combining high-quality games that resonate with players worldwide with our groundbreaking playAWARDS loyalty platform, which enables players to earn real-world rewards from a global collection of hospitality, entertainment and leisure brands. Our game portfolio includes a diverse range of titles, from social casino to card games and puzzle games.

      We generate revenue primarily through the sale of in-game virtual currency and the monetization of player engagement. Although our games are available to players for free, we historically have derived substantially all of our revenues from the sale of in-game virtual currency when players make voluntary in-game purchases. By offering players the option to voluntarily purchase in-game virtual currency, we are able to generate a steady stream of revenue while maintaining a free-to-play model. Additionally, we utilize in-game advertising as a means of further monetizing player engagement and enhancing our revenue streams.

      PLAYSTUDIOS has successfully established itself as a leader in the mobile gaming industry, with a strong presence in both domestic and international markets. Our games have been downloaded millions of times and have garnered a loyal and dedicated player base. Through continuous innovation and the introduction of new game titles, we aim to further expand our market reach and solidify our position as a top player in the industry.

The Power of Play

      We build award-winning casual games that are among the most popular games available in the Apple App Store and Google Play Store. Our games, which include *myVEGAS Slots*, *myVEGAS Blackjack*, *my KONAMI Slots*, *POP! Slots*, *myVEGAS Bingo*, *MGM Slots Live*, *Tetris®, Solitaire, Spider Solitaire, Sudoku, and Mahjong,* have been downloaded over 100 million times and were played by 13.1 million monthly active users for the year ended December 31, 2024. From social casino to casual games, each game has been thoughtfully crafted for the people who play it. As a result, we've been able to build a loyal and engaged community of players by virtue of our direct development efforts.

      But we are not just a game company, because at the heart of every game we create is a powerful, one-of-a-kind loyalty program we call playAWARDS. It sets us apart from other leading game developers and it's our key to building deep and lasting connections with millions of players. Every time players engage with one of our games, they begin earning valuable loyalty points and elevating their playAWARDS status. Once they have accumulated loyalty points, they can unlock a collection of real-world rewards and other benefits that include, but are not limited to, vacations, invitations to special events, and access to our VIP services. Through our loyalty program, with a few swipes and a tap, players can be on their way to a complimentary meal, show, or weekend getaway, along with a chance to connect with other players who share their passion for our games. Our curated collection of rewards partners represents unique brands including MGM Resorts International, Wolfgang Puck, Royal Caribbean Cruise Lines, and Cirque du Soleil.

Managing a loyalty program like playAWARDS requires a robust technology platform. We have created a collection of tools and services that allows our network of global rewards partners to make the most of their in-game promotional presence. With our platform, our rewards partners can launch new rewards directly into our games and make changes to their existing rewards. Then, in real time, they can see how players are responding to and engaging with their brands within our games.

Our rewards partners recognize the value of showcasing their products and services within our games. The benefits, however, extend well beyond simple brand impressions, because each reward that a player acquires in our games translates to a potential customer for our rewards partners. Extending these rewards to our players helps keep our rewards partners top-of-mind in a way that's entertaining and engaging, rather than transactional.

Our loyalty program provides our players a whole new dimension to their gameplay experiences. We often hear player stories of unforgettable memories and personal connections that our players have made through our real-world rewards. And that is what makes PLAYSTUDIOS so much more than a game company.

Our Loyalty Program

Our playAWARDS program is grounded in a proven model that provides our players with a rewarding entertainment experience and our rewards partners with promotional access to a large and valuable audience. From our perspective as a game developer, our playAWARDS program affords us a key competitive advantage in our strategy to retain, engage, and ultimately monetize our players. The platform's rules engine allows us to align our reward offerings with players' preferences based upon certain qualifying criteria. We believe our differentiated playAWARDS program benefits our players, rewards partners, and business for a number of reasons as described below.

We believe our unique playAWARDS program provides our players with a compelling and differentiated value proposition: "Play Free Games. Earn Real Rewards."

Our social casino games and our Tetris®-branded mobile games incorporate loyalty points that are earned by players as they engage with our games. Like miles in a frequent-flyer program, our players accumulate more loyalty points as they demonstrate their ongoing commitment to our games. These loyalty points can then be exchanged for a vast library of real-world rewards. Each of these games features an integrated rewards lobby, enabling our players to easily browse and acquire benefits from a curated collection of rewards. Loyalty points are aggregated across the games, allowing our players to accumulate loyalty points more rapidly by engaging with more of our games. This drives traffic across our entire portfolio of games.

One of the key features of our playAWARDS loyalty platform is its tiered loyalty program. Players can progress through tiers based on their level of engagement and gameplay. Each tier offers increasingly valuable rewards, such as bonus virtual currency, exclusive in-game items, and access to special events. This tiered system not only incentivizes players to continue playing but also creates a sense of achievement and progression within the gaming community. The playAWARDS platform also incorporates social elements to further engage players. Players can connect with friends, compete in leaderboards, and participate in community challenges. This social aspect not only adds a competitive element to the gaming experience but also fosters a sense of camaraderie and community among players. By encouraging social interaction, we foster a vibrant and dynamic gaming environment that keeps players engaged and invested in our platform.

By offering tangible, real-world rewards, we believe playAWARDS enhances the overall gaming experience and enriches the value proposition of our games. We also believe playAWARDS is a meaningful differentiator that allows our games to stand out among hundreds of thousands of competing games, while also driving deeper engagement and enhancing player monetization. Whether it be early adoption, mid-term engagement, or long-term payer conversion, we believe our loyalty program enhances the trajectory and life cycle of our games. By complementing inherently great games with a compelling collection of rewards, we believe we've been able to distinguish ourselves from our competition.

Our Rewards Partners.

The playAWARDS program allows our rewards partners to connect directly with a valuable mobile audience in a way that is engaging, entertaining, and cost effective. By integrating branded content and promotional offerings into our games, playAWARDS converts entertaining digital impressions into real world brand engagement. In the process of earning loyalty points and redeeming rewards, players make the journey from our world into the world of our rewards partners. This activity helps them acquire new customers and reactivate ones that have lapsed. In addition, by extending restricted offers, our rewards partners are able to shift customer demand from peak to off-peak periods, allowing them to optimize the utilization of their inventory.

The playAWARDS platform provides a comprehensive suite of tools that enables participants in our loyalty program to optimize their participation. Our platform includes operating tools tailored to the needs of our game makers, customer service features for our support and player hosts, and a dedicated console for our rewards partners. All of these participants are empowered to manage their activities in real time, drawing on player insights to optimize the impact and value they derive from the playAWARDS program.

As we have amassed a diverse collection of rewards partners, the scale of our network has become a competitive edge that delivers benefits to both our players and rewards partners. As of December 31, 2024, our playAWARDS program offered rewards from 233 entertainment, retail, travel, leisure, and gaming brands from 113 reward partners located in 104 countries on 6 continents. Our players have used their loyalty points to acquire over 16 million rewards with a retail value of more than $824 million.

We believe there is opportunity to grow our vibrant community of players by continuing to leverage our unique loyalty program. As our players engage with our games, they accumulate loyalty points that enrich their experience in the real world. As they consume their real-world rewards, they drive incremental business value for our rewards partners, who more fully engage with our loyalty program and actively promote our games as a means of keeping their brands top-of-mind with target consumers. This drives players back to our games, where they can engage more deeply, accumulate more loyalty points, and repeat the cycle. The more players we drive to our rewards partners, the more rewards partners and rewards inventory we can attract. The more rewards we attract, the more we can offer to our players, making our loyalty program more compelling to an even broader audience.

Our Core Strengths

We build engaging and beautifully executed games.

We are dedicated to building fun and beautiful games that feature a captivating complement of graphics, sounds, and visual effects. We undertake an extensive internal creative review process and comprehensive quality assurance testing before publishing any new game. We constantly monitor the performance of our games to improve the overall gameplay experience.

We have a proprietary loyalty platform with a global network of rewards partners.

During the year ended December 31, 2024, we continued to develop and scale our proprietary loyalty platform across 104 countries and 6 continents, and have amassed a global, diverse collection of rewards partners across entertainment, retail, technology, travel, leisure, and gaming. Our loyalty platform allows us to provide an engaging enhancement to the primary gaming experience of our 13.1 million monthly active users for the year ended December 31, 2024.

We believe the combination of our more than 13 years of development investments, operational experience, integration of our loyalty platform within our rewards partners' marketing and operating practices, and the breadth of our corporate relationships, are significant competitive advantages, and to replicate our systems would require competitors to invest substantial time and incur significant expense.

We are experts in live operations.

We have established "live operations" as a core competency throughout the company and have dedicated live operations teams within each of our game studios. Although crafting great content is a necessary ingredient in building an enduring franchise, content alone is not sufficient. Games, and the teams that build and operate them, also must cultivate the capacity to understand, anticipate and respond to player behaviors. This ability is often enabled by sophisticated tools and a disciplined process. When done well, the overall experience, level of difficulty, rate of progress, and breadth of features, can be fine-tuned to the expectations and desires of individual player cohorts. Our live operations teams closely analyze player data in order to design and deliver content, offers, and features to our players at the optimal times during their gameplay. We believe thorough effective live operations, we can drive paying player conversion, continued monetization, and long-term paying player retention.

We are committed to adding value to our player experience through rewards, service, and community.

We believe that focusing on the player experience is the key to driving player retention and opportunities for conversion to paying players. We have built a player management infrastructure that includes customer support, social media community engagement, hosting for premium players, and real-world meetups and social events with our rewards partners.

We focus on transparency and accountability, empowering our employees and management to drive the efficient use of capital.

We believe that achieving our potential is rooted in the alignment of our teams around our vision, product plans, organization design, and expected results. To achieve this goal, we've implemented a company architecture that promotes transparency, engagement, critical thinking, and shared learning. Fundamental to this structure is our studio model and rigorous planning exercise. Teams evaluate their market opportunities, assess what's unique about their position, craft or refine their strategies, and translate them into plans that are actionable and measurable.

We have built an operating framework that consists of the tools, information systems, communication practices, and disciplines that enables each of our studios to function independently and optimize its performance. While this model encourages creativity, dynamism, and independence, it also ensures that our values as a company are deeply ingrained in all that we do. This model fosters our commitment to our employees and their growth, our uncompromising attention to innovation and the creative execution of our games, and our relentless focus on creating value for our players and our rewards partners.

Our founder-led management team includes industry-leading talent in the casino, leisure, and entertainment industries as well as seasoned game developers and operators.

Our leadership team is a diverse collection of entrepreneurs, product leaders, technologists, game designers, data scientists, and loyalty marketers. In each case, they bring decades of experience, and a shared commitment to assembling teams and building products that are enduring. As a group, they've drawn upon their vast experience to design our operating framework, implement the tools to develop our talent, clarify our strategies, measure our performance, and optimize our decision making.

We rely on data-driven performance marketing capabilities to drive return on our ad spend.

There are certain functions or areas of responsibility that we've elected to centralize for every studio's benefit. In the case of player acquisition, we leverage a centralized marketing team to achieve efficiencies across our portfolio of games. Our performance marketing capabilities focus on cost-effectively acquiring players. Our player acquisition strategy is centered on a payback period methodology, and we strategically balance spend between the acquisition of new players and the reactivation of lapsed players.

Our Growth Opportunities

We have a collection of growth opportunities that fall into four distinct categories — optimize, expand, acquire and diversify. We will continue to optimize the performance of our existing portfolio of games, attracting, engaging, and monetizing more players. In addition, we intend to broaden our focus and act on acquisition opportunities that will allow us to complement our existing franchises by integrating new products and players into our playAWARDS program, as we have done with our acquisition of the mobile rights to Tetris® in 2021 and our acquisition of Brainium Studios in 2022. In parallel, we will continue to diversify our business model as we scale advertising within each of our games. We also plan to introduce new playAWARDS features that will enable our players to transact directly with us, which we expect will improve our gross margins.

New Game Launches

During the company's first ten years, we generally grew our business organically by assembling every team, building every product, and acquiring every player ourselves. Our primary strategy to date has been to expand our portfolio of games and game studios through in-house development, leveraging the talent and culture of our teams to develop innovative and award-winning games. We launched our *myVEGAS Bingo* game in March 2021 and *MGM Slots Live* in October 2021. These games represent an extension of our addressable market and growth opportunity. We continue to look for opportunities to create new games. As we expand into new genres and games, we expect to leverage loyalty mechanics and our player network to seed, and then grow, each new product.

Exclusive Rights to Tetris® Franchise For Mobile Devices

The Tetris® brand is one of the leading and most distinctive video game brands and franchises in the world. Securing the exclusive license for mobile devices globally, excluding China, fully aligns with our strategic priorities and positions us to accelerate our growth, diversify our portfolio, grow our network of players, and scale our unique playAWARDS platform.

Targeted Strategic Acquisitions

We continually seek, evaluate, and pursue strategic transactions which we believe will enhance our business as further described below. In November of 2021, we acquired the rights to Tetris® on mobile devices, in October of 2022 we acquired Brainium Studios LLC, and in 2024 we acquired Pixode Games Limited. Our intention is to continue to apply the resources obtained from becoming a public company and accelerate our growth through strategic acquisitions. We believe prospective game companies will find us to be a more attractive acquirer, given the uniqueness of our playAWARDS program and our overall operating framework. Whether it be a young company with untapped potential or a mature business with an established portfolio of existing games, we intend to apply our experience, resources, and proprietary assets to helping them achieve their full potential. We believe our model, operating approach, team, and scale will enable us to compete for the best of these acquisition opportunities.

Our prior, current, and future acquisition strategy is to expand into new genres, acquire proven games and brands with franchise value, assimilate talented teams, scale our audience, and leverage our playAWARDS platform to create value and improve operating performance. The genres and related games we are currently focused on include casual (puzzle, match, bubble, word, card), social casino (poker, bingo, slots),and other evolving genres that fit with our overall strategy and criteria.

Ad Monetization

While most of our revenue is derived from in-game purchases, we introduced ad monetization mechanics into various of our social casino games in recent years. In addition, we acquired the rights to Tetris® on mobile devices in November of 2021 and Brainium Studios in October of 2022. The Tetris® mobile game and all ten Brainium games generate most of their revenue through ad monetization. We intend to continue to qualify and scale in-game advertising as a source of revenue.

Direct Purchase

In 2020, we developed and trialed a new collection of web-based myVIP features. In 2022, the service was extended to all players, who were invited to engage with us through a customized player portal. Each portal is tailored to the player, with a curated collection of unique benefits, rewards, and real-world events. The player is also able to review his or her status and currency balances across all playAWARDS-enabled games, and should the player choose, the player can purchase virtual items from within the portal. It's important to highlight that these players are given preferential access to unique rewards, along with virtual currency packages that are not available within the game. The myVIP player portal is available to all myVIP players at any tier level.

Continued Conversion of Non-Paying Players into Paying Players

We believe we can generate revenue growth by converting more non-paying players into payers. Our average daily conversion rate of non-payers to payers was 0.8% for the year ended December 31, 2024. We continually assess the data about our players to develop insights that we can use to improve conversion. We also engage regularly with our players at community events and other occasions associated with their reward redemptions. These opportunities enable us to glean additional insights from our players that inform our ongoing product refinements. We intend to continue to explore new strategies to improve our conversion of non-paying players into paying players, including continued game enhancements, player outreach, live operations offerings, and data-driven player management strategies.

Increasing the Monetization of Our Paying Players

We believe we can generate revenue through increasing the monetization of our paying players. Each of our products has a rich roadmap of live events and new features focused on deepening the engagement among our existing paying players. From exclusive in-game VIP events and bespoke hosting services, to tailored pricing on store bundles and premium real-world rewards, we continue to expand the value we deliver to our players, which we believe will translate to increased levels of purchases by our players.

Our Company Values

At PLAYSTUDIOS, the essence of who we are is expressed in three simple truths: PLAY better together, PLAY to win, and the game is for the PLAYer.

The founders of our company and many of our key studio-level operating teams have long histories together, and the importance of those relationships sets the tone for a company that places its highest premium on trust, mutual respect, and genuine regard for one another — even when we disagree. While clichés about close-knit cultures abound, we believe that in our case the metaphor of a company as family truly does apply. We recognize that building and growing a successful business requires a tremendous commitment of time and energy. Taking that journey with people you care about makes it all the better, whether shouldering a setback or sharing a success.

This leads us to our second value, PLAY to win. We all want an opportunity to do great work and to see the direct impact we have on the success of our company. And while there are many ways to measure success, for us, it's all about the quality of what we create — about thoughtful design and attentive execution. To this end, we spend a good deal of time working through details that most people will never notice, but that do make a difference. The result is that our games have become known for their innovative features, distinctive look and feel, and level of quality that has become a hallmark of PLAYSTUDIOS.

The closeness of our teams and the quality of our content come together in our conviction that everything we create is for our players. Unlike a retail or a hospitality business, most game companies don't have the luxury of daily encounters with their player base. While it is standard practice to continually evolve games based on a rich set of performance analytics, the importance of face-to-face player feedback cannot be overstated. Thanks to our real-world rewards and loyalty program, and an active calendar of community events, we have regular opportunities to socialize with our players in ways that other game companies cannot. Here again, our playAWARDS program affords us a distinct competitive advantage.

Our Games

Our portfolio includes 20 games. Many of our games are classic in nature with mass appeal due to their highly engaging game mechanics. Our portfolio includes both casual and casino-themed games as follows:

- *myVEGAS Classic* provides our players with the opportunity to build their own virtual Las Vegas Strip while enjoying free-to-play slots and table games inspired by their favorite desert destination.
- *myVEGAS Slots* offers our players a growing library of new slots, game content, daily challenges, and special offers.
- *myVEGAS Blackjack* offers our players traditional blackjack rules and game mechanics with a host of social gaming features such as collectibles, challenges, and leaderboards, along with distinct "rooms" that provide the look and feel of a familiar Las Vegas casino.
- *my KONAMI Slots* introduces the growing popularity of real-world casino content in free-to-play mobile gaming, and provides our players with a vast collection of casino-proven slot content.
- *POP! Slots* introduces our players to an entirely new, immersive world in which they roam a virtual strip, enter their favorite casinos, and spin reels alongside others with whom they were teamed-up, or pitted against, with real-time audio chat and emojis, allowing our players to connect with one another.
- *myVEGAS Bingo* integrates real-world casino brands, innovative power-ups, group social features, collectibles, and leaderboards.
- *MGM Slots Live* enables our players to experience genuine MGM casino games, tournaments, and live 3D shows.
- *Tetris®* is one of the world's favorite puzzle games.
- *Tetris Block Puzzle* is a puzzle game with a Tetris twist.
- *Soul Battles,* a block puzzle game with friends.
- *Mahjong* by Brainium has elevated the relaxing tile match game with clean, modern design, smooth animations, and calming sounds.
- *Brainium Solitaire* is a modern take on the classic card game.
- *Sudoku* by Brainium has updated the classic puzzle with a clean, modern design, calming backdrops, and intuitive controls with a user-friendly and complete mobile Sudoku learning system.
- *Spider Solitaire* by Brainium pairs the relaxing gameplay with a fresh, modern take on a classic, clear, easy-to-read cards, subtle animations and soothing sound effects enhance the playing experience.
- *FreeCell* by Brainium combines the fun, challenging, classic gameplay with crisp, clear, easy-to-read cards, smooth animations, tap or drag controls, and subtle sounds; a user-friendly and visually stunning FreeCell.
- *Pyramid* by Brainium, has elevated the classic Pyramid Solitaire card game, with a focus on beautiful design, smooth animations, and fast, fun gameplay.
- *Blackjack* by Brainium, captures what makes the original casino game exhilarating, while making the experience easy, beautiful, and fun to play.
- *Jumbline 2* by Brainium is an engaging word game, the object of which is to make words from jumbled lines of letter by rearranging the scrambled letters into words and underlining them with your finger to score points.
- *Word Search* by Brainium is a fun, charming, and user-friendly word finding puzzle on mobile with dozens of categories ranging from foods to astronomy.

- *ilu* by Brainium is a puzzle game solved with light, set in the boundless void of space with countless forgotten worlds adrift in the dark without the ability to warm their dark and frozen features, where players bring light and life to these abandoned landscapes.

Integration of Loyalty Program

Since launching our first game with integrated loyalty mechanics, we've worked to abstract the technologies, tools, and operating practices that were central to this unique value proposition. Our aim was to transform our loyalty construct into a free-standing and full-featured program that could be more efficiently integrated into future game releases. Our playAWARDS initiative, and the dedicated team that leads it, is focused on further establishing it as the gaming industry's gold standard. As we continue to look to accelerate our growth through new product introductions and strategic acquisitions, we believe playAWARDS will serve as a catalyst, driving deeper engagement among newly acquired audiences.

Research and Development

We believe our ability to attract new players and retain existing players depends in part on our ability to evolve and expand our content library by continually developing differentiated games, systems technology and functionality to enhance player entertainment and user profitability.

We have a diverse pool of talent located in game development hubs, including in Israel, Serbia, Hong Kong, Singapore, Vietnam, Mexico, and Chile. This provides us with a funnel of new, internally developed game concepts, ideas for improvements to our systems, and close relationships with those local game-development communities.

Competition

As a developer of mobile games, we compete with other game makers and other forms of entertainment content. Our competitors that develop mobile and web games in the social casino gaming category vary in size and offerings and include companies such as Aristocrat, DoubleU, Huuuge Games, Playtika, SciPlay (owned by Light & Wonder), Scopely, Zynga (owned by Take-Two Interactive), and others. In addition, there are competitors that develop mobile and web games that are not currently focused on the social casino gaming category but may move into that space and that may also impede our diversification efforts, including companies such as Activision Blizzard (owned by Microsoft and the parent company of King Digital), Electronic Arts (EA Mobile), Epic Games, Netmarble (the parent company of Jam City and Kabam), NetEase (NetEase Games), Niantic, Take-Two Interactive Software, Vivendi (the parent company of Gameloft) and others. Our market is continually evolving as new developers and new games become part of our rapidly growing, mobile gaming ecosystem. We compete on the basis of a number of factors, including quality of player experience, breadth and depth of gameplay, ability to create or license compelling content, brand awareness and reputation, and access to distribution channels.

We believe we are well positioned as a gaming company with a robust loyalty program. It is our view that our investments in the quality of our games, coupled with the unique value proposition of playAWARDS, will continue to distinguish our products and drive our growth.

We believe the value of our playAWARDS program is tied to the breadth of rewards we make available to our players. Our ability to keep the program fresh and relevant is rooted in the value we deliver to our rewards partners. As we continue to demonstrate the productivity and impact of our games as a user acquisition, reactivation and inventory management solution, our rewards partners can increase their engagement, optimizing their rewards and the overall merchandising of the program. Driving demonstrable results is key to retaining our existing rewards partners and attracting new ones. We expect to continue to demonstrate the value of our program, and in doing so, further build upon our substantial collection of rewards partners and rewards.

We believe that we can compete favorably in our market. Successful execution of our strategy depends on our ability to attract and retain players, expand the market for our games, convert non-paying players into payers, attract and retain rewards partners, and offer unique and compelling experiences to players. In some cases, we compete against gaming operators who could expand their product lines to include games that could directly compete with ours. See "*Risk Factors — Our industry is very competitive. If players prefer our competitors' games over our own, our operating results could suffer.*"

Intellectual Property

We have 107 registered U.S. trademarks, 8 pending applications for U.S. trademarks, 19 issued U.S. patents, and 16 pending U.S. patent applications as of December 31, 2024. We create most of the intellectual property we use in our games, but we also license or otherwise receive rights to third-party intellectual property for use in our games. For example, we use licensed intellectual property from MGM Resorts International, Konami Gaming, Tetris®, Ainsworth Gaming Technology,

IGT, and Shaquille O'Neal among others, as creative assets in our games. These licenses typically limit our use of intellectual property to specific uses and for specific time periods and include other contractual obligations with which we must comply. Certain intellectual property rights may be licensed to us on a non-exclusive basis, and accordingly, the owners of such intellectual property are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Competition for these licenses is intense, and often results in one or more of advances, minimum payment guarantees, and royalties that we must pay to the licensor, which decreases our profitability. Additionally, in the future, we may identify third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new games; however, such licenses may not be available to us on acceptable terms or at all. We expect to continue to use a mix of originally created and licensed content in our games. See "*Risk Factors — Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. Competition for these licenses may make them more expensive and increase our costs.*"

Government Regulation

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and could have an adverse effect on our business. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

There are ongoing academic, political and regulatory discussions in the U.S., Europe, Australia, and other jurisdictions regarding whether social casino games should be subject to a higher level or different type of regulation than other social games to protect consumers, in particular minors and persons susceptible to addiction to social casino games, and, if so, what this regulation should include. It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S. and elsewhere that could restrict the online and mobile gaming industries, including player privacy, advertising, taxation, content suitability, copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to address such regulation. For example, existing laws or new laws regarding the marketing of in-game purchases, labeling of free-to-play games, regulation of currency, banking institutions, unclaimed property, or money transmission may be interpreted to cover our games and the purchase of virtual currency within our games. If that were to occur, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may impede the growth of social game services and impair our business, financial condition, or results of operations. See "*Risk Factors — Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.*"

We are a member of the International Social Games Association or ISGA, a worldwide representative body of the social games industry. The ISGA's mission is to educate and inform the public, policy makers, and regulators on what the industry does, how it works, and the value it generates for both the digital economy and people that play social games. The ISGA's "Best Practice Principles" offer guidance to the industry on consumer protection, accountability, and transparency, while its research program provides insight for its key stakeholders. Our co-founder and Executive Vice President, Paul Mathews, is the current Chairman of the ISGA. We are committed to ISGA's Best Practice Principles, including transparency in our game mechanics, functionality, and in-game purchase process, striving to adhere to data privacy and protection law, and providing customer support.

Data Privacy and Security

We receive, store, and process personal information, including personal information of our players and other player data. We respect the data privacy rights of our players and strive to comply with all applicable data privacy laws. However, there are numerous federal, state, and local laws around the world regarding data privacy and the storing, sharing, use, processing, disclosure, and protection of personal information, and current laws and regulations are inconsistent across jurisdictions leading to a patchwork of data privacy laws that are difficult to fully interpret and adhere to. Some of these laws and regulations authorize the governing agencies to investigate companies under their jurisdiction to ensure compliance, and to impose fines and other measures against companies who are not in compliance. The applicability of these laws and regulations to us, and their scope and interpretation, are constantly evolving, often uncertain, and may conflict between jurisdictions.

For example, in the U.S. we are subject to the California Consumer Privacy Act, which was enacted by the State of California and effective on January 1, 2020, and establishes additional data privacy rights for California residents, with corresponding obligations on businesses relating to transparency, deletion rights, and opting-out of the selling of personal information, and grants a private right of action for individuals in the event of certain security breaches. In November 2020, California voters passed the California Privacy Rights Act, or CPRA. The CPRA significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA could subject us to additional compliance costs as well as potential fines, individual claims and commercial liabilities.

Similar laws relating to data privacy and security have been adopted in several other states, and proposed in other states and at the federal level, and, if passed, such laws may have potentially conflicting requirements.

In Europe, we are subject to the General Data Protection Regulation 2016/679 or GDPR, a regulation on data protection and data privacy applicable to companies processing personal data of users in the European Union (EU) and the European Economic Area that became effective May 25, 2018. The GDPR is wide-ranging in scope and imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer, and otherwise process personal information (including restrictions on cross-border transfers of personal information), with substantial monetary penalties for violations. The GDPR also provides that EU member states may enact their own additional laws and regulations in relation to certain data processing activities. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal information from the EU to "third countries," especially the U.S. For example, in 2020, the Court of Justice of the EU invalidated the EU-U.S. Privacy Shield Framework (a mechanism for the transfer of personal information from the EU to the U.S.) and made clear that reliance on standard contractual clauses (an alternative mechanism for the transfer of personal information outside of the EU) alone may not be sufficient in all circumstances. That program was subsequently replaced by the EU-U.S. Data Privacy Framework adopted July 17, 2023. In addition, after the UK left the EU, the UK enacted the UK GDPR, which, together with the amended UK Data Protection Act of 2018, retains the GDPR in UK national law, but also creates complexity and uncertainty regarding transfers of personal information between the UK and the EU, which could further limit our ability to use and share personal data and require localized changes to our operating model.

We are also subject to data protection and data privacy laws in other jurisdictions, such as the Lei Geral de Proteção de Dados or LGPD, a data privacy act enacted by Brazil that became effective September 18, 2020, which created new privacy rights for individuals and include monetary penalties for non-compliance. We are further subject to consumer protection laws, such as general truth in advertising and unfair trade practices that prohibit making false statements about, or otherwise failing to disclose, how we use our players' data, as well as federal and state data breach notification laws.

The scope of data privacy laws and regulations worldwide continues to evolve, and we anticipate that the number of data privacy laws and the scope of individual data privacy and protection rights will increase, and we will continue to evaluate tools and methods to help us comply with existing and new laws and regulations. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to additional data privacy, cybersecurity, and consumer protection laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business.

We require new players who play our games for the first time to accept our privacy policy and terms of service. In our privacy policy, we disclose to our players what data we collect and how we use it. We also provide our players with an online submission form to exercise certain rights with respect to their personal data. We strive to comply with our privacy policy and respond to requests from our players to exercise such rights. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules and regulations to which we are subject.

See "Risk Factors — We are subject to laws and regulations concerning data privacy, information security, data protection, and consumer protection, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could harm our business."

Human Capital

We had 556 full-time and 12 part-time employees in ten studios located in eight countries as of December 31, 2024. None of our employees are represented by a labor organization or are a party to any collective bargaining agreement with respect to their employment by us, except for certain employees in Vietnam where local law requires those employees to be represented by a trade union. We have never experienced a material interruption of operations due to labor disagreements.

We believe that our people are the reason for our success, and we have organized ourselves to maximize productivity and performance. We are also working to build diversity within our workforce.

Our human capital resources objectives include, as applicable, identifying, hiring, training, integrating, and retaining our existing and additional employees. We believe we are able to attract and retain top talent by creating a culture that challenges and engages our employees, offering them opportunities to learn, grow, and achieve their career goals. Further, we believe that our commitment to a culture of inclusion is integral to our goal of attracting and retaining talent.

We strive to provide compensation and benefits that are competitive to market and create incentives to attract and retain employees. Our compensation package includes market-competitive base pay, health care, retirement benefits, paid time off and family leave. In addition, we offer stock-based compensation and access to a variety of health and wellness resources.

Website and Available Information

Our principal executive offices are located at 10150 Covington Cross Drive, Las Vegas, Nevada, 89144 and our telephone number is (725) 877-7000. Our website address is www.playstudios.com. Through a link on the Investors section of our website, we make the following filings available free of charge and as soon as reasonably practicable after they are electronically filed or furnished with the SEC: our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder. These filings are also available free of charge on the SEC's website at www.sec.gov. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this filing.

ITEM 1A.   RISK FACTORS

Our business faces significant risks and uncertainties. In evaluating our business, in addition to the risks and uncertainties discussed above under "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline. Additionally, the risks and uncertainties described in this Annual Report on Form 10-K are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Related to Our Business and Industry

Our business will suffer if we are unable to entertain our players, develop new games, and improve the experience within our existing games.

Our business depends on developing, publishing, and continuing to service casual, "free-to-play" games that players will download and spend time and money playing. We are currently focused on social casino, casual, and puzzle games, offering our games on mobile devices, including smartphones and tablets on Apple's iOS and Google's Android operating systems, on social networking platforms such as Facebook, and on our websites. We have devoted and we expect to continue to devote substantial resources to the research, development, analytics, and marketing of our games. Our development and marketing efforts are focused on both improving the experience within our existing games (frequently through new content and feature releases for our live services) and developing new games. We generate revenue primarily through the sale of in-game virtual currency. For games distributed through third-party platforms, we are required to share a portion of our revenue from in-game sales with the platform providers. Due to our focus on mobile gaming, these costs are expected to remain a significant operating expense. See "*Risk Factors—We rely on third-party platforms such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook to make our games available to players and collect revenues generated on such platforms, and we rely on third-party payment service providers to collect revenues generated on our own platforms.*" In order to achieve and maintain profitability, we need to generate sufficient revenue from our existing and new game offerings to offset our ongoing development, marketing, and operating costs.

Successfully monetizing "free-to-play" games is difficult and requires that we deliver engaging and entertaining player experiences that a sufficient number of players will pay for or we are able to otherwise sufficiently monetize our games. The success of our games depends, in part, on unpredictable and volatile factors beyond our control including player preferences and spending habits, competing games, and the availability of other entertainment experiences. If our games do not meet player expectations, or if new games are not brought to market in a timely and effective manner, our ability to grow revenue and our financial performance will be negatively affected.

Our ability to successfully develop games for mobile and web platforms and their ability to achieve commercial success will depend on our ability to:

- effectively monetize our games;

- effectively market our games to existing and new players;

- achieve benefits from our player acquisition costs;

- achieve organic growth and gain player interest in our games through free or more efficient channels;

- adapt to changing player preferences and spending habits;

- negotiate with third parties to provide our players with a diverse inventory of real-world loyalty rewards;

- achieve and maintain player engagement within our games;

- expand and enhance games after their initial release;

- attract, retain, and motivate talented and experienced game designers, product managers, engineers, digital marketing managers, and user acquisition experts;

- negotiate and manage relationships with third-party platforms;

- continue to adapt to new technologies and game feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

- efficiently manage the development of new games and features to increase the cadence of introductions without incurring excessive costs;

- maintain a quality gaming experience and retain our players;

- compete successfully against a large and growing number of existing market participants;

- accurately forecast the timing and expense of our operations, including game and feature development, marketing and player acquisition, player adoption, and revenue growth;

- minimize and quickly resolve bugs or outages; and

- acquire and successfully integrate high quality mobile game assets, personnel, or companies.

These and other uncertainties make it difficult to know whether we will succeed in continuing to develop successful games and live operations services and launch new games and features in accordance with our operating plan. If we do not succeed in doing so, our business, financial condition, results of operations, and reputation will suffer.

If we are able to develop new games and features that achieve success, it is possible that these new games and features could divert players of our other existing games without growing our overall player base, which could harm operating results.

Although it is important to our future success that we develop new games and features that are popular with players, it is possible that new games and features may reduce the amount of time players spend with our other games without increasing their overall playing time or purchases. In particular, we plan to continue leveraging our existing games to cross-promote new games and features, which may encourage players of existing games to divert some of their playing time and discretionary spending away from our existing games. If new games and game features do not grow our player base, increase the overall amount of time our players spend with our games, or generate sufficient new revenue to offset any declines from our other games, our revenue could be adversely affected.

We believe that our players' level of engagement with our games is partly based on playAWARDS, our real-world rewards loyalty program. If we fail to expand and diversify our playAWARDS program, or external events make it difficult for our players to consume real-world rewards, our business may suffer.

Players accumulate loyalty points by engaging with our games, and players can exchange their loyalty points for real-world rewards through our playAWARDS program. We believe that our players' level of engagement with our games is partly based on the perceived value of earning loyalty points and exchanging those loyalty points for real-world rewards that they can redeem at our rewards partners' establishments. We currently offer real-world rewards relating to, among other things, dining, live entertainment shows, and hotel rooms. For example, through an agreement with MGM Resorts International, or MGM, our players are able to exchange loyalty points for, among other things, free hotel rooms, meals and show tickets for various Las Vegas properties, including ARIA, Bellagio, and MGM Grand. While we offer some digital rewards, many of our real-world rewards are destination based. During the COVID-19 pandemic, we observed a lower level of rewards redemption due to restrictions on the operations of rewards partners and on the ability for players to travel or attend public events, and while such restrictions have been lifted, we could experience a reduced level of rewards redemption as a result of unanticipated future circumstances that have the effect of restricting travel or the in-person attendance of public events. If we are unable to expand and diversify our playAWARDS program, the perceived value of exchanging loyalty points for the real-world rewards we offer will diminish and our players may be less likely to play our games or may reduce their level of engagement with our games. Such loss of, or reduction in, players or their level of engagement with our games would cause our business, financial condition, and results of operations to suffer. The loss of MGM or other major rewards partners, a decrease in the quantity or quality of available rewards, or a significant change in the terms of our reward partner agreements, could materially diminish the appeal of our playAWARDS program to players, which could in turn reduce player engagement and monetization across our portfolio. If we are unable to maintain or enhance our rewards inventory, our competitive advantage would be diminished, potentially resulting in reduced revenue and profitability.

The COVID-19 pandemic and containment efforts across the globe significantly impacted our business, and the extent to which any future pandemics, health epidemics or contagious disease outbreaks will impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic and related containment and mitigation efforts, including social distancing, shelter-in-place, quarantine and similar policies, practices and governmental orders, resulted in widespread disruption in global economies, productivity, and financial markets and materially altered our day-to-day business operations. Any future pandemics, public health epidemics, disease outbreaks, medical emergencies, or other public health crises outside of our control could have a negative impact on our business.

During the COVID-19 pandemic, we took various precautionary measures intended to minimize the risk of COVID-19 to our employees. Those measures included temporarily closing our offices around the world (including our corporate headquarters in Las Vegas, Nevada) and implementing travel restrictions for our employees. Although our facilities have all since reopened, our business may be negatively impacted if we are faced with a similar future event, such as a pandemic, public health epidemic, disease outbreak, or other public health crisis, that requires us to implement precautionary measures, which may include temporary closures of some or all of our facilities, travel restrictions, and other measures that could be disruptive to our normal business operations.

During a pandemic, health epidemic or contagious disease outbreak, we may not be able to provide the same level of product features and customer support that our players expect from us, which could negatively impact our business and operations. While substantially all of our business operations can be performed remotely, many of our employees who work remotely might have to balance additional work-related and personal challenges, including adjusting communication, technical and work expectations, and challenges to collaborate in a hybrid environment with work colleagues and business partners.

In addition to the potential direct impacts to our business, the global economy could be significantly weakened as a result of the actions taken in response to any future pandemic, health epidemic or contagious disease outbreak, and future government intervention remains uncertain. A weakened global economy may impact our players' purchasing decisions within our games, in particular given the limitations of redeeming real-world rewards due to government mandated or other restrictions on travel and other activities and limitations on our players' discretionary spending, consumer activity during the pandemic and its impact on advertising investments, and the ability of our business partners, including our rewards partners that provide the real-world rewards available in our games, to navigate a complex social, health, and economic environment, any of which could result in disruption to our business and results of our operations.

The duration and extent of the impact on our business from any future pandemics, health epidemics or contagious disease outbreaks will depend on future developments that cannot accurately be predicted at this time, such as the existence of any additional waves of any pandemic, epidemic, or outbreak, disease severity and transmission rates, the impact of new disease variants, the extent and effectiveness of mitigation and containment actions, progress towards widespread rapid testing, effective treatment alternatives and the adoption and efficacy of available vaccines, and the impact of these and other factors on our employees, players, and business partners. If we are not able to respond to and manage the impact of such events effectively, our business may be harmed. To the extent any future pandemic, health epidemic or contagious disease outbreak adversely affects our business and financial results, it may also have the effect of heightening many of the other risks to our business described herein.

Our industry is very competitive. If players prefer our competitors' games over our own, our operating results could suffer.

Competition in the gaming industry, especially the mobile gaming segment, is intense and subject to rapid changes, including changes from evolving player preferences and emerging technologies. Many new games are introduced in each major industry segment (mobile, web, PC, and console) each year, but only a relatively small number of titles account for a significant portion of total revenue in each segment. While we have diversified our product offering, we historically competed primarily in the social casino gaming category. Our competitors that develop mobile and web games in the social casino gaming category vary in size and offerings and include companies such as Aristocrat, DoubleU, Huuuge Games, Playtika, SciPlay, Scopely, Zynga (owned by Take-Two Interactive), and others. In addition, there are competitors that develop mobile and web games that are not currently focused on the social casino gaming category but may move into that space and that may also impede our diversification efforts, including companies such as Activision Blizzard (owned by Microsoft Corporation and the parent company of King Digital), Electronic Arts (EA Mobile), Epic Games, Netmarble (the parent company of Jam City and Kabam), NetEase (NetEase Games), Niantic, Take-Two Interactive Software, Vivendi (the parent company of Gameloft), and others. In addition, online game developers and distributors that are primarily focused on specific international markets, such as Giant Interactive and Tencent in Asia, and high-profile companies with significant online presences that to date have not actively focused on social games, such as Facebook, Apple, Google, Amazon, and Netflix, may decide to develop social games including social casino games which may compete with our games. Some of these current and potential competitors have significant resources for developing, enhancing or acquiring additional games or gaming companies, may be able to incorporate their own strong brands and assets into their games, may have a more diversified set of revenue sources than we do and may be less severely affected by changes in player preferences, regulations or other developments that may impact our industry. Furthermore, certain competitors of our social casino games may provide real-money gambling offerings, which could negatively impact demand for our social casino games.

There are relatively low barriers to entry to develop a mobile or online game and we expect new game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications. We also compete or will likely compete with a vast number of small companies and individuals who are able to create and launch games and other content for devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. The proliferation of titles in these open developer channels makes it difficult for us to compete for players without substantially increasing our marketing expenses. We also face competition for the leisure time, attention, and discretionary spending of our players from other non-gaming activities, such as social media and messaging applications, personal computer and console games, virtual reality and augmented reality games, video streaming services, television, movies, sports, and the Internet. Increasing competition could result in loss of players, increasing player acquisition and retention costs, and loss of talent, all of which could harm our business, financial condition, or results of operations.

The market for our games is characterized by rapid technological developments, frequent launches of new games and enhancements to current games, changes in player needs and behavior, disruption by innovative entrants and evolving business models and industry standards. As a result, our industry is constantly changing games and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to player preferences. Our competitors may adapt to an emerging technology or business model more quickly or effectively, developing products and games or business models that are more technologically advanced, more appealing to consumers, or both. The emergence of "sweepstakes casino" games, which are similar to social casino games but incorporate sweepstakes as a primary user acquisition and monetization tool in the game, could pose a competitive threat to our social casino games and harm our results of operations.

Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future business partners or third-party software providers. By doing so, these competitors may increase their scale, their ability to meet the needs of existing or prospective players and compete for similar human resources. If we are unable to compete effectively, successfully and at a reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition would be adversely impacted.

We rely on a small portion of our total players for a substantial amount of our revenue and if we fail to grow our player base, or if player engagement declines, our revenue and operating results will be harmed.

Compared to all players who play our games in any period, only a small portion are paying players. In order to sustain and grow our revenue levels, we must attract, retain, and increase the number of paying players or more effectively monetize our players through advertising and other strategies. To retain players, we must devote significant resources so that the games they play retain their interest and attract them to our other games. We also organize periodic in-person events for our players and, in addition, provide personal hosting services to our most engaged players, Nevertheless, we might not succeed in our efforts to increase the monetization rates of our players, particularly if we are unable to retain our paying players. If we fail to grow or sustain the number of our paying players, if the rates at which we attract and retain paying players declines, if the average amount our players pay declines, or if we fail to retain and effectively monetize the relatively small number of players that comprise our most highly engaged player tiers, our business may be negatively impacted and our financial results may suffer.

A substantial portion of our loyalty rewards and significant intellectual property are obtained from MGM, and any change in that relationship could materially and adversely affect our business and financial results.

Although we have a portfolio of entertainment, retail, technology, travel, leisure, and gaming brands across the globe providing rewards through our playAWARDS program, MGM historically has provided a substantial amount of such rewards, and the majority of the rewards redeemed through our playAWARDS program for the year ended December 31, 2024 were offered by MGM. Under the terms of our marketing agreement and rewards agreement with MGM, MGM has discretion over the types and quantities of rewards and whether to make any rewards available for a particular game, and MGM may discontinue any rewards previously made available. The terms of our marketing agreement with MGM requires us to meet certain performance criteria for it to be automatically renewed, and if we fail to meet those performance criteria, MGM could terminate both the marketing agreement and the rewards agreement. If we fail to meet our required performance criteria under the marketing agreement, we could also lose certain intellectual property rights that we license from MGM under the marketing agreement and which we use as creative assets in our games. In the event that MGM offers fewer or less attractive rewards for our games or if we fail to achieve the required performance milestones and MGM decides not to renew our agreements, our business and financial results could be materially and adversely affected.

We rely on third-party platforms such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook to make our games available to players and collect revenues generated on such platforms, and we rely on third-party payment service providers to collect revenues generated on our own platforms.

We derive a significant portion of our revenue from the distribution of our games on the Apple App Store, Google Play Store, Amazon Appstore, and Facebook, and the virtual items we sell in our games are purchased using the payment processing systems of these third-party platform providers. Additionally, we have historically acquired a significant number of our players through Facebook. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms loses market share or falls out of favor, or is unavailable for a prolonged period of time, our business will suffer.

We are subject to the standard and non-negotiated policies and terms of service/publisher agreements of third-party platforms, which govern the promotion, distribution, content, and operation generally of games on the platform. Each platform provider has broad discretion to unilaterally change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how we are able to advertise on the platform, change how the personal information of its users is made available to application developers on the platform, limit the use of personal information for advertising purposes, or restrict how players can share information with their friends on the platform or across platforms. Any of these changes could be implemented with little or no advance notice, and we may be unable to take action avert or reduce the negative impacts such changes could impose on our business.

Our business could be harmed if:

- the platform providers discontinue or limit our access to their platforms;

- governments or private parties, such as Internet providers, impose bandwidth restrictions, increase charges, or restrict or prohibit access to those platforms;

- the platforms increase the fees they charge us or change the ways in which their fees are determined;

- the platforms modify their algorithms, discovery mechanisms, communication channels available to developers, respective terms of service, or other policies;

- the platforms decline in popularity;

- the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;

- the platforms elect or are required to change how they label free-to-play games or take payment for in-game purchases;

- the platforms block or limit access to the genres of games that we provide in any jurisdiction;

- the platforms impose restrictions or spending caps or make it more difficult for players to make in-game purchases of virtual items;

- the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or

- we are unable to comply with the platform providers' terms of service.

In addition, third-party platforms also impose certain file size limitations, which limits our ability to create software with additional features that would result in a larger size than the platform providers would support. Aside from these file size limitations, a larger game file size could cause players to delete our games once the file size grows beyond the capacity of their devices' storage limitations or could reduce the number of downloads of these games.

Changes in the respective terms of service or policy changes of third-party platforms may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, reduce the amount of revenue we may recognize from in-game purchases, increase our costs to operate on these platforms, or result in the exclusion or limitation of our games or certain in-game features on such platforms. Any such changes could adversely affect our business, financial condition, or results of operations.

Obtaining and maintaining high ratings of our games on the platforms on which we operate are important as they help drive users to find our games. If the ratings of any of our games decline or if we receive significant negative reviews that result in a decrease in our ratings, our games could be more difficult for players to find or recommend. In addition, we may be subject to negative review campaigns or defamation campaigns intended to harm our ratings. Any such decline may lead to loss of users and revenues, additional advertising and marketing costs, and reputation harm.

If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms or conditions or experienced issues with their features that permit our players to purchase virtual items. If any of our third-party service providers is unable to process payments, even for a short period of time, our business could be harmed. These platforms and our third-party online payment service providers may also experience security breaches or other issues with their functionalities. In addition, if we violate, or a platform provider believes we have violated, its terms of service, policies, or standard publisher agreements (or if there is any change or deterioration in our relationship with any of these platform providers), that platform provider could limit or discontinue our access to the platform or we may be exposed to liability or litigation. As jurisdictions in which we operate and their regulatory bodies adopt or modify laws and regulations, our platform providers may adopt restrictive policies or take other adverse action against the Company and its games in connection with their interpretation and implementation of such laws and regulations. If the platform providers took such actions in jurisdictions that are significant to our operations, it could negatively impact our business.

Additionally, if our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. For example, Apple developed its own video game subscription service, Apple Arcade, which may compete further with our games. Netflix, a relatively new entrant in the gaming market, has expanded its offerings by including a growing library of mobile games as part of its subscription service. With its expansive customer base and vast resources, Netflix could pose a material competitive threat to the Company's business. Increased competition and success of other brands, genres, business models and games could result in, among other things, a loss of players, or negatively impact our ability to acquire new players cost-effectively, which could have a material adverse effect on our business, financial condition and results of operations.

If any such events described above occur on a short-term or long-term basis, or if these third-party platforms and online payment service providers otherwise experience issues that impact the ability of players to download or access our games, access social features, or make in-game purchases, it could materially and adversely affect our brands and reputation, as well as our business, financial condition, and results of operations.

We rely on third-party hosting and cloud computing providers to operate certain aspects of our business. In particular, a significant portion of our game traffic is hosted by Amazon Web Services, or AWS, and any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our games, the satisfaction of our players, and our corporate functions. Our games and company systems run on a complex distributed system, or what is commonly known as cloud computing. We own, operate, and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control and which would require significant time and expense to replace. We expect this dependence on third parties to continue. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, and capacity constraints. If any such interruption is significant or prolonged, if a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all.

A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of player experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and results of operations may suffer. We do not maintain insurance policies covering losses relating to our network or information technology systems, other than losses caused by cybersecurity attacks for which we have limited insurance coverage, which may increase any potential harms that the business may suffer from systems failure or resulting business interruptions.

In addition, any changes in these third parties' service levels may adversely affect our ability to meet the requirements of our players. As our platform's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our offerings increases. Any negative publicity arising from these interruptions, delays, outages, or other performance problems could adversely affect our business, financial condition, results of operations, or reputation. Furthermore, in the event that any of our agreements with these third-party providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting or cloud computing providers. Although alternative providers could host our platform on a substantially similar basis, such transition could potentially be disruptive and we could incur significant costs in connection with such transition.

In particular, a significant portion of our game traffic, data storage, data processing and other computing services and systems is hosted by AWS. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. Any disruptions, delays, outages and other performance problems caused by AWS could significantly impact our business due to our many services and systems relying on the AWS services.

We have engaged, and expect to engage, third-party game development companies to develop and operate certain mobile games, including myVEGAS Bingo, POP! Slots, MGM Slots Live, and my Konami Slots, and if they fail to perform as expected, our business may suffer.

We currently, have in the past, and expect in the future to, engage third-party game development companies to develop and operate certain mobile games on our behalf. Currently, we rely on third-party game development companies to provide operation and development services for our myVEGAS Bingo, POP! Slots, MGM Slots Live, and my KONAMI Slots games. In each instance, we have been, and in the future intend to be, the publisher of our existing games as well as third-party developed or co-developed games when they are available to players through platforms such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook. However, in some cases much of the responsibility to develop and operate our games will be undertaken by the development company. Typically when we engage a third-party game development company, we will enter into a contract with them that defines their and our duties and responsibilities. With a third-party game development company, we have limited control over the work performed by the development company and are therefore subject to risks that differ from, and might be greater than, those we are subject to when our own employees are developing and operating our games. For example, limited control over work being performed could materially and adversely impact the timely development and completion of our games, and their publication could be delayed due to the development company's failure to adhere to our milestones and roadmaps. We have in the past experienced this risk when one of our third-party game development companies failed to complete development milestones in accordance with our game development roadmap. If our third-party game development companies do not perform in accordance with our agreements with them, it could adversely affect the development of our games that are the subject of that agreement, including delaying their availability for launch and their performance once launched, which could materially and adversely impact our ability to meet our forecasts.

Once a co-developed game is launched, or in the event we engage a third party to operate an existing game, we will be reliant on the development company's ability to maintain an adequate number of knowledgeable and experienced personnel to operate and maintain the co-developed game or existing game successfully and to develop and implement future game updates, patches and bug fixes, as well as provide ongoing support services. If the development companies fails to operate and maintain the co-developed game or existing game, it could adversely affect that game's performance and player satisfaction, and our business might suffer as a result. Further, if the game development companies breached our agreements with them, or unilaterally elected to discontinue providing services, we would have to find a substitute provider or replace the lost services internally, which could disrupt the operation of the games and result in dissatisfied players, increased expenses, lost revenues, and other adverse effects.

We do not own or have direct control of the source code of the third-party developed games, but we endeavor to have source code escrow agreements in place under which the source code and operation documentation of such co-developed games will be held in escrow. If the source code escrow release conditions are triggered under the applicable source code escrow agreement, while we may be able to obtain access to and use the source code and operation documentation to operate the relevant co-developed game, it would take significant time for our employees to learn how to manage the operation of the co-developed game or develop future game updates, patches, or bug fixes for the co-developed game, which could adversely affect the co-developed game's performance and player satisfaction, and our business may suffer as a result.

In addition, a co-developed game may incorporate intellectual property owned by the applicable development company. In such cases, we will seek to obtain licenses to use the intellectual property as integrated with and into the co-developed game in order to continue operating the game if our agreement with the co-developer terminates or expires and we wish to continue publishing the co-developed game. If we are unable to obtain such a license, or if the third-party game developer challenged our right to use its intellectual property or the manner in which we use such intellectual property, it could materially and adversely affect our ability to continue to publish the co-developed game.

If we do not successfully invest in, establish and maintain awareness of our brands and games, or if we incur excessive expenses promoting and maintaining our brands or our games, our business, financial condition, results of operations, or reputation could be harmed.

We believe that establishing and maintaining our brands is critical to maintaining and creating favorable relationships with players, rewards partners, content licensors, and advertisers, as well as competing for key talent. Increasing awareness of our brands and recognition of our games is particularly important in connection with our strategic focus on developing games based on our own intellectual property and successfully cross-promoting our games. In addition, globalizing and extending our brands and recognition of our games requires significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brands or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenue could be limited, our costs could increase, and our business, financial condition, results of operations, or reputation could suffer.

We strive to establish and maintain our brands by obtaining trademark rights, including for our games. However, if our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position, business, financial condition, or results of operations may be harmed.

Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. Competition for these licenses may make them more expensive and increase our costs.

Much of the intellectual property we use in our games is created by us, but we also rely on licenses or rights we receive to third-party intellectual property for use in our games or platform to enhance the experience of our players or otherwise operate our business. For example, we use licensed intellectual property from certain parties such as MGM, Tetris®, and Konami Gaming in our games and for marketing and promoting our games. These licenses typically limit our use of intellectual property to specific uses and for specific time periods, and include other contractual obligations, including the achievement of certain performance milestones with which we must comply in order for the license to remain in effect. Moreover, certain intellectual property rights may be licensed to us on a non-exclusive basis, and accordingly, the owners of such intellectual property are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Competition for these licenses is intense, and often results in one or more of increased advances, minimum payment guarantees, and royalties that we must pay to the licensor, which decreases our profitability. In the future, we may identify additional third-party intellectual property we may need or desire to license in order to engage in our business, including to develop or commercialize new games. However, such licenses may not be available on acceptable terms or at all. If we are unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, we may be required to discontinue or limit our use of our games or features therein that include or incorporate the licensed intellectual property, and our revenue and profitability may be adversely impacted.

We also cannot be certain that our licensors are not infringing, misappropriating, or otherwise violating the intellectual property rights of others or that our licensors have sufficient rights to the intellectual property to grant us the applicable licenses. If we are unable to obtain or maintain rights to any of such in-licensed intellectual property because of claims of intellectual property infringement, misappropriation, or other violation claims brought by third parties against our licensors or against us, our ability to develop games containing such intellectual property could be severely limited and our business could be harmed.

The perceived value of our virtual currency is highly dependent on how we manage the economies in our games. If we fail to manage our game economies properly, our business may suffer.

Our games are available to players for free, and historically we have derived substantially all of our revenues from the sale of in-game virtual currency when players make voluntary in-game purchases. Paying players choose to purchase virtual currency in our games because of its perceived value, which is dependent on the relative ease of obtaining equivalent virtual currency by simply playing our games. The perceived value of our virtual currency can be impacted by various actions that we take in our games, including offering discounts for virtual currency, giving away virtual currency in promotions, or providing other non-paid methods of obtaining virtual currency. Managing game economies is difficult, and relies on our assumptions and judgment. If we fail to manage our virtual economies properly or fail to promptly and successfully respond to any such disruption, our reputation may suffer and our players may be less likely to play our games and to purchase virtual currency from us in the future, which would cause our business, financial condition, and results of operations to suffer.

Our ability to successfully attract in-game advertisers depends on our ability to design an attractive advertising model that retains players.

While historically we have derived substantially all of our revenues from the sale of in-game virtual currency, our Tetris®-branded mobile game and Brainium games derive the majority of their revenues from the sale of in-game advertisements. If we are unable to attract and maintain a sufficient player base or otherwise fail to offer attractive in-game advertising models, advertisers may not be interested in purchasing such advertisements in our games, which could adversely affect our revenues from in-game advertising. In addition, if we include in-game advertising in our games that players view as excessive, such advertising may materially detract from players' gaming experiences, thereby creating player dissatisfaction, which may cause us to lose players and revenues, and negatively affect the experience for players making purchases of virtual currency in our games.

Our games and other software applications, and our and our vendors' and other partners' information technology and other systems and platforms, have, on occasion, experienced failures, errors, defects, or disruptions. Although such events have not had a material impact in the past, future similar events could disrupt our business, impact our games and related software applications, affect our ability to scale our technical infrastructure, diminish our brand and reputation, subject us to liability, and adversely affect our operating results and growth prospects.

Our games may contain errors, bugs, flaws, corrupted data, defects, and other vulnerabilities, some of which may only become apparent after their launch, particularly as we launch new games and release new features to existing games under tight time constraints. Furthermore, our development and testing processes may not detect errors and vulnerabilities in our games prior to their release. These defects may only become apparent after we launch a new game or publish an update to an existing game, particularly as we launch new games or updates and rapidly release new features to existing games under tight time constraints. For example, these errors could prevent a player from making in-game purchases, which could harm our business. These errors could also be exploited by cheating programs and other forms of misappropriation, be leveraged by nefarious actors to expose personal data, or create other issues or problems harming the overall game-playing experience for our players. This could cause players to reduce their playing time or in-game purchases, discontinue playing our games altogether, or not recommend our games to other players, which could result in further harm to our business. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us. Resolving such errors could disrupt our operations, cause us to divert resources from other projects, or harm our results of operations. Accordingly, any such errors, flaws, defects, and vulnerabilities may disrupt our operations, violate applicable security standards, adversely affect the game experience of our players, harm our reputation, cause our players to stop playing our games, divert our resources, and delay market acceptance of our games, any of which could result in harm to our business, financial condition, or results of operations.

Our technology infrastructure is critical to the performance of our games and satisfaction of our players and to the general operation of our business. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to detect and prevent or hinder cybersecurity attacks or other security or data breaches, to protect our systems, data and player information, and to prevent outages, data loss, and fraud, including a disaster recovery strategy for server, equipment, or systems failure and the use of third parties for certain cybersecurity services, will provide sufficient security or be adequate for our operations. Our vendors and other partners are also subject to the foregoing risks, and we do not have any control over them. We have experienced, and may in the future experience, system disruptions, outages, and other performance problems, including when releasing new software versions or bug fixes, due to a variety of factors, including infrastructure changes, human or software errors, and capacity constraints. Such disruptions have not had a material impact to date; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our or third parties' computer systems and technological infrastructure, including the data contained therein or transmitted thereby, could result in a wide range of negative outcomes, including violations of applicable privacy laws which can result in significant fines, governmental investigations and enforcement actions, legal and financial exposure, contractual liability, and damage to our reputation, each of which could materially adversely affect our business, financial condition, results of operations, and prospects.

Programming errors, defects, and data corruption could also disrupt our operations, cause us to violate applicable data privacy laws, adversely affect the experience of our players, harm our reputation, cause our players to stop playing our games, divert our resources, and delay market acceptance of our games, any of which could result in legal liability to us or harm our business, financial condition, results of operations, and prospects.

If our player base and engagement continue to grow, and the number and types of games and features we offer continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our players' needs and operate our business. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our games or other operations. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, which could further degrade the player experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cybersecurity attacks, public health emergencies, or other catastrophic events.

We believe that if our players have a negative experience with our games, or if our brand or reputation is negatively affected, players may be less inclined to continue or to engage with us. As such, a failure or significant interruption in our service would harm our reputation, business, and operating results.

Our success depends on the security and integrity of the games we offer, and security breaches or other disruptions could compromise our information or the information of our players and expose us to liability, which would cause our business and reputation to suffer.

We believe that our success depends in large part on providing secure games to our players. Our business sometimes involves the collection, storage, processing and transmission of players' proprietary, confidential and personal information. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our games may be vulnerable to attacks by hackers, players, vendors, or others, or to breaches due to malfeasance or other disruptions. Any such security breach or incident could result in unauthorized access to, misuse of, or unauthorized acquisition of, our or our players' data, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our equipment or systems or those of our players or third-party platforms. Any such occurrence could expose us to claims, regulatory investigations, litigation, (including class actions), fines and potential liability., negative reputational impacts that cause us to lose existing or future customers, and/or significant costs relating to incident response, system restoration or remediation, or future compliance. Any or all of the foregoing could materially adversely affect our business, operating results, and financial condition.

An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose players. Data security breaches and other data security incidents may also result from non-technical means, such as actions by employees, contractors, or other service providers. Any compromise of our security could result in a violation of applicable privacy laws and regulations and could result in governmental investigations, enforcement actions, and legal and financial exposure, including potential costs or liabilities that may not be covered by our insurance. Any such security compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our business or results of operations.

If the use of mobile devices as game platforms and the proliferation of mobile devices generally do not continue to increase, our business could be adversely affected.

The number of people using mobile Internet-enabled devices has increased dramatically over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile games, may not grow in the way we anticipate. Our future success is substantially dependent upon the continued growth of the market for mobile games. In addition, we do not currently offer our games on all mobile devices. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and may not achieve the anticipated return on our development efforts. Any such declines in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, or results of operations.

While we have achieved profitability in the past, we also have a history of net losses and our revenue and operating margins may decline. We also may incur substantial net losses in the future and may not sustain profitability.

Our operating and net income has historically fluctuated and we believe our operating margin could decrease as a result of declining revenue and/or increasing costs resulting from the risks discussed in this Annual Report on Form 10-K or in connection with any merger and acquisition activity that we may undertake. We expect to continue to expend substantial financial and other resources on game development, our technology stack, game engines, game technology and tools, player acquisition, the expansion of our network, international expansion, and marketing. Our operating costs will increase and our operating margins may decline if we do not effectively manage costs, launch new products on schedule that monetize successfully, and enhance our games so that these games continue to monetize successfully. In addition, weak economic conditions or other factors could cause our revenues to contract, requiring us to implement significant additional cost cutting measures, including a decrease in sales and marketing and paid player acquisition, which could harm our long-term prospects. If our revenue does not increase to offset any additional expenses, if we fail to manage or experience unexpected increases in operating expenses, or if we are required to take additional charges related to impairments or restructurings, our financial results and results of operations may suffer and we may not achieve or maintain profitability.

We intend to grow our business through strategic acquisitions, investments, and joint ventures that involve numerous risks and uncertainties.

We intend to grow our business through strategic transactions, including acquisitions, investments, and joint ventures, that involve numerous risks and uncertainties. We have previously closed several such transactions, including the acquisitions of Brainium and Pixode, and the license rights for Tetris®-branded mobile games, and are currently in, and in the future expect to continue to be in, various stages of seeking, evaluating, and pursuing additional strategic transactions both in the U.S. and in non-U.S. jurisdictions. These transactions often require unique approaches to integration due to, among other reasons, the structure of the transactions, the locations, and cultural differences among the other company's teams and ours, and have required and will continue to require significant attention from our management team. If we are unable to obtain the anticipated benefits from these transactions, or if we encounter difficulties in integrating any acquired operations with our business, our financial condition and results of operations could be materially harmed.

Challenges and risks from such acquisitions, investments, and joint ventures include:

• our ability to identify, compete effectively for, or complete suitable acquisitions and investments at prices we consider attractive;

• our ability to estimate accurately the financial effect of acquisitions and investments on our business, our ability to estimate accurately any synergies or the impact on our results of operations of such acquisitions and investments;

• acquired products, technologies or capabilities, particularly with respect to any that are still in development when acquired, may not perform as expected, may have defects, or may not be integrated into our business as expected;

• acquired entities or joint ventures may not achieve expected business growth or operate profitably, which could adversely affect our results of operations, and we may be unable to recover investments in any such acquisitions or joint ventures;

• our assumption of legal or regulatory risks, particularly with respect to smaller businesses that have immature business processes and compliance programs, or litigation we may face with respect to the acquired company, including claims from terminated employees, players, former stockholders, or other third parties;

• negative effects on business initiatives and strategies from the changes and potential disruption that may follow the acquisition;

- diversion of our management's attention;

- declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, or future prospects;

- the need to integrate the operations, systems, technologies, products, and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

- the difficulty in determining the appropriate purchase price of acquired companies may lead to the overpayment of certain acquisitions and the potential impairment of intangible assets and goodwill acquired in the acquisitions;

- the difficulty in successfully evaluating and utilizing the acquired products, technology, or personnel;

- acquisitions, investments, and joint ventures may require us to spend a significant amount of cash, to incur debt, resulting in increased fixed payment obligations and could also result in covenants or other restrictions on us, or to issue capital stock, resulting in dilution of ownership of our stockholders;

- the need to implement controls, procedures, and policies appropriate for a larger, U.S.-based public company at companies that prior to acquisition may not have as robust controls, procedures, and policies, in particular, with respect to compliance with privacy and other regulations protecting the rights of users, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company's operations;

- the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges and integrating and reporting results for acquired companies that have not historically followed U.S. GAAP;

- the fact that we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

- the fees and costs of legal, accounting, and other professional advisors engaged by us for such acquisitions, which may be substantial;

- under purchase accounting, we may be required to write off deferred revenue which may impair our ability to recognize revenue that would have otherwise been recognizable which may impact our financial performance or that of the acquired company;

- risks associated with our expansion into new international markets and doing business internationally;

- in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

- the potential loss of, or harm to, our relationships with employees, players, rewards partners, content licensors, and other suppliers as a result of integration of new businesses;

- our dependence on the accuracy and completeness of statements and disclosures made or actions taken by the companies we acquire or their representatives, when conducting due diligence and evaluating the results of such due diligence;

- liability for activities of the acquired company before the acquisition, including intellectual property and other litigation claims or disputes, cybersecurity and information security vulnerabilities, violations of laws, rules, and regulations, commercial disputes, tax liabilities, and other known and unknown liabilities; and

- we may not be able to effectively influence the operations of our joint ventures, or we may be exposed to certain liabilities if our joint venture partners do not fulfill their obligations.

The benefits of an acquisition, investment, or joint venture may also take considerable time to develop, and we cannot be certain that any particular transaction will produce the intended benefits, which could adversely affect our business, financial condition, or results of operations. Our ability to grow through future acquisitions, investments, and joint ventures will depend on the availability of suitable candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger transactions. In addition, we may encounter challenges in evaluating future acquisitions, investments, and joint ventures and integrating personnel, business practices, and company cultures from acquired companies. Acquisitions, investments, and joint ventures could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets, or write-offs of goodwill or intangible assets, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders.

In addition, if we divest any businesses, these divestitures would similarly require significant investment of time and resources, may disrupt our business, distract management from other responsibilities, and may result in losses on disposal or continued financial involvement in the divested businesses, including through indemnification, guarantee, or other financial arrangements, for a period of time following the divestitures, which could adversely affect our financial results.

Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks.

Continuing to expand our business to attract players in countries outside of the U.S. is an important element of our business strategy. An important part of targeting international markets is developing offerings that are localized and customized for the players in those markets. While we have international game studios in Hong Kong, Israel, Serbia, Singapore, Vietnam, Mexico and Chile we expect to continue to expand our international operations in the future by opening new international game studio locations and expanding our offerings in new languages. Our ability to expand our business and to attract players and talented employees in other international markets we may enter will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, economics, legal systems, alternative dispute systems, regulatory systems, and commercial infrastructures.

Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:

- inability to offer certain games in certain foreign countries;

- recruiting and retaining talented and capable management and employees in foreign countries;

- challenges caused by distance, language, and cultural differences;

- developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;

- competition from local game makers with intellectual property rights and significant market share in those markets and with a better understanding of player preferences;

- obtaining, utilizing, protecting, defending, and enforcing our intellectual property rights;

- negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

- the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;

- implementing alternative payment methods for virtual currency in a manner that complies with local laws and practices and protects us from fraud;

- compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content and consumer protection;

- compliance with anti-bribery laws and anti-corruption laws, including the Foreign Corrupt Practices Act (the "FCPA");

- credit risk and higher levels of payment fraud;

- currency exchange rate fluctuations;

- protectionist laws and business practices that favor local businesses in some countries;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate;

- political, economic, and social instability;

- public health crises, such as the COVID-19 pandemic and other future health epidemics or contagious disease outbreaks, which can result in varying impacts to our employees, players, vendors, rewards partners, and commercial partners internationally;

- higher costs associated with doing business internationally;

- limitations on, and costs related to, the repatriation of funds;

- compliance with applicable sanctions regimes regarding business dealings or other business relationships with or involving certain designated persons or countries;

- export or import regulations; and

- trade and tariff restrictions.

Certain of these laws also contain provisions that require accurate record keeping and further require companies to devise and maintain an adequate system of internal accounting controls. Although we have policies and controls in place that are designed to ensure compliance with these laws, if those controls are ineffective or an employee or intermediary fails to comply with the applicable regulations and policies or if the design of those policies and controls is incomplete or inadequate, we may be subject to criminal and civil sanctions and other penalties. Any such violation could disrupt our business and adversely affect our reputation, results of operations, cash flows and financial condition. In addition, as we operate and sell internationally, we are subject to the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties and other business entities for the purpose of obtaining or retaining business. While we have attempted to implement safeguards to discourage these practices by our employees, consultants and agents, violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which would negatively affect our business, results of operations and financial condition.

Further, our ability to expand successfully in foreign jurisdictions involves other risks, including difficulties in integrating foreign operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company. We may not realize the operating efficiencies, competitive advantages or financial results that we anticipate from our investments in foreign jurisdictions. In addition, our international business operations could be interrupted and negatively affected by terrorist activity, political unrest or other economic or political uncertainties. Moreover, foreign jurisdictions could impose tariffs, quotas, trade barriers and other similar restrictions on our international sales.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition, and operating results could be adversely affected. Additionally, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business, financial condition, or results of operations.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and could have an adverse effect on our business. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

There are ongoing academic, political, and regulatory discussions in the U.S., Europe, Australia, and other jurisdictions regarding whether social casino applications should be subject to a higher level or different type of regulation than other social game applications to protect consumers, in particular minors and persons susceptible to addiction to social casino games, and, if so, what this regulation should include. For example, at the end of August 2020, a court approved a settlement of class action litigation relating to alleged violations by Big Fish Games, Inc., the operator of an online social casino game, of a specific anti-gambling law in the State of Washington, in an aggregate amount equal to $155.0 million. In addition, since 2020 there have been numerous cases filed against social casino game developers, and third party platform providers, alleging that social casino games violate various states' gambling laws. For example, in September 2024, a court ruled that two slot-theme games operated by High Five Games constituted illegal gambling under Washington law. As a result, the company was ordered to pay $24.9 million in February 2025. In January 2025, the Washington State Gambling Commission issued a public memo in which it asserted that games of chance involving virtual currency are likely to be classified as illegal gambling under Washington law. It also encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations.

We have been subject to lawsuits in Alabama, Tennessee, Kentucky and Washington, alleging that our social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. In addition, we have received demands for arbitration alleging that our games constitute illegal gambling under applicable state law. These demands generally attempt to recover amounts spent by third parties on the Company's games by relying on state gambling loss recovery statutes and/or by seeking to have the applicable Terms of Service declared invalid. See a full description of Legal Proceedings in Note 17—*Commitments and Contingencies* of the Financial Statements.

We cannot predict the likelihood, timing, scope, or terms of any actions taken by an regulatory body, nor can we predict the timing or outcome of any litigation or arbitration proceedings. While we believe our games operate differently from games implicated in the Big Fish Games class action litigation, if new social casino regulations are imposed, or if anti-gambling laws or other regulations are interpreted to apply to our social casino games, certain, or all, of our casino-themed games may become subject to the rules and regulations and we may be exposed to civil and criminal penalties, fines, and other liabilities, which could be material and could harm our business or financial condition. Recent regulatory developments, such as the Washington State Gambling Commission's January 2025 public memo described above, indicate growing regulatory scrutiny in this area. Any costs incurred as a result of these potential liabilities, including defense costs, could harm our business, financial condition, or results of operations.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S. and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, content suitability, copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-game purchases, labeling of free-to-play games, regulation of currency, banking institutions, unclaimed property, or money transmission may be interpreted to cover our games and the virtual currency, goods, or payments that we receive. If that were to occur, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may lessen the growth of social game services and impair our business, financial condition, or results of operations.

We may be subject to future litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

We may be involved in claims, suits, government investigations, and proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, privacy, data protection, law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, class action lawsuits, and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel, and other factors. It is possible that a resolution of one or more such proceedings could result in liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, or requiring a change in our business practices, products or technologies, which could in the future materially and adversely affect our business, financial condition, or results of operations.

Failure to obtain, maintain, protect, or enforce our intellectual property rights could harm our business, results of operations, and financial condition.

We regard the protection of our trade secrets, software, trademarks, service marks, trade dress, domain names, patents, and other intellectual property rights as critical to our success. We strive to protect our intellectual property rights by relying on a combination of federal, state, and common law trademark, copyright, patent, and trade secret protection laws, as well as contractual restrictions and business practices. We enter into proprietary information and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. While these agreements will give us contractual remedies upon any unauthorized use or disclosure of our proprietary business information or intellectual property, we may not always be able to effectively monitor or prevent such unauthorized use or disclosure or misappropriation of our proprietary information or intellectual property or deter independent development of similar technologies by others. Enforcing a claim that a party illegally disclosed or misappropriated our proprietary information is difficult, expensive, and time-consuming, and the outcome is unpredictable, and therefore, we may not be able to obtain adequate remedies. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could harm our competitive position, business, financial condition, results of operations, and prospects.

We own registered trademarks and issued patents, and have filed, and may continue in the future to file, trademark and patent applications to protect certain of our innovations and intellectual property. This process can be expensive and time-consuming, may not always be successful depending on the intellectual property laws of the applicable jurisdiction in which we seek protection or other circumstances, in which case we may be unable to secure intellectual property protection for all of our technology and methodologies. We also may choose not to pursue registrations in every jurisdiction depending on the nature of the project to which the intellectual property rights pertain. We may, over time, increase our investments in protecting our innovations and other technology. Even if we are successful in obtaining effective intellectual property protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover, our failure to develop and properly manage new innovations and other technology could hurt our market position and business opportunities.

While our software and other proprietary technology may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the U.S., the applicable copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

Furthermore, our intellectual property and other proprietary rights may be challenged, knowingly or unknowingly infringed, misappropriated, circumvented, declared generic, or determined to be infringing on or dilutive of third-party intellectual property rights, and we may not be able to prevent infringement or misappropriation or other violation of our intellectual property and other proprietary rights without incurring substantial expense. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Monitoring unauthorized use of our intellectual property is difficult and costly, and while it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether steps taken by us to enforce and protect our intellectual property rights will be adequate to prevent infringement, misappropriation, dilution, or other violations of our intellectual property rights.

Litigation or other legal proceedings relating to intellectual property claims, even if resolved in our favor, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our games. Moreover, in any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources, any of which could adversely affect our business, financial condition, or results of operations. If we fail to maintain, protect, and enhance our intellectual property rights, our business, financial condition, or results of operations may be harmed.

We have been in the past, and may be in the future, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

Our commercial success depends in part on our ability to operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. We have faced, and may in the future face, allegations that we have infringed, misappropriated, or otherwise violated the trademarks, copyrights, patents, and other intellectual property rights of third parties, including from our competitors and non-practicing entities. We may also be subject to claims that our employees, consultants, or other advisors have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our intellectual property. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to cancel the launch of a new game, stop offering a game or certain features of a game in a particular geographic region or worldwide, pay significant royalties, settlement costs, or damages (including potential treble damages and attorneys' fees if we are found to have willfully infringed intellectual property rights), obtain licenses (which may not be available on acceptable terms or at all), modify our games and features, or develop substitutes. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. Furthermore, even if intellectual property disputes do not result in litigation, the time and resources necessary to resolve them could harm our business, results of operations, financial condition, and reputation.

Our games utilize third-party open source software components, which may pose particular risks to our proprietary software, technologies, and games in a manner that could negatively affect our business.

We use open source software in our game development and expect to continue to use open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the open source software code. To the extent that our games depend upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our games, delay new releases, result in a failure of our games, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and, as a result, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform and games.

Moreover, some open source software licenses require users who distribute open source software as part of their proprietary software to publicly disclose all or part of the source code to such software or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release or license the source code of our proprietary software to the public, and from time to time, we may face claims from third parties that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code of the open source software or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. We monitor our use of open source software and try to use open source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our players for use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus there is a risk that the use of such open source software may ultimately result in litigation, preclude us from charging fees for the use of certain of our proprietary software, require us to replace certain code used in our games, pay damages, settlement fees, or a royalty to use some open source software, make the source code of our games publicly available, or discontinue certain games. Any of the foregoing would have a negative effect on our business, financial condition, or results of operations.

We are subject to laws and regulations concerning data privacy, information security, data protection, and consumer protection, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could harm our business.

We receive, store, process, use, and share data, some of which contains personal information and other data relating to our players, employees and business contacts, and we enable our players to share their personal information with each other and with third parties, including on the Internet and mobile platforms. There are numerous federal, state, and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure, and protection of personal information, the scopes of which are changing, subject to differing interpretations, and may be inconsistent between jurisdictions or conflict with other rules.

In the European Economic Area, or EEA, we are subject to the European Union's General Data Protection Regulation, or GDPR, which became effective in May 2018, and from January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act 2018, which retains the GDPR in UK national law. The GDPR and national implementing legislation in EEA member states and the UK impose a strict data protection compliance regime in relation to our collection, control, processing, sharing, disclosure, and other use of personal data, including providing detailed disclosures about how personal data is collected and processed, granting new rights for data subjects to access, delete, or object to the processing of their data, mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, and significant documentary requirements to demonstrate compliance through policies, procedures, training, and audit. In particular, European Union privacy supervisory authorities have focused on compliance with requirements relating to the processing of children's personal data and ensuring that services offered to children are age appropriate, and we may be subject to regulatory scrutiny and subsequent enforcement actions if we are found to be processing children's data given the nature of our services.

We are subject to European Union rules with respect to cross-border transfers of personal data out of the EEA and the UK. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the UK to the U.S. On July 16, 2020, the Court of Justice of the European Union ("CJEU") invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities, such as ourselves, who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. That program was subsequently replaced by the EU-U.S. Data Privacy Framework adopted July 17, 2023. In addition, after the UK left the EU, the UK enacted the UK GDPR, which, together with the amended UK Data Protection Act of 2018, retains the GDPR in UK national law, but also creates complexity and uncertainty regarding transfers of personal information between the UK and the EU, which could further limit our ability to use and share personal data and require localized changes to our operating model.

These recent and ongoing developments will require us to continually review and amend the legal mechanisms by which we make and/ or receive personal data transfers from the EEA and UK to the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses and other mechanisms cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints, and regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

In addition, various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices.

In the U.S., there are numerous federal and state privacy and data protection laws and regulations governing the collection, use, disclosure, protection, and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. For example, the California Consumer Privacy Act of 2018, or CCPA, became effective on January 1, 2020 and created new privacy rights for consumers residing in the state of California. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA allows for the California Attorney General to impose civil penalties for violations and also provides a private right of action for certain data breaches. In November 2020, California voters passed the California Privacy Rights Act, or CPRA, which became effective on January 1, 2023. The CPRA significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA could subject us to additional compliance costs as well as potential fines, individual claims and commercial liabilities.

There currently are a number of additional proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, and a number of U.S. states have adopted consumer protection laws similar to the CCPA. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

The U.S. Children's Online Privacy Protection Act ("COPPA"), regulates the collection, use and disclosure of personal information from children under 13 years of age. While our social casino games do not target children under 18 years of age as their primary audience, the Federal Trade Commission (the "FTC"), as well as consumer organizations, may consider whether the characteristics of our games attract children under 13 years of age. The FTC has taken action against other gaming companies relating to children's' privacy, including against Epic Games, the maker of the popular game Fortnite, pursuant to which Epic Games agreed to pay a $275 million fine for alleged violations of COPPA as well as take other corrective actions. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines. Although we have taken measures to identify which of our games are subject to COPPA due to their child-appealing nature and to comply with COPPA with respect to those games, if COPPA were to apply to us in a manner other than we have assessed or prepared for, our actual or alleged failure to comply with COPPA may increase our costs, subject us to expensive and distracting lawsuits or government investigations, could result in substantial fines or civil damages and could cause us to temporarily or permanently discontinue certain games or certain features and functions in games.

While our social casino games do not target children under 18 years of age as their primary audience, the United Kingdom in 2020 enacted the "Age Appropriate Design Code" (commonly referred to as the "Children's Code"), a statutory code of practice pursuant to the United Kingdom Data Protection Act 2018, which became enforceable on September 2, 2021. The code requires online services, including our games that are likely to be accessed by children under 18, to put the best interests of the child's privacy first in the design, development and data-related behavior of the game. The UK government is also separately consulting on legislation in relation to user safety online. The Data Protection Commission in Ireland published its Fundamentals for a Child-Oriented Approach to Data Processing, introducing certain child-specific data protection measures. It is possible that other countries within and outside the European Union will follow with their own codes or guidance documents relating to processing personal information from children or in relation to online harms; currently, other countries are considering or have issued drafts of similar codes, including France, Denmark, and Switzerland. These may result in substantial additional costs and may necessitate changes to our business practices which may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations. Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our games, game features, or our privacy policy. These platform providers may dictate rules, conduct or technical features that do not properly comply with federal, state, local and foreign laws, regulations and regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information and other consumer data. In addition, these platforms may dictate rules, conduct or technical features relating to the collection, storage, use, transmission, sharing and protection of personal information and other consumer data, which may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. Any failure or perceived failure to comply with these platform-dictated rules, conduct or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us, which in turn could result in significant liability or temporary or permanent suspension of our business activities with these platforms, cause our players to lose trust in us, and otherwise compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach involving personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player and/or employee confidence in our games and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. A security breach could also involve loss or unavailability of business-critical data and could require us to spend significant resources to mitigate and repair the breach, which in turn could compromise our growth and adversely affect our ability to attract, monetize or retain players. These risks could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

In addition, Brazil's passage of the Lei Geral de Protecao de Dados Pessoais, or LGPD, became effective September 2020 and created new privacy rights for consumers residing in Brazil.

Compliance with the GDPR, LGPD, CCPA, CPRA, and similar legal requirements has required us to devote significant operational resources and incur significant expenses. We expect the number of jurisdictions adopting their own data privacy laws to increase, which will require us to devote additional significant operational resources and incur additional significant expenses and will also increase our exposure to risks of claims by our players that we have not complied with all applicable data privacy laws.

All of our games are subject to our online privacy policy and our terms of service accessible through our platform providers' storefronts, from our games, and on our corporate website. While we strive to comply with such policies and all applicable laws, regulations, other legal and contractual obligations, and certain industry standards and codes of conduct relating to data privacy and data protection, these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, regulations, other legal obligations or industry codes of conduct may be adopted, or existing laws, regulations, other legal obligations or industry codes of conduct may be interpreted in such a way that results in us having to take further compliance steps and/or could prevent us from being able to offer services to citizens of a certain jurisdiction or makes it costlier or more difficult for us to do so.

Any failure or perceived failure by us to comply with our privacy policy and terms of service, or our data privacy-related legal obligations including those to our players or other third parties, or any compromise of security that results in the unauthorized release or transfer of personal information, including personal information about our players, may result in regulatory investigations, governmental enforcement actions, and significant fines, which, as an example, can be up to 20 million euros or up to 4% of the annual global revenue of the noncompliant undertaking, whichever is greater, for violations of certain requirements of the GDPR. The UK GDPR mirrors the fines under the GDPR. In addition to the foregoing, we may suffer reputational damage, orders to cease or change our processing of our data, civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, or public statements against us by consumer advocacy groups or others which could cause our players to lose trust in us, any of which could have an adverse effect on our business, financial condition, or results of operations. Additionally, if third parties we work with such as our players or vendors violate applicable laws or our policies, such violations may also put personal information at risk and expose us to potential liability and reputational harm. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities. Any of the foregoing could have an adverse effect on our business, financial condition, or results of operations.

Our business depends on our ability to collect and use data to deliver relevant content and marketing materials, and any limitation on the collection and use of this data could cause us to lose revenue.

When our players use our games, we may collect both personal and non-personal data about our players. We use some of this data to provide a better experience for our players by delivering relevant content and marketing materials. Our players may decide not to allow us to collect some or all of this data or may limit our use of this data. Any limitation on our ability to collect data about our players and game interactions would likely make it more difficult for us to deliver targeted content and marketing materials to our players. Interruptions, failures or defects in our data collection, analysis and storage systems, as well as privacy concerns, increasing public scrutiny, and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze player data. If that happens, we may not be able to successfully adapt to player preferences to improve and enhance our games, retain existing players, and maintain the popularity of our games, which could cause our business, financial condition, or results of operations to suffer.

We are also subject to evolving EU and UK privacy laws on cookies and similar technologies and eMarketing. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive were expected to be replaced by an EU regulation known as the ePrivacy Regulation which would have significantly increased fines for non-compliance. However, as of February 11, 2025, the European Commission withdrew the ePrivacy Regulation. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user's device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court decisions and regulators' recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach endorsed in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline in the use of cookies or similar online tracking technologies as a means to identify and potentially target players, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand our players.

Additionally, Internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices, including through Apple's Identifier for Advertising, or IDFA, or Google's Advertising ID, or AAID, for Android devices. Device and browser manufacturers may include or expand these features as part of their standard device specifications. Advertising identifiers are frequently used as a means to deliver targeted advertising to devices. If players elect to utilize the opt-out mechanisms in greater numbers, our ability to deliver effective advertisements would suffer, which could adversely affect our revenues from in-game advertising.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

Certain of our key metrics, including Daily Active Users, or DAU, Monthly Active Users, or MAU, Average Daily Revenue per DAU, or ARPDAU, Daily Paying Users, or DPU, and Daily Payer Conversion, as well as metrics relating to our playAWARDS loyalty program, are calculated using data tracked by our internal analytics systems based on tracking activity of player accounts. The analytics systems and the resulting data have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and player engagement across our player base and our recently acquired operations, and factors relating to player activity and systems may impact these numbers.

Our rewards partners, content licensors, advertisers, and investors rely on our key metrics as a representation of our performance. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If we determine that we can no longer calculate any of our key metrics with a sufficient degree of accuracy, and we cannot find an adequate replacement for the metric, our business, financial condition, or results of operations may be harmed. In addition, if rewards partners, content licensors, or advertisers do not perceive our player metrics to be accurate representations of our user base or player engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and rewards partners, content licensors, or advertisers may be less willing to allocate their resources, intellectual property, or budgets to our games, which could negatively affect our business, financial condition, or results of operations.

Companies and governmental agencies may restrict access to platforms, our website, mobile applications, or the Internet generally, which could lead to the loss or slower growth of our player base.

Our players generally need to access the Internet and, in particular, platforms such as Facebook, Apple, Google, Amazon, and our website to play our games. Substantially all of our games rely on data transferred over the Internet, including wireless Internet, and accordingly stable and timely Internet access is necessary to provide a satisfactory player experience to the players of our games. Companies and governmental agencies could block access to any platform, our website, mobile applications, or the Internet generally, or could limit the speed of data transmissions, for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit employees from accessing Facebook, Apple, Google, Amazon, and our website or any other social platform. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact players' ability to access our games. If companies or governmental entities block or limit such access or otherwise adopt policies restricting players from playing our games, our business could be negatively impacted and could lead to the loss or slower growth of our player base.

Our business depends on the growth and maintenance of wireless communications infrastructure.

Our success depends on the continued growth and maintenance of wireless communications infrastructure in the United States and internationally. This includes deployment and maintenance of reliable next-generation digital networks with the speed, data capacity and security necessary to provide reliable wireless communications services. Wireless communications infrastructure may be unable to support the demands placed on it if the number of subscribers continues to increase, or if existing or future subscribers increase their bandwidth requirements. Wireless communications have experienced a variety of outages and other delays as a result of infrastructure and equipment failures and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to distribute our games successfully. In addition, changes by a wireless carrier to network infrastructure may interfere with downloads of our games and may cause players to lose functionality in our games that they have already downloaded. This could harm our reputation, business, financial condition and results of operations.

Despite our security measures, we have been subject to attacks by hackers, and our information technology and infrastructure may in the future be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of our operations and the services we provide to players, damage to our reputation, and a loss of confidence in our products and services, which could adversely affect our business.

Cybersecurity attacks and malicious activity, including breaches, computer malware and ransomware, computer hacking, and insider threats, have become more prevalent in our industry. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions, loss or corruption of data, software, hardware, or other computer equipment, or the inadvertent transmission of computer viruses or other unauthorized access to our systems caused by employee error, malfeasance, or other disruptions could adversely affect our business, financial condition, results of operations, or reputation.

Our information technology has been and in the future may be subject to cybersecurity attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Hackers and data thieves, state-sponsored threat actors, criminal actors, hacktivists and others are increasingly sophisticated and operate large-scale and complex automated attacks through a variety of vectors such as social engineering/phishing, company insiders, suppliers or providers, and as a result of human or technological errors, including misconfigurations, bugs, or other vulnerabilities in software and hardware. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us could also be a source of security risks in the event of a failure of their own security systems and infrastructure.

Cybersecurity attacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our security systems and infrastructure and the protection of our confidential information and our business.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cybersecurity incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. As threats related to cybersecurity attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. Although we have insurance coverage for protecting against cybersecurity attacks, it may not be sufficient to cover all possible claims stemming from security breaches, cybersecurity attacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business. We could also be negatively impacted by existing and proposed laws and regulations in the United States, Israel, the European Union, and other jurisdictions in which we operate, as well as government policies and practices related to cybersecurity, data privacy, data localization and data protection. Furthermore, the platforms on which we distribute games may encourage, or require, compliance with certain security standards, such as the voluntary cybersecurity framework released by the National Institute of Standards and Technology, or NIST, which consists of controls designed to identify and manage cybersecurity risks, and we could be negatively impacted to the extent we are unable to comply with such standards.

In addition, we store sensitive information, including personal information about our employees, and our games involve the storage and transmission of players' personal information on equipment, networks, and corporate systems run by us or managed by third-parties including Amazon, Apple, Facebook, Google, and Microsoft. We are subject to a number of laws, rules, and regulations requiring us to provide notification to players, investors, regulators, and other affected parties in the event of a security breach of certain personal data, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws and regulations, including the GDPR,the CCPA, and the CPRA, have increased and may increase in the future. Our corporate systems, third-party systems, and security measures have been subject to a breach and may be breached in the future due to the actions of outside parties, employee error, malfeasance, a combination of these, or otherwise, and, as a result, an unauthorized party may obtain access to, or compromise the integrity of, our data, our employees' data, our players' data, or any third-party data we may possess. Any such data security breach could require us to comply with various breach notification laws, create significant exposure for us, including under applicable data privacy laws and regulations such as the GDPR, the CCPA, and the CPRA, in particular if we have failed to take appropriate security measures, may affect our ability to operate, and may expose us to litigation, remediation and investigation costs, increased costs for security measures, loss of revenue, damage to our reputation and potential liability, each of which could be material.

Changes in tax laws or tax rulings could materially affect our effective tax rates, financial position, and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws or changes in interpretations of existing laws could cause us to be subject to additional income-based taxes and non-income based taxes (such as payroll, sales, use, value-added, digital services, excise, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. For example, in December 2017, the U.S. federal government enacted the Tax Cuts and Jobs Act, or the 2017 Tax Act. The 2017 Tax Act, which is set to expire at the end of 2025, significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the corporate tax rate, implementing a partially territorial tax system, and imposing a one-time deemed repatriation toll tax on cumulative undistributed foreign earnings. Many of the provisions of the 2017 Tax Act are highly complex and may be subject to further interpretive guidance from the Internal Revenue Service, or IRS, or others. Some of the provisions of the 2017 Tax Act may be changed by Congress and may face future challenges by the World Trade Organization, or WTO, such as the favorable tax treatment for foreign-derived intangible income claimed by us. Although we cannot predict the nature or outcome of such future interpretive guidance, or actions by Congress or WTO, they could adversely impact the consolidated results of our operations and financial position. In addition, many countries in the EU, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Any significant changes to our future effective tax rate may materially and adversely affect our business, financial condition, results of operations, or cash flows.

We could be required to collect additional sales, value-added, or similar taxes or be subject to other tax liabilities that may increase the costs of our players to engage with our games and adversely affect our results of operations.

One or more U.S. states or foreign jurisdictions may seek to impose incremental or new sales, value-added, use, or other tax collection obligations on us. While we generally are not responsible for taxes generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value-added, or other similar taxes for revenue generated on games accessed and operated on our own platforms. Historically, we paid taxes on revenue generated from games accessed on our own platforms in U.S. states where we had a sufficient physical presence or "nexus" based on the location of our U.S. offices and servers. However, there is uncertainty as to what constitutes sufficient physical presence or nexus for a U.S. state to levy taxes, fees, and surcharges for sales made over the Internet. Furthermore, an increasing number of states have considered or adopted laws that impose sales tax collection obligations on out-of-state companies. This is also the case in respect of the EU, where value-added taxes may be imposed on non-EU companies making digital sales to consumers within the EU. In addition, the U.S. Supreme Court ruled in South Dakota v. Wayfair, Inc., or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the customer's state. In response to Wayfair, or otherwise, state and local governments have adopted and begun to enforce, laws requiring us to calculate, collect, and remit sales taxes in their jurisdictions. Similarly, many foreign jurisdictions have considered or adopted laws that impose value-added, digital services, or similar indirect taxes on companies despite not having a physical presence in the foreign jurisdiction.

A successful assertion by one or more states, or other countries or jurisdictions, requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales as well as penalties and interest. We continually monitor the ever-evolving tax landscape in the jurisdictions in which we operate and those jurisdictions where our players reside. The requirement to collect sales, value-added, or similar indirect taxes by foreign, state, or local governments for sellers that do not have a physical presence in the jurisdiction could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, or decrease our future sales, which may materially and adversely affect our business, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements. The tax laws applicable to our business, including the laws of the U.S. and other jurisdictions, are subject to interpretation, and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the taxing authorities of the jurisdictions in which we operate may challenge our methodologies for intercompany arrangements, which could impact our worldwide effective tax rate and harm our financial position and results of operations. In addition, changes to our corporate structure and intercompany agreements, including through acquisitions, could impact our worldwide effective tax rate and harm our financial position and results of operation.

Our ability to utilize our research credit carryforwards and certain other tax attributes may have been limited by "ownership changes" and may be further limited.

Our ability to utilize our research credit carryforwards to offset potential future income taxes that would otherwise be due is dependent upon our generation of future income tax liabilities before the expiration dates of the research credit carryforwards, and we cannot predict with certainty when, or whether, we will generate sufficient income tax liabilities to use all of our research credit carryforwards.

Under Section 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change" (generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period), the corporation's ability to use its research credit carryforwards and other pre-change tax attributes to offset its post-change income taxes may be limited. We may have experienced, and we may in the future experience, ownership changes, either as a result of the Acies Merger or other changes in our stock ownership (some of which are not within our control). As a result, if we incur income tax liability, our ability to use our pre-change research credit carryforwards to offset U.S. federal income taxes may be subject to limitations under Section 383, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of research credit carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Risks Related to Managing Our Business Operations in Israel

Potential political, economic, and military instability in Israel and the surrounding region may adversely affect our results of operations.

We have a significant number of employees based at our studio in Tel Aviv, Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region could directly affect our business and operations. In October 2023, Hamas conducted a series of coordinated attacks from the Gaza Strip against the Israeli people, resulting in the outbreak of war between the State of Israel and Hamas. In addition, Israel is engaged in ongoing hostilities with Hezbollah in Lebanon. Any armed conflict or other hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and other countries, could adversely affect our business operations.

In addition, political uprisings in various countries in the Middle East in recent years have affected the political stability of those countries and have led to a decline in the regional security situation. Such instability could also lead to deterioration in the political and trade relationships that exist between Israel and these countries. Any armed conflicts, terrorist activities, or political instability involving Israel or other countries in the region could adversely affect our business operations. In addition, political events within Israel may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments in Israel or other countries in the region could negatively impact our business.

The relationship between the United States and Israel could be subject to fluctuation and periodic tension. Changes in political conditions in Israel and changes in the state of U.S. relations with Israel are difficult to predict and could adversely affect our operations. Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary to meet with our business partners. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our insurance may not cover losses that we incur as a result of the security situation in Israel or for any resulting disruption in our business operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for any damages we incur. In addition, the Israeli government may cease providing such coverage in the future, or it may limit the amount or scope of coverage provided, and as a result any such coverage may be insufficient to cover potential damages we may incur. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts, political instability, terrorism, cybersecurity attacks or any other hostilities involving, or threatening Israel could negatively affect business conditions generally and harm our results of operations.

Our operations may be disrupted because of the activation of Israeli citizens for military service.

Our operations could also be disrupted by absences due to employees and service providers in Israel being activated for military service. Some of our employees in Israel are obliged to perform military reserve duty and, in certain emergency circumstances, such employees may be called to immediate and unlimited active duty. As a result of Israel's October 7, 2023 declaration of a state of war and activation of Article 8 of the Reserve Service Law (2008), a number of our employees in Israel were activated for military duty and we expect that additional employees could be activated if the war continues or expands. Any major escalation in hostilities in the region could result in a portion of our employees and service providers in Israel being called up to perform military duty for an extended period. Our operations could be disrupted by such call-ups. While we have implemented business continuity measures to address the military call-ups, any resulting disruption could materially adversely affect our business operations, financial condition, and results of operations.

We incur operating expenses that are denominated in currencies other than the US Dollar, including expenses denominated in New Israeli Shekels, and as a result our financial condition and results of operations may be harmed by currency exchange rate fluctuations.

We are exposed to currency fluctuation risks. Although our functional currency is the U.S. Dollar and our revenues and expenses are reported in U.S. Dollars, we regularly incur operating expenses that are denominated in currencies other than the U.S. Dollar. A significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses, as well as leases and certain other operating expenses, are denominated in New Israeli Shekels, or NIS. We also incur operating expenses denominated in the Hong Kong Dollar, Euro, Serbian Dinar, Vietnamese Dong, Singaporean Dollar, Mexican Peso, and Chilean Peso.

As a result, fluctuations in the exchange rates of the NIS and other foreign currencies relative to the U.S. Dollar have an influence on our operating expenses, which are all reported in U.S. Dollars regardless of the currency in which they are incurred. From time to time, we may enter into currency hedging arrangements to decrease the risk of financial exposure from fluctuations in the exchange rate of foreign currencies relative to the U.S. Dollar. Such arrangements may not be sufficient to fully protect us, and our operating results and financial condition could be adversely impacted by currency exchange rate fluctuations notwithstanding any risk mitigation measures we might employ from time to time.

General Risk Factors

Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition, results of operations, or prospects.

Our financial performance is subject to U.S. economic conditions and their impact on levels of spending by players, our rewards partners, and our advertisers. Economic recessions have had, and may continue to have, far-reaching adverse consequences across many industries, including the gaming industries, which may adversely affect our business and financial condition. In the past decade, the U.S. economy experienced tepid growth following the financial crisis in 2008 and 2009 and experienced a recession in 2020 due to the impact of the COVID-19 pandemic as well as international trade and monetary policy and other changes. If the U.S. economy experiences another recession or any of the relevant regional or local economies suffers a prolonged downturn, our business, financial condition, results of operations, or prospects may be adversely affected.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole, inflation, unemployment, consumer debt levels, geopolitical events, and other challenges impacting the global economy, including public health emergencies, disruption of supply chains, and military hostilities, may adversely affect consumer confidence or cause a reduction to our players' disposable income or our rewards partners' budgets resulting in fewer or less desirable rewards to be offered to our players. In addition, the impact of inflation on our operating expenses may decrease profitability. Any one of these changes could materially and adversely affect our business, financial condition, results of operations, or prospects.

Our results of operations may fluctuate due to various factors and, therefore, our periodic operating results will not be guarantees of future performance.

Our financial results and operating metrics have fluctuated in the past and we expect such results to fluctuate in the future. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business.

Our financial results and operations in any given period may be influenced by numerous factors, many of which we are unable to predict or are outside of our control. Player engagement with our games may decline or fluctuate as a result of a number of factors, including the popularity of the underlying games, the player's level of satisfaction with our games, our ability to improve and innovate games and to attract new rewards partners, outages and disruptions of online services, the services offered by our competitors, our marketing and advertising efforts, or declines in player activity generally as a result of economic downturns, among others. Any decline or fluctuation in the recurring portion of our business may have a negative impact on our business, financial condition, results of operations, or prospects.

Our reported financial results may be affected by changes in accounting principles generally accepted in the U.S.

Generally accepted accounting principles in the U.S., or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. Any difficulties in implementing any future changes to accounting principles could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

Our stock price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, the trading price and trading volume of our Class A common stock could decline.

The trading market for shares of our Class A common stock may be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. The analysts who publish information about us may have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, the trading price of our Class A common stock could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Even if we are actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Overreliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel, and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. In June 2021, we entered into the Credit Agreement, which subjects us to certain operational and financial covenants.

Any additional debt financing that we secure in the future could involve offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Additionally, current economic and political conditions, including inflation and higher interest rates, have disrupted capital markets, and if we seek to access additional capital or increase our borrowing, there can be no assurance that debt or equity financing may be available to us on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition, or results of operations may be harmed.

Our investments may become impaired by deterioration of the financial markets.

Our investment portfolio consist primarily of short-term investments of our available cash. These funds have been invested with a goal of preserving our access to capital, and the investments generally consist of highly liquid, short-term instruments such as money market funds, corporate debt securities, U.S. government and government agency debt securities, mutual funds, certificates of deposit, and time deposits. We follow an investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk, which guidelines include credit quality and concentration standards to help manage investment risk. Volatility in the global financial markets can negatively impact the value of our investments. Although we intend to manage our investment portfolio for a low risk of material impairment, we cannot predict future market conditions, market liquidity or credit availability, and can provide no assurance that our investment portfolio will remain materially unimpaired.

The requirements of being a public company may strain our resources and divert management's attention, and the increases in legal, accounting and compliance expenses may be greater than we anticipate.

We are a public company, and as such (and particularly after we are no longer an "emerging growth company") we incur significant legal, accounting, and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the Nasdaq, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased, and will continue to increase, our historical legal and financial compliance costs and will make some activities more time-consuming and costly. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an "emerging growth company." We will need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other publicly listed companies, which would increase our general and administrative expenses and could materially and adversely affect our profitability. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices, or internal control over financial reporting required of public companies. Our management will need to continually assess our staffing and training procedures to improve our internal control over financial reporting. Further, the development, implementation, documentation, and assessment of appropriate processes, in addition to the need to remediate any potential deficiencies, will require substantial time and attention from management. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to continue to support our operations as a public company which will increase our operating costs in future periods.

We are currently an "emerging growth company" and a "smaller reporting company" within the meaning of the Securities Act and have taken advantage of certain exemptions from disclosure requirements, which could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We are currently an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. We also currently qualify as a "smaller reporting company" which makes us eligible for certain reduced reporting requirements. As such, we are eligible for and have taken advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, and we intend to continue to take advantage of such exemptions for as long as we continue to be an emerging growth company, including, but not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the market value of our Class A common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (2) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (3) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period, or (4) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Acies Class A ordinary shares. Investors may find our securities less attractive because we have relied on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We are not currently subject to the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act. However, when we lose our emerging growth company status and become subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from our international operations and our contemplated international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and its attestation reports.

If we are unable to certify the effectiveness of our internal controls, or if our internal controls have one or more material weaknesses, we may not detect errors timely, our financial statements could be misstated, we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the trading price of our Class A common stock.

Our workforce and operations have grown substantially since our inception. If we are unable to effectively manage our workforce, our financial performance and future prospects will be adversely affected.

Since our inception, we have experienced growth in the U.S. and internationally. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage our expanded business operations, which could damage our reputation and negatively affect our operating results.

Properly managing our workforce requires us to continue to hire, train, and manage qualified employees and staff, including engineers, operations personnel, finance and accounting staff, and sales and marketing staff, and to improve and maintain our technology. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing, and integrating these new employees and staff, or if we are not successful in retaining our existing employees and staff, our business may be harmed. Moreover, in order to optimize our organizational structure, we have implemented reductions in force and may in the future implement other reductions in force. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees, and reduced employee morale. Any reduction in force also could adversely affect our reputation as an employer, which could make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the reduction in force. Properly managing our workforce may require us to establish consistent policies across regions and functions, and a failure to do so could harm our business.

Our failure to upgrade our technology or network infrastructure effectively to support our business operations could result in unanticipated disruptions. To manage the growth of our operations and personnel and improve the technology that supports our business operations, as well as our financial and management systems, disclosure controls and procedures, and internal controls over financial reporting, we will be required to commit substantial financial, operational, and technical resources.

Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, or if our operational technology is insufficient to reliably service our games, we could potentially face difficulties in retaining players, which would adversely affect our business, financial condition, and operating results.

Our organizational structure is complex and will continue to grow as we add additional employees. We will need to scale our operational, financial, and management controls as well as our reporting systems and procedures to support the growth of our organizational structure. We will require capital and management resources to grow and mature in these areas. If we are unable to effectively manage the growth of our business, the quality of our games may suffer, and we may be unable to address competitive challenges, which would adversely affect our business, operations, and financial condition.

Continued growth and success will depend on the performance of our current and future employees, including certain key employees. Recruitment and retention of these individuals is vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.

Our ability to compete and grow depends in large part on the efforts and talents of our employees and executives. Our success depends in a large part upon the continued service of our senior management team, including Andrew Pascal, our Co-Founder and Chief Executive Officer. Mr. Pascal is critical to our vision, strategic direction, culture, products, and technology, and the continued retention of our entire senior management team is important to the success of our operating plan. We do not have employment agreements with members of our senior management team, all of whom are "at-will" employees, and we do not maintain key man insurance for members of our senior management team. The loss of any member of our senior management team could cause disruption and harm our business, financial condition, results of operations, or reputation.

In addition, our ability to execute our strategy depends on our continued ability to identify, hire, develop, motivate, and retain highly skilled employees, particularly in the competitive fields of game design, product management, engineering, and data science. These employees are in high demand, and we devote significant resources to identifying, recruiting, hiring, training, and successfully integrating and retaining them. Furthermore, we have observed labor shortages, increased competition for talent, and a rise in employee attrition. We will continue to devote increased efforts to maintaining the collaborative culture of the corporate headquarters and each of our domestic and international game studios through the use of videoconferencing and other online communication and sharing tools, and to monitoring the health, safety, morale, and productivity of our employees, including new employees, as we evaluate the impacts of this challenging situation on our business and employees.

We believe that two critical components of our success and our ability to retain our best people are our culture and our competitive compensation practices. As we continue to operate as a public company, we may find it difficult to maintain our entrepreneurial, execution-focused culture. In addition, any volatility in our operating results and the trading price of our Class A common stock may cause our employee base to be more vulnerable to be targeted for recruitment by competitors. While we believe we compete favorably, competition for highly skilled employees is intense. If we are unable to identify, hire, and retain our senior management team and our key employees, our business, financial condition, or results of operations could be harmed. Moreover, if our team fails to work together effectively to execute our plans and strategies on a timely basis, our business, financial condition, or results of operations could be harmed.

Any restructuring actions and cost reduction initiatives that we have undertaken or may undertake in the future may not deliver the expected results and these actions may adversely affect our business.

We have implemented restructurings in the past and may implement restructurings in the future for purpose of reducing costs, streamlining operations, and improving cost efficiencies to better align our operating expenses with our revenue. Such restructurings may include reducing our headcount, rationalizing our product pipeline, reducing marketing and technology expenditures, and downsizing or closing certain game studios. We plan to continue to manage costs to better and more efficiently manage our business. Our restructuring plans and other such efforts could result in disruptions to our operations and adversely affect our business, financial condition, or results of operations.

We actively monitor our costs, however, if we do not fully realize or maintain the anticipated benefits of any restructuring actions and cost reduction initiatives, our business, financial condition, or results of operations could be adversely affected, and additional restructuring actions and cost reduction initiatives may be necessary. In addition, we cannot be sure that such actions and initiatives will be as successful in reducing our overall expenses as expected or that additional costs will not offset any such reductions. If our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, our operating results will suffer. In addition, any cost reduction measures could negatively impact our business, financial condition, or results of operations including but not limited to, delaying the introduction of new games, features, or content, delaying introduction of new technology, impacting our ability to react nimbly to game or technology issues, or impacting employee retention and morale.

Our systems and operations are vulnerable to damage or interruption from natural disasters, power losses, telecommunications failures, cybersecurity attacks, terrorist attacks, acts of war, human errors, break-ins and similar events.

We have in the past and may continue to experience disruption as a result of catastrophic events. The occurrence of a catastrophic event may result in our inability to continue business operations and may result in system interruptions, reputational harm, delays in application development, lengthy interruptions in our services, breaches of data security and loss of critical data, such as player, customer and billing data, as well as intellectual property rights, software, or other relevant data regarding operations, and there can be no assurances that our insurance policies will provide coverage for any resulting losses, which could have a material adverse effect on our business, financial condition, and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows, and financial condition.

Because we are a "controlled company" within the meaning of the Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors is held by an individual, a group or another company, we will qualify as a "controlled company" within the meaning of the Nasdaq corporate governance standards. As of December 31, 2024, the Founder Group controlled more than 70% of the combined voting power of our outstanding capital stock. As a result, we are a "controlled company" within the meaning of the Nasdaq corporate governance standards and are not subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the Board of Directors selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. As of the date of this Annual Report on Form 10-K, we do not utilize any of these exemptions, however, should we later choose to do so, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements.

The Founder Group may have its interest in us diluted due to future equity issuances or its own actions in selling shares of our Class B common stock, in each case, which could result in a loss of the "controlled company" exemption under the Nasdaq listing rules. We would then be required to comply with those provisions of the Nasdaq listing requirements.

If we fail to continue to meet the listing standards of Nasdaq, our common stock may be delisted, which could have a material adverse effect on the price and liquidity of our common stock.

Our common stock is currently listed on the Nasdaq Global Market. Nasdaq has requirements that a company must meet in order to remain listed on Nasdaq. In particular, Nasdaq rules require us to maintain a minimum bid price of $1.00 per share of our common stock (the "Bid Price Requirement"). If the closing bid price of our common stock falls below $1.00 per share for 30 consecutive trading days or we do not meet other listing requirements, we would fail to be in compliance with Nasdaq listing standards. There can be no assurance that we will continue to meet the Bid Price Requirement or any other Nasdaq continued listing requirement in the future.

If we fail to satisfy Nasdaq continued listing requirements, the Nasdaq Global Market may take steps to delist our Class A common stock. Such a delisting would likely have a negative effect on the price of our Class A common stock and would significantly impair the ability of shareholders to purchase or sell shares. In the event of a delisting, there can be no assurance that any action taken by the Company to restore compliance with applicable listing requirements would allow the Company's Class A common stock to become listed again, stabilize the market price or improve the liquidity of the Class A common stock, or prevent future non-compliance with applicable listing requirements.

The dual class structure of our common stock has the effect of concentrating voting power with Andrew Pascal, our Chairman and Chief Executive Officer, which limits an investor's ability to influence the outcome of important transactions, including a change in control.

Shares of our Class B common stock are entitled to twenty (20) votes per share, while shares of our Class A common stock are entitled to one (1) vote per share. Mr. Pascal and his affiliated entities included in the Founder Group hold all of the issued and outstanding shares of our Class B common stock. Accordingly, as of December 31, 2024, the Founder Group, including Mr. Pascal, beneficially owned or controlled more than 70% of the combined voting power of our outstanding common stock, and is able to control matters submitted to our stockholders for approval, including the election of directors, amendments to our organizational documents and any merger, consolidation, sales of all or substantially all of our assets or other major corporate transactions. Mr. Pascal may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and may ultimately affect the market price of shares of our Class A common stock.

We cannot predict the impact our dual class structure may have on the stock price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. As a result, the market price of shares of our Class A common stock could be adversely affected.

We may issue preferred stock or additional common stock, including under the 2021 Plan and 2021 Employee Stock Purchase Plan. Any such issuances would dilute the interest of our stockholders and likely present other risks.

We may issue shares of preferred stock (which may be convertible into a substantial number of shares of common stock) or additional shares of common stock, including under the 2021 Plan and 2021 Employee Stock Purchase Plan. Any such issuances of shares of preferred stock or additional shares of common stock:

- may significantly dilute the equity interests of our stockholders;

- may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;

- could cause a change in control if a substantial number of shares of our common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

- may adversely affect prevailing market prices for our Class A common stock.

Legal proceedings in connection with the Acies Merger, the outcomes of which are uncertain, could divert management's attention and adversely affect our daily operations.

On April 6, 2022, a class action lawsuit was filed in the United Stated District Court, Northern District of California, by a purported Company shareholder in connection with alleged federal securities law violations: Christian A. Felipe et. al. v. PLAYSTUDIOS, Inc. (the "Felipe Complaint"). On July 15, 2022, the lawsuit was transferred to the United States District Court of Nevada, Southern District. On October 4, 2022, the plaintiffs filed an amendment to the Felipe Complaint. The Felipe Complaint names the Company, several current and former board members of the Company, board members and officers of Acies Acquisition Corp., and Andrew Pascal, the Company's Chairman and CEO, as defendants. The Felipe Complaint alleges misrepresentations and omissions regarding the state of the Company's development of the Kingdom Boss game and its financial projections and future prospects in the S-4 Registration Statement filed by Acies that was declared effective on May 25, 2021, the Proxy Statement filed by Acies on May 25, 2021, and other public statements that touted Old PLAYSTUDIOS' financial performance and operations, including statements made on earnings calls and the Amended S-1 Registration Statement filed by the Company that was declared effective on July 30, 2021. The Felipe Complaint alleges that the misrepresentations and omissions resulted in stock price drops of 13% on August 12, 2021, and 5% on February 25, 2022, following (i) the Company's release of financial results for the second quarter of 2021, ended on June 30, 2021, and (ii) the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and issuance of a press release summarizing financial results for the fourth quarter and year ended December 31, 2021, respectively. The Felipe Complaint seeks an award of damages for an unspecified amount. On January 20, 2025, the parties reached an agreement in principle to settle the matter. The settlement is subject to the parties' negotiation of a formal stipulation of settlement and all related documentation, which is currently in process. The settlement also will be subject to preliminary and final approval by the federal district court in which the case is pending. The matter will not be fully resolved until such approvals are issued, the case is dismissed, and judgment is entered by the court.

Defending the Felipe Complaint and any such additional lawsuits could require us incur significant costs and draw the attention of the management team away from the daily operations of our business. Further, the defense or settlement of any lawsuit or claim may adversely affect our business, financial condition, results of operations, and cash flows.

Warrants may be exercised for our Class A common stock, and Earnout Shares and Sponsor Shares may become issuable or vest, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding Warrants to purchase an aggregate of 10,996,631 shares of our Class A common stock became exercisable in accordance with the terms of the Warrant Agreement governing those securities on October 27, 2021. The exercise price of these Warrants is $11.50 per share. The Company completed an offer to purchase each of its Warrants in the Tender Offer (as defined and described in Note —*Warrant Liabilities* in the accompanying consolidated financial statements) on May 13, 2022, in which holders of 1,792,463 outstanding Public Warrants tendered their Public Warrants for a purchase price of $1.00 per warrant. Following redemption of the Public Warrants tendered in the Tender Offer, approximately 5.4 million Public Warrants and approximately 3.8 million Private Warrants remained outstanding. In addition, up to 15,000,000 contingently issuable shares (the "Earnout Shares") may be issued, and up to 900,000 unvested shares previously issued to the sponsor of Acies (the " Sponsor Shares") may vest and become unrestricted, upon the closing price of the Class A common stock exceeding $12.50 and $15.00 per share, respectively, for any 20 trading days within any 30-trading day window commencing on or after November 18, 2021 and ending no later than June 21, 2026 (the Earnout Shares will also vest based on the price targets in connection with a sale of our company). To the extent such Warrants are exercised and the Earnout Shares are issued or the Sponsor Shares vest and become unrestricted, additional shares of our Class A common stock will be issued or become eligible for resale, which will result in dilution to the holders of our common stock and increase the number of shares eligible for resale in the public market. Actual or potential sales of Earnout Shares or Sponsor Shares in the public market, or the fact that additional shares are issuable upon exercise of such Warrants, could adversely affect the market price of our Class A common stock.

Regulatory and licensing requirements may limit the ability of third parties seeking to make investments in us or acquire us.

Many states require prior approval of acquisitions of "control," as defined under each state's laws and regulations, which may apply to an investment without regard to the intent of the investor. In some states, the obligation to obtain approval is imposed on the licensee, and in other states, the prospective investor bears the statutory obligation. Depending on the form of entity, the threshold trigger may be limited to voting stock. A failure to make the relevant filings and receive the requisite approvals could result in administrative sanctions against the prospective investor or the licensee, including the potential suspension of the license in that state until the requisite approval is obtained. These regulatory requirements may discourage potential acquisition proposals or investments that would result in a change of control of us, may delay or prevent acquisition of shares that would result in a change in control of us, and, as a result, may adversely impact demand for, and the trading price of, our Class A common stock.

Additional Risks Related to Ownership of Our Class A Common Stock and Our Operation as a Public Company

The price of our Class A common stock and Public Warrants may be volatile.

The price of our Class A common stock, as well as our Public Warrants, may fluctuate due to a variety of factors, including:

- changes in the industries in which we and our vendors operate;

- developments involving our competitors;

- changes in laws and regulations affecting our business;

- variations in our operating performance and the performance of our competitors in general;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- publication of research reports by securities analysts about us or our competitors or our industry;

- the public's reaction to our press releases, our other public announcements, and our filings with the SEC;

- sales of shares of Class A common stock by our stockholders, including the PIPE Investors (as defined in Note 4—*Business Combinations*);

- the issuance and potential sales of 15,000,000 Earnout Shares and potential sale of 900,000 Sponsor Shares upon the occurrence of an Earnout Triggering Event;

- additions and departures of key personnel;

- commencement of, or involvement in, litigation against us;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of our Class A common stock available for public sale; and

- general economic and political conditions, such as the effects of inflation, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability, armed conflict between Israel and Hamas in Gaza and between Israel and Hezbollah in Jordan and the West Bank, armed conflict between Ukraine and Russia, or other acts of war or terrorism.

These market and industry factors may materially reduce the market price of our Class A common stock and Public Warrants regardless of our operating performance.

In addition, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed above could have a material adverse effect on your investment in our securities, and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

We do not currently pay dividends on our common stock, and as a result capital appreciation, if any, may be the sole source of gain for our stockholders.

We currently do not pay dividends on our common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects, and such other factors as the Board of Directors deems relevant. To the extent that we continue our current policy of not paying dividends on our common stock, capital appreciation, if any, will be the sole source of potential gain for our stockholders. Consequently, stockholders may only experience a gain from an investment in our common stock if the price of our common stock increases.

We are currently, and in the future may be, subject to securities litigation, which is expensive and could divert management attention.

The market price of our Class A common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. In addition to the Felipe Complaint, we may be the target of this type of litigation in the future. Additional securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business.

The Public Warrants may never be in the money and they may expire worthless, and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment.

The Public Warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Acies. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, shorten the exercise period or decrease the number of shares of Class A common stock purchasable upon exercise of a Public Warrant.

We may redeem the Public Warrants prior to their exercise at a time that is disadvantageous to the holders of Public Warrants.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Public Warrant if, among other things, the last reported sale price of our Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the holders of the Public Warrants equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like). If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise the Public Warrants. Redemption of the outstanding Public Warrants as described above could force the holders of Public Warrants to: (i) exercise the Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) sell the Public

Warrants at the then-current market price when they might otherwise wish to hold their warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, we expect would be substantially less than the market value of the Public Warrants. None of the Private Warrants will be redeemable by us (subject to limited exceptions) so long as they are held by our Sponsor or its permitted transferees.

In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Public Warrant if, among other things, the last reported sale price of our Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the holders of the Public Warrants equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their Public Warrants prior to redemption for a number of shares of Class A common stock determined based on the redemption date and the fair market value of our Class A common stock. The value received upon exercise of the Public Warrants (i) may be less than the value the holders would have received if they had exercised their Public Warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the Public Warrants, including because the number of shares of our Class A common stock received is capped at 0.361 shares of Class A common stock per Public Warrant (subject to adjustment) irrespective of the remaining life of the Public Warrants.

Furthermore, the shares of Class A common stock issued upon exercise of the Public Warrants or Private Warrants (or upon the redemption of such Public Warrants for shares of our Class A common stock) will result in dilution to the existing holders of our common stock.

Delaware law and our organizational documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our organizational documents, and the Delaware General Corporation Law ("DGCL"), contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and therefore depress the trading price of our Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Board of Directors or taking other corporate actions, including effecting changes in our management. Among other things, the organizational documents include provisions regarding:

- the ability of the Board of Directors to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the Certificate of Incorporation will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the limitation of the liability of, and the indemnification of, our directors and officers;

- the ability of the Board of Directors to amend the Bylaws, which may allow the Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to the Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Board of Directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board of Directors or management.

The provisions of our Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for: (i) any derivative action, suit, or proceeding brought on our behalf; (ii) any action, suit, or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or stockholders to us or our stockholders; (iii) any action, suit, or proceeding arising pursuant to any provision of the DGCL or our Bylaws or our Certificate of Incorporation (as either may be amended from time to time); (iv) any action, suit, or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (v) any action, suit, or proceeding asserting a claim against us or any of our current or former directors, officers, or stockholders governed by the internal affairs doctrine. Notwithstanding the foregoing, our Certificate of Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The organizational documents also provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We and our third-party vendors employ information technology, including networks, systems, and applications, to support our business processes and decision-making in our business. Our information technology infrastructure supports the flow of information throughout our business processes and is susceptible to cybersecurity threats. Accordingly, we have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and data related to our customers and employees ("Information Systems and Data").

We have a cybersecurity leadership team comprised of our Chief Information Security Officer ("CISO"), our Global Head of Infrastructure, and other senior leaders on our Information Technology group ("Cybersecurity Leadership Team"). Our Cybersecurity Leadership Team works with third-party service providers to help identify, assess, and manage our cybersecurity threats and risks, including through the use of our cybersecurity risk assessment program. Our Cybersecurity Leadership Team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods, including automated and manual tools, third-party threat feeds, internal audits, access control assessments, and evaluating threats reported to us by various third-party enterprise threat reporting services. The members of our Cybersecurity Leadership Team, including our CISO, have significant experience in managing and leading cybersecurity teams and in developing and implementing cybersecurity and data privacy systems and processes.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards, and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, cybersecurity risks are considered a part of our overall business strategy, financial planning, and capital allocation.

We use third-party service providers to assist us from time to time in identifying, assessing, and managing material risks from cybersecurity threats. Our Cybersecurity Leadership Team inventories and prioritizes information security risks and evaluates material risks from cybersecurity threats, and reports those periodically to the Audit Committee of our Board of Directors, which evaluates our overall enterprise risk.

To date, the Company has not experienced a cybersecurity threat or incident that has materially affected or is reasonably likely to materially affect the Company. The Company, however, has experienced and expects to continue to experience cyber incidents of varying degrees. Cybersecurity threats may, among other things, cause material disruptions to our operations, which may materially affect our results of operations and/or financial condition. For more information about risks from cybersecurity threats that may materially affect us and how they may do so, see "*Risk Factors — Despite our security measures, we have been subject to attacks by hackers, and our information technology and infrastructure may in the future be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions*." as well as the other risk factors contained in Item 1A of this Annual Report on Form 10-K.

Our Board of Directors has ultimate oversight responsibility over cybersecurity-related matters and has assigned oversight of cybersecurity risk management to the Audit Committee. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from cybersecurity threats and, in furtherance thereof, regularly receives reports from our senior management and Cybersecurity Leadership Team on cybersecurity matters. These reports are intended to highlight the state of our cybersecurity and data security programs, as well as our progress on key initiatives in this area. In addition, the Board receives reports addressing cybersecurity as part of our overall enterprise risk management program and to the extent cybersecurity matters are addressed in regular business updates. As appropriate, the Board also may receive information regarding specific cybersecurity incidents and resulting mitigation efforts.

ITEM 2.   PROPERTIES

Our principal business operations are located in offices owned by us in Las Vegas, Nevada. We lease facilities in eight locations throughout the world, including San Francisco, California; Santa Monica, California; Portland, Oregon; Tel-Aviv, Israel; Hong Kong; Belgrade, Serbia; Hanoi, Vietnam; and Singapore for our game development and operation functions. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and expand into new locations. We believe suitable additional space will be available as needed to accommodate our needs.

ITEM 3.   LEGAL PROCEEDINGS

See discussion of legal proceedings in Note 12—*Accrued and Other Current Liabilities* and Note 17—*Commitments and Contingencies* in the accompanying consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Information

Our Class A common stock is traded on the Nasdaq Global Market under the ticker symbol MYPS. There is no public market for our Class B common stock.

Holders of our Common Stock

As of February 28, 2025, there were 83 holders of record of our Class A common stock, four holders of record of our Class B common stock and five holders of record of our Warrants. The number of record holders does not include Depository Trust Company participants or beneficial owners holding shares through nominee names.

Dividend Policy

We do not currently pay cash dividends on our shares of Class A common stock or Class B common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects, and such other factors as the Board of Directors deems relevant.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Standard & Poor's ("S&P") 500 Index and the Nasdaq Composite Index. The graph assumes an initial investment of $100 in our common stock at the market close on December 21, 2020, which was the initial trading day of the Class A ordinary shares of Acies (our predecessor) on a stand-alone basis. The Acies Merger was announced on February 2, 2021 and closed on June 21, 2021. Data for the S&P 500 Index and the Nasdaq Composite Index assume reinvestment of dividends. Total return equals stock price appreciation plus reinvestment of dividends.



12/21/20 03/31/21 09/30/21 03/31/22 09/30/22 03/31/23 09/30/23 03/31/24 09/30/24

◆ PLAYSTUDIOS, Inc.　　● S&P 500 Index　　▲ Nasdaq Composite

The performance graph should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Exchange Act of 1934, except to the extent the Company specifically incorporates the performance graph by reference therein.

Recent Sales of Unregistered Securities

　None

Use of Proceeds

　None

Issuer Purchases of Equity Securities

The following table provides information about share repurchases made by us of our Class A common stock during the quarter ended December 31, 2024:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of a Publicly Announced Program	Dollar Value of Shares that May Yet be Purchased Under the Program[3] *(In thousands)*
October 1, 2024 - October 31, 2024	535,967	$ 1.49	528,659	$ 44,680
November 1, 2024 - November 30, 2024	518,010	1.71	407,787	43,981
December 1, 2024 - December 31, 2024	238,794	2.05	234,445	43,500

1. These amounts consist entirely of shares surrendered to satisfy tax withholding obligations upon the vesting of equity awards under our 2021 Equity Incentive Plan (as amended, the "Plan"). Under the Plan and applicable award agreements, the Company has the discretionary right to collect payment of mandatory tax withholding obligations by deducting from the shares otherwise deliverable to a participant upon vesting and settlement of an award under the Plan a number of shares having a fair market value equal or less than such participant's tax withholding obligations. All shares so deducted from shares that otherwise would be deliverable to participants under the Plan are considered repurchased pursuant to the terms of the Plan and applicable award agreements and not pursuant to any publicly announced share repurchase program.

2. Average price paid per share includes shares surrendered to satisfy tax withholding obligations, and excludes costs associated with the repurchases.

3. The repurchases are being executed from time to time, subject to general business and market conditions, through open market purchases or privately negotiated transactions, including through Rule 10b5-1 trading plans, pursuant to a stock repurchase program. On November 10, 2021, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase, within a 12 month period, up to $50.0 million of the Company's Class A common stock at such times and in such amounts as the Company's Board of Directors deems appropriate, based on factors such as market conditions, legal requirements, and other business considerations. The Company publicly announced the approval of such stock repurchase program on November 12, 2021. On November 2, 2022, the Company's Board of Directors approved an extension of the time period for repurchases under the stock repurchase program for an additional 12 months from November 10, 2022 to November 10, 2023. On November 1, 2023, the Company's Board of Directors extended the stock repurchase program through November 10, 2024 and increased the remaining amount authorized to $50.0 million. On November 1, 2024, the Company's Board of Directors extended the repurchase program through November 1, 2025. See Note 18—*Stockholders' Equity* of the notes to consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information relating to share repurchases.

ITEM 6.   [RESERVED]

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion and analysis should be read in conjunction with the audited consolidated financial statements and notes thereto contained in this Annual Report on Form 10-K. Unless the context otherwise requires, references to "we", "us", "our", and "the Company" are intended to mean the business and operations of PLAYSTUDIOS, Inc. and its consolidated subsidiaries.

This discussion contains forward-looking statements and involves numerous risks and uncertainties. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed elsewhere in this Annual Report on Form 10-K, particularly in the section titled "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K. All forward-looking statements in this Annual Report on Form 10-K are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements to reflect future events or circumstances, except as required by law.

Overview

We are a developer and publisher of free-to-play casual games for mobile and social platforms. Over our 13-year history, we developed a portfolio of free-to-play social casino games that are considered to be among the most innovative and unique in the genre. In 2021, we added our Tetris®-branded mobile game and in late 2022 we acquired Brainium, a developer and publisher of free-to-play casual games. Our games include the award-winning *POP! Slots*, *myVEGAS Slots*, *my KONAMI Slots, MGM Slots Live, myVEGAS Blackjack, myVEGAS Bingo, Tetris®, Solitaire, Spider Solitaire, Jumbline 2, Sudoku, and Mahjong*. Our games are based on original content as well as third-party licensed brands and are downloadable and playable for free on multiple social and mobile-based platforms, including the Apple App Store, Google Play Store, Amazon Appstore, and Facebook.

Each of our legacy social casino games and our Tetris®-branded mobile games are powered by our proprietary *playAWARDS* program and incorporates loyalty points that are earned by players as they engage with our games. The rewards are provided by our collection of rewards partners, with the majority of rewards partners providing their rewards at no cost to us, in exchange for product integration, marketing support, and participation in our loyalty program. The program is enabled by our playAWARDS platform which consists of a robust suite of tools that enable our rewards partners to manage their rewards in real time, measure the value of our players' engagement, and gain insight into the effectiveness and value they derive from the program. Through our self-service platform, rewards partners can launch new rewards, make changes to existing rewards, and in real time see how players are engaging with their brands. The platform tools also provide rewards partners the ability to measure the off-line value our players generate as consumers and patrons of their real-world establishments.

Our playAWARDS platform embodies all of the features, tools, and capabilities needed to deliver loyalty programs tailored for the games industry. Our consumer-facing brand for our loyalty program is myVIP. The myVIP program is an aspirational benefits framework, with in-game mechanics and rewards features, along with a player development and hosting program. The program dynamically ranks and assigns players to tiers based on their accumulation of tier points, which are a proxy for their overall engagement with our games. The tier points are separate from and are not interchangeable with the loyalty points earned in the playAWARDS program. Qualified players are provided access to enhanced benefits that increase with each tier. Higher tiers provide access to a myVIP player portal where players can view and purchase special chip bundles, redeem loyalty points for a curated set of rewards, and communicate directly with a dedicated personal host. The myVIP player portal, concierge, and host programs, enhance the in-game and real-world reward experience with both in-game and in-person, invitation-only special events. We believe that the myVIP program drives increased player engagement and retention, and therefore extends each game's life-cycle and revenue potential.

We have primarily generated our revenue from the sale of in-game virtual currencies, which players can choose to purchase at any time to enhance their playing experience. Once purchased, our virtual currency cannot be withdrawn from the game, transferred from one game to another or from one player to another, or be redeemed for monetary value. Players who install our games receive free virtual currencies upon the initial launch of the game, and they may also collect virtual currencies free of charge at periodic intervals or through targeted marketing promotions. Players may exhaust the free virtual currencies and may choose to purchase additional virtual currencies. Additionally, players can send free "gifts" of virtual currencies to their friends on Facebook. Our revenue from virtual currencies has been generated world-wide, but is largely concentrated in North America.

We also generate revenue from in-game advertising. Advertisements can be in the form of an impression, click-throughs, banner ads, or offers, where players are rewarded with virtual currency or loyalty points for watching a short video. While we historically have derived most of our revenue from the sale of in-game virtual currency, we introduced in-game advertising as a limited pilot program and expanded it throughout 2021 and 2022. In addition, our Tetris®-branded mobile game and our Brainium games generate most of their revenue through in-game advertising.

Smaller Reporting Company ("SRC") Accommodations

As an SRC, we have elected to use scaled disclosure accommodations permitted by the SEC, which means that this section does not include all disclosures required for larger reporting companies. Specifically:

- We have presented only two years of audited financial statements instead of three.

- We are not required to include the contractual obligations table that larger companies must disclose.

- Our executive compensation disclosures are reduced under Item 402 of Regulation S-K.

Key Factors Affecting Our Performance

There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:

- *Third-Party Platform Agreements*—Historically we derived substantially all of our revenue from in-game purchases of virtual currency that are processed by platform providers such as the Apple App Store, Google Store, Amazon Appstore, and on Facebook. The platform providers charge us a transaction fee to process payments from our players for their purchase of in-game virtual currency. These platform fees are generally set at 30% of the in-game purchase. Each platform provider has broad discretion to set its platform fees and to change and interpret its terms of service and other policies with respect to us and other developers in its sole discretion, and those changes may be unfavorable to us.

- *User Acquisition*—Establishing and maintaining a loyal network of players and paying players is vital for our success. As such, we spend a significant amount on advertising and other forms of player acquisition, such as traditional marketing and advertising, email and push notifications, and cross promoting between our games in order to grow our player base. These expenditures are generally related to new content launches, game enhancements, and ongoing programs to drive new player acquisition and the reactivation of lapsed player engagement. Our player acquisition strategy is centered on a payback period methodology, and we strive to optimize spend between the acquisition of new players and the reactivation of inactive players.

- *Player Monetization*—Our revenue to date has been primarily driven through the sale of virtual currency. Paying players purchase virtual currency in our games because of the perceived value, which is dependent on the relative ease of obtaining equivalent virtual currency by simply playing our game. The perceived value of our virtual currency can be impacted by various actions that we take in our games including offering discounts for virtual currency or giving away virtual currency in promotions. Managing game economies is difficult and relies on our assumptions and judgment. If we fail to manage our virtual economies properly or fail to promptly and successfully respond to any such disruption, our reputation may suffer and our players may be less likely to play our games and to purchase virtual currency from us in the future, which would cause our business, financial condition, and results of operations to suffer.

- *Investment in Game Development*—In order to maintain interest from existing players and add new players and achieve our desired revenue growth, we must continually improve the content, offers, and features in our existing games and the release of new games. As a result, we invest a significant amount of our technological and creative resources to ensure that we support an appropriate cadence of innovative content that our players will find appealing. These expenditures generally occur in advance of the release of new content or the launch of a new game, and the resulting revenue may not exceed the development costs, or the game or feature may be abandoned in its entirety.

- *Investment in our playAWARDS and myVIP programs*—In order to drive player engagement and retention we invest a significant amount of resources to enhance the playAWARDS and myVIP programs. We continually evaluate these programs through an iterative feedback process with our players and rewards partners and update them so that both our players and rewards partners are able to optimize their personalized experience. As a result, we continuously incur expenses to enhance and update these programs. However, the results may not generate revenue and the enhancements may require additional significant modifications or be abandoned in their entirety.

- *Real-World Rewards*—We currently offer real-world rewards relating to, among other things, dining, live entertainment shows, and hotel rooms, and we plan to continue to expand and diversify our rewards loyalty program in order to maintain and enhance the perceived value offering to our players. Our players' willingness to make in-game purchases is directly impacted by our ability to provide desirable rewards. The real-world rewards we offer to our players are provided at no cost to us by our rewards partners, and there is no obligation for us to pay or otherwise compensate either our rewards partners or players for any player redemptions under our rewards partner agreements.

Key Performance Indicators

We manage our business by regularly reviewing several key operating metrics to track historical performance, identify trends in player activity, and set strategic goals for the future. Our key performance metrics are impacted by several factors that could cause them to fluctuate on a quarterly basis, such as platform providers' policies, seasonality, player connectivity, and the addition of new content to games. We believe these measures are useful to investors for the same reasons. In addition, we also present certain non-GAAP performance measures. These performance measures are presented as supplemental disclosure and should not be considered superior to or as a substitute for the consolidated financial statements prepared under U.S. GAAP. The non-GAAP measures presented in this Annual Report on Form 10-K should be read together with the consolidated financial statements and the respective related notes thereto included elsewhere in this Annual Report on Form 10-K. The key performance indicators and non-GAAP measures presented in this Annual Report on Form 10-K may differ from similarly titled measures presented by other companies and are not a substitute for financial statements prepared in accordance with U.S. GAAP.

Key Performance Indicators - playGAMES

Daily Active Users ("DAU")

DAU is defined as the number of individuals who played a game on a particular day. For Tetris and our free-to-play social casino games, we track DAU by the player ID, which is assigned for each game installed by an individual. As such, an individual who plays two of these games on the same day is counted as two DAU while an individual who plays the same game on two different devices is counted as one DAU. For our Brainium suite of casual games, we track DAU by app instance ID, which is assigned to each installation of a game on a particular device. As such, an individual who plays two different Brainium games on the same day is counted as two DAU and an individual who plays the same Brainium game on two different devices is also counted as two DAU. The term "Average DAU" is defined as the average of the DAU, determined as described above, for each day during the period presented. We use DAU and Average DAU as measures of audience engagement to help us understand the size of the active player base engaged with our games on a daily basis.

Monthly Active Users ("MAU")

MAU is defined as the number of individuals who played a game in a particular month. As with DAU, an individual who plays two different non-Brainium games in the same month is counted as two MAU while an individual who plays the same non-Brainium game on two different devices is counted as one MAU, and an individual who plays two different Brainium games on the same day is counted as two MAU while an individual who plays the same Brainium game on two different devices is also counted as two MAU. The term "Average MAU" is defined as the average of the MAU, determined as described above, for each calendar month during the period presented. We use MAU and Average MAU as measures of audience engagement to help us understand the size of the active player base engaged with our games on a monthly basis.

Daily Paying Users ("DPU")

DPU is defined as the number of individuals who made a purchase in a game during a particular day. As with DAU and MAU, we track DPU based on account activity. As such, an individual who makes a purchase in two different games in a particular day is counted as two DPU while an individual who makes purchases in the same game on two different devices is counted as one DPU. The term "Average DPU" is defined as the average of the DPU, determined as described above, for each day during the period presented. We use DPU and Average DPU to help us understand the size of our active player base that makes in-game purchases. This focus directs our strategic goals in setting player acquisition and pricing strategy.

Daily Payer Conversion

Daily Payer Conversion is defined as DPU as a percentage of DAU on a particular day. Daily Payer Conversion is also sometimes referred to as "Percentage of Paying Users" or "PPU". The term "Average Daily Payer Conversion" is defined as the Average DPU divided by Average DAU for a given period. We use Daily Payer Conversion and Average Daily Payer Conversion to help us understand the monetization of our active players.

Average Daily Revenue Per DAU ("ARPDAU")

ARPDAU is defined for a given period as the average daily revenue per Average DAU, and is calculated as game and advertising revenue for the period, divided by the number of days in the period, divided by the Average DAU during the period. We use ARPDAU as a measure of overall monetization of our active players.

<u>*Key Performance Indicators - playAWARDS*</u>

Available Rewards

Available Rewards is defined as the monthly average number of unique rewards available in our applications' rewards stores. A reward appearing in more than one application's reward store is counted only once. A reward is counted only once irrespective of the inventory available through that reward. For example, one reward for a free night in a hotel room with ten rooms available for such free night is counted as one reward. Available Rewards only include real-world partner rewards and exclude PLAYSTUDIOS digital rewards. We use Available Rewards as a measure of the value and potential impact of the program for an interested player. It is assumed that the greater the variety and breadth of rewards offered, the more likely players will be to ascribe value to the program.

Purchases

Purchases is defined as the total number of rewards purchased for the period identified in which a player exchanges loyalty points for a reward. Purchases are net of refunds. Purchases only include purchases of real-world partner rewards and exclude any PLAYSTUDIOS digital rewards. Purchases are redeemed by the player directly with the rewards partner within the specified terms and conditions of the reward. The Company does not receive any compensation or revenue from Purchases. We use Purchases as a measure of audience interest and engagement with our playAWARDS platform.

Retail Value of Purchases

Retail Value of Purchases is defined as the cumulative retail value of all rewards listed as Purchases for the period identified. The retail value of each reward listed as Purchases is the retail value as determined by the partner upon creation of the reward. In the case where the retail value of a reward adjusts depending on time of redemption, the average retail value is used. Retail Value of Purchases only include the retail value of real-world partner rewards and exclude the cost of any PLAYSTUDIOS branded merchandise. We use Retail Value of Purchases to help us understand the real-world value of the rewards that are purchased by our players.

Results of Operations

Comparison of the year ended December 31, 2024 versus the year ended December 31, 2023

The following table summarizes our consolidated results of operations for the years ended December 31, 2024 and 2023 (in thousands, except percentages):

	Years Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
Net revenue	$ 289,429	$ 310,886	$(21,457)	(6.9)%
Operating expenses	322,293	321,373	920	0.3 %
Operating loss	(32,864)	(10,487)	(22,377)	213.4 %
Net loss	$ (28,687)	$ (19,393)	$(9,294)	47.9 %
Net loss margin	(9.9)%	(6.2)%	(3.7)pp	59.7 %

pp = percentage points

Net Revenue by Reportable Segment

	Year Ended December 31,			
	2024	**2023**	**Change**	**% Change**
Net revenue				
playGAMES	$ 289,367	$ 306,714	$ (17,347)	(5.7)%
playAWARDS	62	4,172	(4,110)	(98.5)%
Net revenue	$ 289,429	$ 310,886	$ (21,457)	(6.9)%

Revenue information by geography is summarized as follows (in thousands, except percentages):

| | Years Ended December 31, | | | |
	2024	2023	Change	% Change
United States	$ 244,184	$ 265,660	$ (21,476)	(8.1)%
All other countries	45,245	45,226	19	— %
Net revenue	$ 289,429	$ 310,886	$ (21,457)	(6.9)%

playGAMES

playGAMES revenue was $289.4 million for the year ended December 31, 2024 compared to $306.7 million for year ended December 31, 2023.

The following table shows net revenues and key performance indicators for our playGAMES division (in thousands, except percentages and ARPDAU):

| | Year Ended December 31, | | | |
	2024	2023	Change	% Change
Virtual currency	$228,877	$247,929	$(19,052)	(7.7)%
Advertising	60,197	58,236	1,961	3.4 %
Other revenue	293	549	(256)	(46.6)%
Net revenue	$289,367	$306,714	$(17,347)	(5.7)%
Average DAU	3,100	3,524	(424)	(12.0)%
Average MAU	13,120	13,489	(369)	(2.7)%
Average DPU	24	27	(3)	(11.1)%
Average Daily Payer Conversion	0.8 %	0.8 %	— pp	— %
ARPDAU (in dollars)	$ 0.26	$ 0.24	$ 0.02	8.3 %

pp = percentage points

Net revenue decreased $17.3 million, or 5.7%, to $289.4 million during the year ended December 31, 2024 compared to $306.7 million during the year ended December 31, 2023. The decrease was primarily due to a $19.1 million decrease in virtual currency revenue primarily driven by decreases in Average DPU. The decrease was partially offset by growth in advertising revenue.

playAWARDS

The following table shows net revenues and key performance indicators for our playAWARDS division (in thousands):

| | Year Ended December 31, | | | |
	2024	2023	Change	% Change
Virtual currency revenue	$ 54	$ —	$ 54	nm
Other revenue	8	4,172	(4,164)	(99.8)%
Net revenue	$ 62	$ 4,172	$ (4,110)	(98.5)%
Available Rewards (in units)	525	578	(53)	(9.2)%
Purchases (in units)	1,772	1,760	12	0.7 %
Retail Value of Purchases	$ 114,135	$ 105,847	$ 8,288	7.8 %

Net revenue decreased by $4.1 million, or 98.5%, due to the non-renewal of a licensing arrangement with a customer, offset by increases in virtual currency revenue. The key performance indicators presented above are used by management to assess the playAWARDS segment's operating performance, however there is no relationship between the key performance indicators and revenue metrics.

Operating Expenses

The following table summarizes our consolidated operating expenses for the years ended December 31, 2024 and 2023 (in thousands, except percentages):

| | Years Ended December 31, | | | | % of Net Revenue | |
	2024	2023	$ Change	% Change	2024	2023
Operating expenses:						
Cost of revenue	$ 72,716	$ 77,800	$ (5,084)	(6.5)%	25.1 %	25.0 %
Selling and marketing	64,623	74,360	(9,737)	(13.1)%	22.3 %	23.9 %
Research and development	67,683	70,298	(2,615)	(3.7)%	23.4 %	22.6 %
General and administrative	46,121	45,072	1,049	2.3 %	15.9 %	14.5 %
Depreciation and amortization	45,440	45,259	181	0.4 %	15.7 %	14.6 %
Restructuring expenses	25,710	8,584	17,126	199.5 %	8.9 %	2.8 %
Total operating expenses	$ 322,293	$ 321,373	$ 920	0.3 %	111.4 %	103.4 %

Cost of Revenue

Cost of revenue decreased by $5.1 million, or 6.5%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was due to a decline in virtual currency revenue partially offset an increase direct to consumer sales, which incur lower processing fees.

Selling and Marketing

Selling and marketing expenses decreased by $9.7 million, or 13.1%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to decrease in user acquisition expenses of $13.7 million. This decrease was offset by increases to marketing expenses of $1.3 million, IT software of $0.7 million, outside service costs of $0.6 million, stock compensation of $0.6 million, and other selling and marketing expenses of $0.8 million.

Research and Development

Research and development expenses decreased by $2.6 million, or 3.7%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to decreases to stock compensation of $2.2 million, payroll and related costs of $0.9 million, and other research and development costs of $1.3 million. This decrease was offset by increases to IT software of $0.9 million and outside service costs of $0.9 million.

General and Administrative

General and administrative expenses increased by $1.0 million, or 2.3%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily due to increases to employee costs of $1.5 million, IT software of $1.4 million, and stock compensation of $1.0 million. This increase was offset by decreases to insurance of $1.0 million, legal expenses of $0.6 million, outside service costs of $0.5 million, and other general and administrative expenses of $0.8 million.

Depreciation and Amortization

Depreciation and amortization expenses increased by $0.2 million, or 0.4%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily due to the acquisition of intangible assets in connection with the business combination of Pixode, as well as increased amortization as a result of license renewals. This was offset by a decrease of internal-use software amortization in connection with write-downs of certain assets during the year ended December 31, 2024. See Note 10—*Intangible Assets and Internal-Use Software, Net*.

Restructuring Expenses

Restructuring expenses increased by $17.1 million during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily due to increases of non-cash impairment of $7.2 million, management restructurings of $4.0 million, and non-recurring legal expenses of $7.4 million. This increase was offset by decreases of $0.4 million of various merger and acquisition opportunities and $1.1 million of other restructuring expenses.

Other Income, Net

The following table summarizes our consolidated other income, net for the years ended December 31, 2024 and 2023 (in thousands, except percentages):

| | Years Ended December 31, | | | |
	2024	2023	$ Change	% Change
Change in fair value of warrant liabilities	$ 856	$ 2,596	$ (1,740)	(67.0)%
Interest income, net	4,902	4,858	44	0.9 %
Other (expense) income, net	(182)	513	(695)	(135.5)%
Total other income, net	$ 5,576	$ 7,967	$ (2,391)	(30.0)%

The change in fair value of warrant liabilities is related to the warrants discussed in Note 12—*Accrued and Other Current Liabilities* to our consolidated financial statements herein. Interest income, net is related to interest earned on cash and cash equivalents offset by fees and expenses associated with the Credit Agreement as discussed in Note 14—*Long-Term Debt* to our consolidated financial statements herein. Other income, net primarily relates to gains or (losses) from equity investments and gains or (losses) from foreign currency transactions with our foreign subsidiaries.

Provision for Income Taxes

Income tax expense was approximately $1.4 million for the year ended December 31, 2024, as compared to an income tax expense of $16.9 million for the year ended December 31, 2023. The income tax expense for the year ended December 31, 2024 reflected an effective income tax rate of negative 5.1%, which was less than the statutory tax rate of 21% primarily due to the recording of a valuation allowance on deferred tax assets, impacts from short falls associated with stock-based compensation, impacts from foreign branch income, and other nondeductible expenses. The income tax benefit reflected an effective income tax rate of negative 669.7% for the year ended December 31, 2023, which was less than the statutory federal rate of 21.0% primarily due to the recording of a valuation allowance on deferred tax assets, the effect of additional foreign taxes paid related to a settlement with the Israel Tax Authority, impacts from foreign branch income, and other nondeductible expenses. The decrease in our effective tax rate was partially offset by benefits from the exercise of non-qualified stock options, changes to the fair value adjustment of the warrant liability, and the deduction of foreign taxes paid.

Comparison of our Segment Results of Operations

The following table presents adjusted earnings before interest, taxes, depreciation, and amortization ("AEBITDA"). AEBITDA is our reportable segment GAAP measure, which we utilize as the primary profit measure for our reportable segments. See Note 3—*Segment Reporting* in the accompanying consolidated financial statements for additional information. Consolidated AEBITDA is a non-GAAP measure, discussed within "Non-GAAP Measures" below.

Comparison of the year ended December 31, 2024 versus the year ended December 31, 2023

| | Year Ended December 31, | | | |
	2024	2023	Change	% Change
AEBITDA				
playGAMES	$ 85,074	$ 88,676	$ (3,602)	(4.1)%
playAWARDS	(13,710)	(10,379)	(3,331)	32.1 %
Corporate and other	(14,815)	(16,005)	1,190	(7.4)%
Consolidated AEBITDA	$ 56,549	$ 62,292	$ (5,743)	(9.2)%
Segment AEBITDA Margin:				
playGAMES	29.4 %	28.9 %	0.5 %	1.7 %
playAWARDS	nm	nm	nm	nm

nm - not meaningful

playGAMES

playGAMES AEBITDA was $85.1 million for the year ended December 31, 2024 compared to $88.7 million for year ended December 31, 2023, a decrease of 4.1%. playGAMES AEBITDA margin was 29.4% for the year ended December 31, 2024 compared to 28.9% for year ended December 31, 2023. The decrease to playGAMES AEBITDA was a result of decreased virtual currency revenue primarily driven by decreases in DPU. playGAMES AEBITDA margin was 29.4% for the year ended December 31, 2024 compared to 28.9% for year ended December 31, 2023, primarily as a result of lower user acquisition costs.

playAWARDS

playAWARDS AEBITDA was $(13.7) million for the year ended December 31, 2024 compared to $(10.4) million for year ended December 31, 2023. The decrease in AEBITDA can be attributed to the non-renewal of a licensing arrangement with a customer.

Non-GAAP Measures

Consolidated AEBITDA and Consolidated AEBITDA Margin

Consolidated AEBITDA, as used herein, is a non-GAAP financial performance measure that is presented as a supplemental disclosure and is reconciled to net income as the most directly comparable GAAP measure. We define Consolidated AEBITDA as net income before interest, income taxes, depreciation and amortization, restructuring and related costs (consisting primarily of severance, asset impairments, and other restructuring related costs), stock-based compensation expense, changes in fair value of warrant liabilities, and other income and expense items (including special infrequent items, foreign currency gains and losses, and other non-cash items). We also use Consolidated AEBITDA Margin, another non-GAAP measure, which we calculate as Consolidated AEBITDA as a percentage of net revenue.

We use Consolidated AEBITDA and Consolidated AEBITDA Margin to monitor and evaluate the performance of our business operations, facilitate internal comparisons of our operating performance, and to analyze and evaluate decisions regarding future budgets and initiatives. We believe that both measures are useful because they provide investors with information regarding our operating performance that is used by our management in its reporting and planning processes. Consolidated AEBITDA and Consolidated AEBITDA Margin as calculated herein may not be comparable to similarly titled measures and disclosures reported by other companies.

The following table sets forth the reconciliation of Consolidated AEBITDA and Consolidated AEBITDA Margin to net income and net income margin, the most directly comparable GAAP measure (in thousands, except percentages):

	Years Ended December 31,	
	2024	2023
Net revenue	$ 289,429	$ 310,886
Net loss	$ (28,687)	$ (19,393)
Net loss margin	(9.9)%	(6.2)%
Adjustments:		
Depreciation & amortization	45,440	45,259
Income tax expense	1,399	16,873
Stock-based compensation expense	18,113	18,722
Change in fair value of warrant liability	(856)	(2,596)
Change in fair value of contingent consideration	85	(950)
Restructuring and related[1]	25,710	8,584
Other[2]	(4,655)	(4,207)
Consolidated AEBITDA	$ 56,549	$ 62,292
Consolidated AEBITDA Margin	19.5 %	20.0 %

(1) Amounts reported include mergers and acquisition related expenses, management restructuring and severance, asset impairments and write-downs, extraordinary expenses related to the war in Israel, and other various nonrecurring expenses.

(2) Amounts reported in "Other, net" include interest expense, interest income, gains/losses from investments, foreign currency gains/losses, and non-cash gains/losses on the disposal of assets.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $109.2 million, which consisted of cash on hand and money market mutual funds. As of December 31, 2024 we had restricted cash of $1.2 million. Historically, we have funded our operations, including capital expenditures, primarily through cash flow from operating activities. We believe that our existing cash and cash equivalents, the cash generated from operations, and the borrowing capacity under our Credit Agreement as described below will be sufficient to fund our operations and capital expenditures for at least the next twelve (12) months. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds or we may decide to do so opportunistically.

Debt

On June 24, 2021, in connection with the closing of the Acies Merger, the Company terminated and replaced the Revolver (as defined below). The Company, a subsidiary of the Company, JPMorgan Chase Bank, N.A., as administrative agent and JPMorgan Chase Bank, N.A., Silicon Valley Bank and Wells Fargo Securities, LLC, as joint bookrunners and joint lead arrangers entered into a credit agreement (the "Credit Agreement") which provides for a five-year revolving credit facility in an aggregate principal amount of $75.0 million. Borrowings under the Credit Agreement may be borrowed, repaid and re-borrowed by the Company, and are available for working capital, general corporate purposes, and permitted acquisitions.

Commitment fees and interest rates are determined on the basis of either a Eurodollar rate or an Alternate Base Rate plus an applicable margin. The applicable margins are initially 2.50%, in the case of Eurodollar loans, and 1.50%, in the case of Alternate Base Rate loans. The applicable margin is subject to adjustment based upon the Company's Total Net Leverage Ratio (as defined in the Credit Agreement). Eurodollar rates and the Alternate Base Rate are subject to floors of 0.00% and 1.00%, respectively. The Credit Agreement contains various affirmative and negative financial and operational covenants applicable to the Company and its subsidiaries.

The Credit Agreement includes customary reporting requirements, conditions precedent to borrowing and affirmative, negative and financial covenants. Specific financial covenants include the following, commencing with the quarter ended September 30, 2021:

- Total Net Leverage Ratio of 3.50:1.00 (subject to increase to 4.00:1.00 following consummation of certain material acquisitions)
- Fixed Charge Coverage Ratio of not less than 1.25:1.00.

On May 13, 2022, the Company entered into the Amendment No. 1 to the Credit Agreement, which amended the Credit Agreement to, among other things, exclude from the definition of Fixed Charge Coverage Ratio certain funds, up to $15.0 million, expended or to be expended by the Company in connection with the Tender Offer.

On August 9, 2022, the Company entered into the Amendment No. 2 to the Credit Agreement, which further amended the Credit Agreement (as amended by Amendment No. 1 to the Credit Agreement) to, among other things, (i) increase the total current available line of credit from $75.0 million to $81.0 million, (ii) change the basis for calculation of interest under the facility from LIBOR to SOFR, and (iii) exclude from the calculation of the Fixed Charge Coverage Ratio (A) up to $6.0 million for the acquisition of, and improvements to, the real property located at 10150 Covington Cross Drive, Las Vegas, Nevada 89144 incurred on or prior to the first anniversary of the effective date of Amendment No. 2 to the Credit Agreement, and (B) up to $20.0 million for the redemption or repurchase of up to $11.0 million warrants to purchase shares of Class A common stock of the Company, and shares of Class A common stock of the Company, on or before December 31, 2023, of which as of the date of Amendment No. 2 to the Credit Agreement the Company had used $1.8 million to redeem outstanding warrants to purchase Class A common stock in connection with the Tender Offer.

On August 16, 2023, the Company, a subsidiary of the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, entered into an Amendment No. 3 to Credit Agreement (the "Amendment No. 3"), to, among other things, exclude from the Restricted Payments covenant certain repurchases of Equity Interests of the Company deemed to occur upon the exercise, settlement or vesting of stock options, warrants or other equity-based awards if and to the extent such Equity Interests represent a portion of the exercise price of, or satisfy any tax withholding obligations with respect to, such options, warrants or other equity-based awards.

On June 7, 2024, the Company, a subsidiary of the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, entered into an Amendment No. 4 to Credit Agreement (the "Amendment No. 4") to, among other things, (i) modify the definition of "Fixed Charge Coverage Ratio" to exclude from the calculation of Restricted Payments amounts paid for the repurchase, prior to June 30, 2024, of approximately 11.7 million shares of Class A common stock of the Company, and (ii) modify the definition of "Consolidated Fixed Charges" to take into account any tax refunds received in the applicable measurement period.

On July 1, 2024, the Company, a subsidiary of the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, entered into the Amendment No. 5 to Credit Agreement (the "Amendment No. 5") to, among other things, exclude from the covenant set forth in Section 6.01 of the Credit Agreement regarding the incurrence of Indebtedness (as defined therein) the contingent consideration obligations relating to the Pixode acquisition.

As of December 31, 2024, we do not have any outstanding amounts under the Credit Agreement.

Cash Flows

The following table presents a summary of our cash flows for the periods indicated (in thousands):

| | Years Ended December 31, | |
	2024	2023
Net cash provided by operating activities	$ 45,740	$ 51,724
Net cash used in investing activities	(26,294)	(32,306)
Net cash used in financing activities	(41,913)	(20,184)
Effect of exchange rate on cash and cash equivalents	(638)	(345)
Net change in cash, cash equivalents, and restricted cash	$ (23,105)	$ (1,111)

Operating Activities

During the year ended December 31, 2024, operating activities provided $45.7 million of net cash as compared to $51.7 million during the year ended December 31, 2023. The change in cash provided from operating activities primarily related to lower net revenue.

Investing Activities

During the year ended December 31, 2024, investing activities used $26.3 million of net cash as compared to $32.3 million during the year ended December 31, 2023. The change in cash used in investing activities was primarily due to $7.5 million less cash used to purchase intangible assets and internal-use software and $2.3 million less purchases of property and equipment. The decrease was offset by $3.4 million of cash paid for the Pixode acquisition and $0.4 million of other cash payments for investing activities.

Financing Activities

During the year ended December 31, 2024, financing activities used $41.9 million of net cash, while financing activities used $20.2 million of net cash during the year ended December 31, 2023. The change in cash used in financing activities was due to an additional $15.7 million of share repurchases, $3.5 million in increased minimum guarantee payments made, and $2.8 million of less proceeds received from stock option exercises.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Internal-Use Software

The Company recognizes internal-use software development costs in accordance with Accounting Standards Codification (ASC) 350-40, *Internal-Use Software*. Capitalized costs include consulting fees, payroll and payroll-related costs, and stock-based compensation for employees who devote time to the Company's internal-use software projects. Capitalization begins when the preliminary project stage is complete and the Company commits resources to the software project and continues during the application development stage. Capitalization ceases when the software has been tested and is ready for its intended use. Qualified costs incurred during the post-implementation/post-operation stage of the Company's software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality. Costs that cannot be separated between maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. Capitalized internal-use software development costs are amortized on a straight-line basis over a three-year estimated useful life. The Company believes that a straight-line basis for amortization best represents the pattern through which the Company derives value from internal-use software. The Company evaluates the useful lives of these assets and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Business Combinations

The Company applies the provisions of ASC 805, *Business Combinations* and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Revenue Recognition

Our revenue recognition policies described in Note 2—*Summary of Significant Accounting Policies* requires us to make significant judgments and estimates, which include the consumption period. The amount of outstanding purchased virtual currency at each reporting date is based on player behavior because the Company is unable to distinguish between the consumption of purchased or free virtual currency.

Virtual Currency

The Company develops and operates free-to-play games which are downloaded and played on social and mobile platforms. Players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. Additionally, players can send free "gifts" of virtual currency to their friends through interactions with certain social platforms. Players may also purchase additional virtual currency through accepted payment methods offered by the respective platform. Once a purchase is completed, the virtual currency is deposited into the player's account and is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the player for free. Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play. When virtual currency is consumed in our games, the player could "win" and would be awarded additional virtual currency or could "lose" and lose the future use of that virtual currency. As the player does not receive any additional benefit from our games, nor is the player entitled to any additional rights once the player's virtual currency is substantially consumed, the Company has concluded that the virtual currency represents consumable goods.

Players can earn loyalty points through a variety of activities, including but not limited to playing the Company's games, engaging with in-game advertising, engaging with marketing emails, and logging into the game. The loyalty points can be redeemed for rewards offered by the Company's rewards partners. There is no obligation for the Company to pay or otherwise compensate the Company's rewards partners for any player redemptions under the Company's rewards partner agreements. In addition, both paying and non-paying players can earn loyalty points. Therefore, the loyalty points earned by players are marketing offers and do not provide players with material rights. Accordingly, the earned loyalty points do not require any allocation to the transaction price of virtual currency. Loyalty points or other virtual currencies may be included in certain bundled purchases through certain platforms. Loyalty points or other virtual currencies are not available to be purchased separately and there is no stand alone selling price. If loyalty points or other forms of virtual currencies are included in bundled purchases, the Company will allocate a portion of the transaction price to each of the virtual currencies using the residual approach.

Additionally, certain of the Company's games participate in an additional program which ranks players into different tiers based on tier points earned during a given time frame. Tier points can be earned through a variety of player engagement activities, including but not limited to logging into our games, achieving multi-day log-in streaks, collecting hourly bonuses, and purchasing virtual currency bundles. Depending on the tier, players are granted access to special benefits at the Company's discretion. Similar to loyalty points that are redeemable for real-world rewards, the tier points are not awarded as a result of a contract with a customer since both paying and non-paying players can earn these tier points. As a result, the tier points earned by players do not provide players with material rights and do not require any allocation to the transaction price of virtual currency.

The Company has the performance obligation to display and provide access to the virtual currency purchased by the Company's player within the game whenever the player accesses the game until the virtual currency is consumed. Payment is required at the time of purchase and the transaction price is fixed. The transaction price, which is the amount paid for the virtual currency by the player, is allocated entirely to this single performance obligation.

As virtual currency represents consumable goods, the Company recognizes revenue as the virtual currency is consumed over the estimated consumption period. Since the Company is unable to distinguish between the consumption of purchased or free virtual currency, the Company must estimate the amount of outstanding purchased virtual currency at each reporting date based on player behavior. The Company has determined through a review of player behavior that players who purchase virtual currency generally are not purchasing additional virtual currency if their existing virtual currency balances have not been substantially consumed. As the Company can track the duration between purchases of virtual currency for individual players, the Company is able to reliably estimate the period over which virtual currency is consumed. Based upon an analysis of players' historical play behavior, the timing difference between when virtual currency is purchased by a player and when such virtual currency is consumed in gameplay is relatively short, currently one to seven days with an average consumption period of approximately one day. The Company recognizes revenue from in-game purchases of virtual currency over this estimated average period between when the virtual currency is purchased and consumed. If applicable, the Company records the unconsumed virtual currency in "Deferred revenue" and records the prepaid payment processing fees associated with this deferred revenue in "Prepaid expenses".

The Company continues to gather detailed player behavior and assess this data in relation to its revenue recognition policy. To the extent the player behavior changes, the Company reassesses its estimates and assumptions used for revenue recognition prospectively on the basis that such changes are caused by new factors indicating a change in player behavior patterns.

Advertising Revenue

The Company has contractual relationships with various advertising service providers for advertisements within the Company's games. Advertisements can be in the form of an impression, click-throughs, banner ads, or offers. Offers are advertisements where the players are rewarded with virtual currency for watching a short video. The Company has determined the advertising service provider to be its customer and displaying the advertisements within its games is identified as the single performance obligation. Revenue from advertisements and offers are recognized at a point in time when the advertisements are displayed, or when the player has completed the offer as the advertising service provider simultaneously receives and consumes the benefits provided from these services. The price can be determined by the applicable evidence of the arrangement, which may include a master contract or a third-party statement of activity.

The transaction price is generally the product of the advertising units delivered (e.g. impressions, videos viewed) and the contractually agreed upon price per advertising unit. Further, the price per advertising unit can also be based on revenue share percentages stated in the contract. The number of advertising units delivered is determined at the end of each month so there is no uncertainty about the transaction price. Payment terms are stipulated as a specific number of days subsequent to end of the month, ranging from 45 to 60 days.

Principal Agent Considerations

The Company's games are played on various social and mobile third-party platforms for which such third parties collect monies from players and remit net proceeds after deducting payment processing fees. The Company is primarily responsible for providing access to the virtual currency, has control over the content and functionality of games before they are accessed by players, and has the discretion to establish the pricing for the virtual currency. Therefore, the Company concluded that it is the principal and as a result, revenues are reported gross of payment processing fees. Payment processing fees are recorded as a component of "Cost of revenue" in the accompanying Consolidated Statements of Operations. The Company reports its advertising revenue net of amounts retained by advertising service providers.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its consolidated financial statements or tax returns. Under ASC 740, the Company determines deferred tax assets and liabilities based on the temporary difference between the consolidated financial statements and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which it expects the differences to be recovered or settled. The Company establishes valuation allowances when necessary, based on the weight of the available positive and negative evidence, to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, which requires companies to adjust their consolidated financial statements to reflect only those tax positions that are more likely than not to be sustained upon examination by taxing authorities based on the technical merits of the issue. ASC 740 prescribes a comprehensive model for the consolidated financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

We have elected to account for the impact of the global intangible low-taxed income (GILTI) inclusion and base erosion anti-avoidance tax (BEAT) based on the period cost method.

Recent Accounting Pronouncements

See Note 2—*Summary of Significant Accounting Policies* to our consolidated financial statements for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk, investment risk, and foreign currency risk as follows:

Interest Rate Risk

Our exposures to market risk for changes in interest rates relate primarily to our Credit Agreement. The Credit Agreement is a floating rate facility. Therefore, fluctuations in interest rates will impact the amount of interest expense we incur and have to pay. We did not have any borrowings outstanding under our Credit Agreement at December 31, 2024 and December 31, 2023, respectively.

We do not purchase or hold any derivative financial instruments for trading purposes.

Investment Risk

We had cash and cash equivalents totaling $109.2 million and $132.9 million as of December 31, 2024 and December 31, 2023, respectively. Our investment policy and strategy primarily attempt to preserve capital and meet liquidity requirements without significantly increasing risk. Our cash and cash equivalents primarily consist of cash on hand and money market mutual funds. We have not entered into investments for trading or speculative purposes. Changes in rates would primarily impact interest income due to the relatively short-term nature of our investments. A hypothetical 100 basis point change in interest rates would have increased or decreased our interest income for a twelve-month period by an immaterial amount.

Foreign Currency Risk

Our functional currency is the U.S. Dollar and our revenues and expenses are primarily denominated in U.S. Dollars. Our indirect foreign currency transaction exposure results mainly from the sale of our virtual currency to players outside of the U.S. While players outside of the U.S. make purchases in currencies other than the U.S. Dollar, we are paid by platform providers and record revenue in U.S. Dollars pursuant to the terms of the relevant contracts. While we have the ability to change the foreign currency pricing of our virtual currency, sudden and significant changes in the exchange rates of the Canadian and Australian Dollars and Pound Sterling to the U.S. Dollar could have a material impact on our results of operations.

However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses, as well as leases and certain other operating expenses, are denominated in New Israeli Shekels, or NIS. We also have foreign currency risks related to our operating expenses denominated in currencies other than the U.S. Dollar, including the Hong Kong Dollar, Euro, Serbian Dinar, Vietnamese Dong, Singaporean Dollar, Mexican Peso, and Chilean

Peso. Accordingly, changes in exchange rates in the future may negatively affect our future operating results as expressed in U.S. Dollars.

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

As of December 31, 2024, we entered into derivative contracts to purchase certain foreign currencies, including the NIS, at future dates. The notional value of amounts hedged was approximately $2.5 million, and all contracts are expected to mature during the upcoming 12 months.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm (PCAOB ID 34)	72
Consolidated Balance Sheets	73
Consolidated Statements of Operations	74
Consolidated Statements of Comprehensive Loss	75
Consolidated Statements of Stockholders' Equity	76
Consolidated Statements of Cash Flows	77
Notes to Consolidated Financial Statements	79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of PLAYSTUDIOS, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PLAYSTUDIOS, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

March 14, 2025

We have served as the Company's auditor since 2018.

PLAYSTUDIOS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value amounts)

		December 31,		
		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	109,179	$	132,889
Receivables, net		30,767		30,465
Prepaid expenses and other current assets		7,156		11,529
Total current assets		147,102		174,883
Property and equipment, net		16,118		17,549
Operating lease right-of-use assets		9,703		9,369
Intangibles assets and internal-use software, net		90,996		110,933
Goodwill		52,222		47,133
Deferred income taxes		3,399		2,764
Other long-term assets		3,415		3,690
Total non-current assets		175,853		191,438
Total assets	$	322,955	$	366,321
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable		1,518		1,907
Operating lease liabilities, current		3,405		4,236
Accrued and other current liabilities		44,495		39,882
Total current liabilities		49,418		46,025
Minimum guarantee liability		18,000		24,000
Contingent consideration		3,340		—
Deferred income taxes		381		1,198
Operating lease liabilities, non-current		6,659		5,699
Other long-term liabilities		442		1,048
Total non-current liabilities		28,822		31,945
Total liabilities	$	78,240	$	77,970
Commitments and contingencies (Note 17)				
Stockholders' equity:				
Preferred stock, $0.0001 par value (100,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023)		—		—
Class A common stock, $0.0001 par value (2,000,000 shares authorized, 127,734 and 122,923 shares issued, and 108,287 and 118,200 shares outstanding as of December 31, 2024 and December 31, 2023, respectively)		11		12
Class B common stock, $0.0001 par value (25,000 shares authorized, 16,457 and 16,457 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively).		2		2
Additional paid-in capital		327,951		310,944
Accumulated deficit		(31,324)		(2,637)
Accumulated other comprehensive (loss) income		(632)		124
Treasury stock, at cost, 19,450 and 4,723 shares at December 31, 2024 and December 31, 2023, respectively		(51,293)		(20,094)
Total stockholders' equity		244,715		288,351
Total liabilities and stockholders' equity	$	322,955	$	366,321

The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,	
	2024	2023
Net revenue	$ 289,429	$ 310,886
Operating expenses:		
Cost of revenue[1]	72,716	77,800
Selling and marketing	64,623	74,360
Research and development	67,683	70,298
General and administrative	46,121	45,072
Depreciation and amortization	45,440	45,259
Restructuring and related	25,710	8,584
Total operating costs and expenses	322,293	321,373
Loss from operations	(32,864)	(10,487)
Other income (expense), net:		
Change in fair value of warrant liabilities	856	2,596
Interest income, net	4,902	4,858
Other (expense) income, net	(182)	513
Total other income, net	5,576	7,967
Loss before income taxes	(27,288)	(2,520)
Income tax expense	(1,399)	(16,873)
Net loss	$ (28,687)	$ (19,393)
Net loss attributable to common stockholders per share:		
Basic	$ (0.22)	$ (0.15)
Diluted	$ (0.22)	$ (0.15)
Weighted average shares of common stock outstanding:		
Basic	129,438	132,978
Diluted	129,438	132,978

(1) Amounts exclude depreciation and amortization.

The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended December 31,	
	2024	**2023**
Net loss	$ (28,687)	$ (19,393)
Other comprehensive (loss) income:		
Change in foreign currency translation adjustment[1]	(432)	(11)
Unrealized (loss) gain from derivative financial instruments[1]	(760)	757
Reclassification of loss (gain) from settlement of derivative financial instruments included in net loss[1]	436	(471)
Total other comprehensive (loss) income	(756)	275
Comprehensive loss	$ (29,443)	$ (19,118)

(1) These amounts are presented gross of the effect of income taxes. The total change and the corresponding effect of income taxes are immaterial.

The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2022	115,635	$ 11	16,457	$ 2	$ 290,337	$ (151)	$ 16,756	$ (4,642)	$ 302,313
Net loss	—	—	—	—	—	—	(19,393)	—	(19,393)
Exercise of stock options	3,672	1	—	—	3,125	—	—	—	3,126
Restricted stock vesting, net of shares withheld	2,450	—	—	—	(3,040)	—	—	—	(3,040)
Stock-based compensation	—	—	—	—	20,522	—	—	—	20,522
Repurchase of common stock	(3,557)	—	—	—	—	—	—	(15,452)	(15,452)
Other comprehensive income	—	—	—	—	—	275	—	—	275
Balance as of December 31, 2023	118,200	$ 12	16,457	$ 2	$ 310,944	$ 124	$ (2,637)	$ (20,094)	$ 288,351

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2023	118,200	$ 12	16,457	$ 2	$ 310,944	$ 124	$ (2,637)	$ (20,094)	$ 288,351
Net loss	—	—	—	—	—	—	(28,687)	—	(28,687)
Exercise of stock options	287	—	—	—	287	—	—	—	287
Restricted stock vesting, net of shares withheld	4,527	—	—	—	(2,701)	—	—	—	(2,701)
Stock-based compensation	—	—	—	—	19,421	—	—	—	19,421
Repurchase of common stock	(14,727)	(1)	—	—	—	—	—	(31,199)	(31,200)
Other comprehensive loss	—	—	—	—	—	(756)	—	—	(756)
Balance as of December 31, 2024	108,287	$ 11	16,457	$ 2	$ 327,951	$ (632)	$ (31,324)	$ (51,293)	$ 244,715

The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (28,687)	$ (19,393)
Adjustments:		
Depreciation and amortization	45,440	45,259
Amortization of loan costs	164	151
Stock-based compensation expense	18,113	18,722
Change in fair value of warrant liabilities	(856)	(2,596)
Change in fair value of contingent consideration	85	(950)
Asset impairments and write-downs	9,228	2,219
Deferred income tax expense (benefit)	(1,593)	12,217
Other	980	570
Changes in operating assets and liabilities		
Receivables, net	3,687	(4,930)
Prepaid expenses and other current assets	1,269	(1,461)
Income tax receivable	1,283	(744)
Accounts payable & accrued liabilities	651	1,427
Other	(4,024)	1,233
Net cash provided by operating activities	45,740	51,724
Cash flows from investing activities:		
Payment for business combination	(3,400)	—
Purchase of property and equipment	(3,980)	(6,335)
Additions to internal-use software	(18,624)	(21,742)
Purchase of intangible assets	—	(4,393)
Other	(290)	164
Net cash used in investing activities	(26,294)	(32,306)
Cash flows from financing activities:		
Proceeds from stock option exercises	287	3,125
Repurchases of treasury stock	(31,200)	(15,452)
Payments for minimum guarantee obligations	(8,295)	(4,817)
Payments for tax withholding of stock-based compensation	(2,705)	(3,040)
Net cash used in financing activities	(41,913)	(20,184)
Foreign currency translation	(638)	(345)
Net change in cash, cash equivalents, and restricted cash	(23,105)	(1,111)
Cash and cash equivalents at beginning of period	132,889	134,000
Cash, cash equivalents, and restricted cash at end of period	$ 109,784	$ 132,889
Supplemental cash flow disclosures:		
Interest paid	$ 165	$ 189
Income taxes paid, net of (refunds)	$ 1,638	$ 6,111

		Years Ended December 31,		
		2024		2023
Non-cash investing and financing activities:				
Capitalization of stock-based compensation	$	1,308	$	1,800
Additions to intangible assets related to licensing agreements		7,943		46,579
Lease modifications		2,769		1,643
Right-of-use assets acquired under operating leases		1,007		—
Contingent and deferred consideration related to business combination		3,355		—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION

Organization and Description of Business

PLAYSTUDIOS, Inc. (the "Company" or "PLAYSTUDIOS") is a Delaware corporation that was initially incorporated as a Cayman Islands exempted company and subsequently domesticated into a Delaware corporation.

The Company develops and operates online and mobile social gaming applications ("games" or "game"), many of which incorporate a unique loyalty program offering "real world" rewards provided by a collection of rewards partners. The Company's games are free-to-play and available via the Apple App Store, Google Play Store, Amazon Appstore, and Facebook (collectively, "platforms" or "platform operators"). The Company creates games based on its own original content as well as third-party licensed brands. The Company generates revenue through the in-game sale of virtual currency and through advertising. We have two reportable segments as discussed in Note 3—*Segment Reporting*.

Unless the context indicates otherwise, all references herein to "PLAYSTUDIOS," the "Company," "we," "us," and "our" are used to refer collectively to PLAYSTUDIOS, Inc. and its subsidiaries.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of PLAYSTUDIOS, Inc. and its consolidated subsidiaries. In the opinion of management, all adjustments considered necessary for a fair presentation have been recorded within the accompanying financial statements, and all intercompany balances and transactions have been eliminated upon consolidation. Certain reclassifications in these consolidated financial statements have been made to comply with U.S. GAAP applicable to public companies and SEC Regulation S-X.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Significant estimates and assumptions reflected in the Company's consolidated financial statements include the estimated consumption rate of virtual currency that is used in the determination of revenue recognition, useful lives of property and equipment and definite-lived intangible assets, the expensing and capitalization of research and development costs for internal-use software, assumptions used in accounting for income taxes, stock-based compensation, the valuation of contingent consideration, and the evaluation of goodwill and long-lived assets for impairment. The Company believes the accounting estimates are appropriate and reasonably determined. Due to the inherent uncertainties in making these estimates, actual amounts could differ materially.

Emerging Growth Company

At December 31, 2024, the Company qualified as an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and the Company has taken and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has opted to take advantage of such extended transition period available to emerging growth companies which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company can adopt the new or revised standard at the time private companies adopt the new or revised standard. As a result of the

Company's qualification as an emerging growth company, the Company does not expect to adopt any accounting pronouncements currently deferred based on private company standards. The Company expects to no longer qualify as an emerging growth company on December 31, 2024, the end of the fiscal year following the fifth year of the Company's initial public offering.

Smaller Reporting Company

As of December 31, 2024, the Company qualified as a Smaller Reporting Company ("SRC") as defined under Rule 12b-2 of the Securities Exchange Act of 1934. As an SRC, we are eligible for and have elected to provide scaled disclosure accommodations in this Annual Report on Form 10-K. These accommodations allow us to provide reduced executive compensation disclosures, fewer years of audited financial statements, and less extensive narrative disclosures compared to larger reporting companies. The Company will reevaluate its eligibility to qualify as an SRC at the end of its second quarter of 2025, and otherwise as required.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with an original maturity of three months or less from the date of purchase and are stated at the lower of cost or market value.

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and receivables, net. The Company maintains cash and cash equivalent balances at several banks. Cash accounts located in the U.S. are insured by the Federal Deposit Insurance Corporation (FDIC). Although balances may exceed amounts insured by the FDIC, the Company believes that it is not exposed to any significant credit risk related to its cash or cash equivalents and has not experienced any losses in such accounts.

Restricted Cash

The Company has restricted cash of $1.2 million and zero as of December 31, 2024 and December 31, 2023. The cash is classified within "Other long-term assets." Such amounts plus "Cash and cash equivalents" on the Consolidated Balance Sheets equal "Cash, cash equivalents, and restricted cash" on the Consolidated Statements of Cash Flows as of December 31, 2024 and December 31, 2023.

Receivables and Allowance for Uncollectible Amounts

The Company's receivables consist primarily of amounts due from social and mobile game platform operators, including Apple, Google, Facebook, and Amazon, and direct-to-consumer payment processors, including Xsolla. Accounts receivable are typically non-interest bearing and are initially recorded at cost. The Company regularly reviews accounts receivable, considers current economic conditions and the financial positions of the Company's platform operators. Accounts are written off when the Company deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. The Company reserves an estimated amount for receivables that may not be collected to reduce receivables to their net carrying amount, which approximates fair value. Methodologies for estimating the allowance for uncollectible amounts range from specific reserves to various percentages applied to aged receivables. Historical collection rates are considered in determining reserves.

The following table summarizes the major receivables of the Company as a percentage of the total receivables, net as of the dates indicated:

	December 31, 2024	December 31, 2023
Apple, Inc.	46.6 %	45.6 %
Google, LLC	19.1 %	20.8 %

As of December 31, 2024 and December 31, 2023, the Company did not have any additional counterparties that exceeded 10% of the Company's accounts receivable.

Property and Equipment, net

The Company states property and equipment at cost net of accumulated depreciation. The Company capitalizes the costs of improvements that extend the life of the asset, while costs of repairs and maintenance are charged to expense as incurred. Gains or losses on the disposition of property and equipment are included in the determination of income.

Computer equipment, furniture, and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the related lease term.

	Estimated Useful Life
Land improvements	5 years
Building	39 years
Building improvements	15 years
Computer equipment	3 years
Leasehold improvements	Lesser of 10 years or remaining lease term
Purchased software	3 years
Furniture and fixtures	3 - 7 years

Property and equipment are reviewed for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. If the Company reduces the estimated useful life assumption for any asset, the remaining unamortized balance would be amortized or depreciated over the revised estimated useful life.

Business Combinations

The Company applies the provisions of ASC 805, *Business Combination* and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill

In accordance with ASC 350 *Intangibles—Goodwill and Other*, goodwill is recorded as the excess of the purchase price over acquisition-date fair value of identifiable tangible and intangible assets and liabilities. Goodwill is tested for impairment annually as of October 1st of each year, or when a triggering event occurs. If a triggering event occurs, qualitative factors are first assessed to determine whether a quantitative impairment test is required. If a quantitative test is required, the fair value of the asset is compared to the asset's carrying amount. Any impairment would be recognized for the difference between the fair value and the carrying amount limited to the carrying amount of goodwill. Impairment testing for goodwill is performed at the reporting unit level.

Intangible Assets

Intangible assets are classified into one of the two categories: (1) intangible assets with definite lives subject to amortization and (2) intangible assets with indefinite lives not subject to amortization.

For definite-lived intangible assets, amortization is recorded using the straight-line method, which materially approximates the pattern of the assets' use. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows.

The estimated useful lives of the Company's intangible assets are as follows:

	Estimated Useful Life
Licenses	2 - 6 years
Trade names	5 - 10 years
Acquired technology	5 years
Customer relationships	5 years
Patents and trademarks	10 - 20 years

When factors indicate that a definite-lived intangible asset should be evaluated for possible impairment, the Company reviews intangible assets to assess recoverability from future operations using undiscounted cash flows. If future undiscounted cash flows are less than the carrying value, an impairment is recognized in earnings to the extent that the carrying value exceeds fair value.

For indefinite-lived intangible assets, the Company conducts impairment tests annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of an indefinite-lived asset is less than its carrying value, or when circumstances no longer continue to support an indefinite useful life. If a triggering event occurs, qualitative factors are first assessed to determine whether a quantitative impairment test is required. If a quantitative test is required, the fair value of the intangible is compared to the asset's carrying amount. Any impairment would be recognized for the difference between the fair value and the carrying amount. The Company performs its annual impairment testing as of October 1 of each year.

Internal-Use Software

The Company recognizes internal-use software development costs in accordance with ASC 350-40, *Internal-Use Software*. Capitalized costs include consulting fees, payroll and payroll-related costs, and stock-based compensation for employees who devote time to the Company's internal-use software projects. Capitalization begins when the preliminary project stage is complete and the Company commits resources to the software project and continues during the application development stage. Capitalization ceases when the software has been tested and is ready for its intended use. Qualified costs incurred during the post-implementation/post-operation stage of the Company's software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality. Costs that cannot be separated between maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. Capitalized internal-use software development costs are amortized on a straight-line basis over a three-year estimated useful life. The Company believes that a straight-line basis for amortization best represents the pattern through which the Company derives value from internal-use software. The Company evaluates the useful lives of these assets and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

License Agreements & Minimum Guarantees

The Company enters into long-term license agreements with third parties in which it is obligated to pay a minimum guaranteed amount of royalties, typically annually over the life of the contract. The Company accounts for the minimum guaranteed obligations within "Accrued liabilities" and "Minimum guarantee liability" at the onset of the license arrangement and records a corresponding licensed asset within "Intangibles, net" in the accompanying Consolidated Balance Sheets. The licensed intangible assets related to the minimum guaranteed obligations are amortized over the term of the license agreement with the amortization expense recorded in "Depreciation and amortization" in the accompanying Consolidated Statements of Operations. The Company classifies minimum royalty payment obligations as current liabilities to the extent they are contractually due within the next 12 months. The long-term portion of the liability related to the minimum guaranteed obligations is reduced as royalty payments are made as required under the license agreement. The Company assesses the recoverability of license agreements whenever events arise or circumstances change that indicate the carrying value of the licensed asset may not be recoverable. Recoverability of the licensed asset and the amount of impairment, if any, are determined using the Company's policy for intangible assets with finite useful lives.

Warrant Liabilities

The Company evaluates all of its financial instruments, including issued warrants, to determine if such instruments are liability classified, pursuant to ASC 480, *Distinguishing Liabilities from Equity* or derivatives or contain features that qualify as embedded derivatives pursuant to ASC 815, *Derivatives and Hedging*. The classification of instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate fair value because of their short-term maturities.

According to ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three tiers, which prioritize the inputs used in measuring fair value as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Entities are permitted to choose to measure certain financial instruments and other items at fair value. The Company has not elected the fair value measurement option for any of the Company's assets or liabilities that meet the criteria for this election.

Contingent Consideration

In circumstances where an acquisition involves a contingent consideration arrangement that meets the definition of a liability under ASC 480, *Distinguishing Liabilities from Equity*, the Company recognizes a liability equal to the fair value of the contingent payments the Company expects to make as of the acquisition date. The Company remeasures this liability each reporting period and records changes in the fair value through the Consolidated Statements of Operations.

Leases

The Company is the lessee primarily under non-cancelable office real estate and data center leases. The Company accounts for its leases under ASC 842, *Leases*). Operating lease right-of-use ("ROU") assets and liabilities are recognized at the commencement date and initially measured based on the present value of lease payments and lease incentives received over the defined lease term. The Company's lease terms may include options to extend or terminate the lease. The Company assesses these options using a threshold of whether the Company is reasonably certain to exercise the option to extend or terminate the lease. For leases the Company is reasonably certain to renew, those option periods are included within the lease term and, therefore, the measurement of the right-of-use asset and lease liability. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's real estate lease agreements do not contain any material residual value guarantees, restrictions or covenants. The Company's lease agreements with lease and non-lease components are accounted for separately.

As most of the Company's leases do not provide an implicit rate, the incremental borrowing rate is estimated based upon the capital structure of the Company and upon the other information available at the lease commencement date in determining the present value of lease payments. The implicit rate will be used when readily determinable. The operating lease ROU assets also include any prepaid lease payments made and are net of lease incentives. The Company does not record an asset or liability for operating leases with a term of 12 months or less.

Revenue Recognition

The Company determines revenue recognition in accordance with ASC 606, *Revenues from Contracts with Customers*, by:

- identifying the contract, or contracts, with a customer;

- identifying the performance obligations in each contract;

- determining the transaction price;

- allocating the transaction price to the performance obligations in each contract; and

- recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

Virtual Currency

The Company develops and operates free-to-play games which are downloaded and played on social and mobile platforms. Players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. Additionally, players can send free "gifts" of virtual currency to their friends through interactions with certain social platforms. Players may also purchase additional virtual currency through accepted payment methods offered by the respective platform. Once a purchase is completed, the virtual currency is deposited into the player's account and are not separately identifiable from previously purchased virtual currency or virtual currency obtained by the player for free. Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay. When virtual currency is consumed in our games, the player could "win" and would be awarded additional virtual currency or could "lose" and lose the future use of that virtual currency. As the player does not receive any additional benefit from our games, nor is the player entitled to any additional rights once the player's virtual currency is substantially consumed, the Company has concluded that the virtual currency represents consumable goods.

Players can earn loyalty points through a variety of activities, including but not limited to playing the Company's games, engaging with in-game advertising, engaging with marketing emails, and logging into the game. The loyalty points can be redeemed for rewards offered by the Company's rewards partners. There is no obligation for the Company to pay or otherwise compensate the Company's rewards partners for any player redemptions under the Company's rewards partner agreements. In addition, both paying and non-paying players can earn loyalty points. Therefore, the loyalty points earned by players are marketing offers and do not provide players with material rights. Accordingly, the earned loyalty points do not require any allocation to the transaction price of virtual currency. Loyalty points or other virtual currencies may be included in certain bundled purchases through certain platforms. Loyalty points or other virtual currencies are not available to be purchased separately and there is no stand alone selling price. If loyalty points or other forms of virtual currencies are included in bundled purchases, the Company will allocate a portion of the transaction price to each of the virtual currencies using the residual approach.

Additionally, certain of the Company's games participate in an additional program which ranks players into different tiers based on tier points earned during a given time frame. Tier points can be earned through a variety of player engagement activities, including but not limited to logging into our games, achieving multi-day log-in streaks, collecting hourly bonuses, and purchasing virtual currency bundles. Depending on the tier, players are granted access to special benefits at the Company's discretion. Similar to loyalty points that are redeemable for real-world rewards, the tier points are not awarded as a result of a contract with a customer since both paying and non-paying players can earn these tier points. As a result, the tier points earned by players do not provide players with material rights and do not require any allocation to the transaction price of virtual currency.

The Company has the performance obligation to display and provide access to the virtual currency purchased by the Company's player within the game whenever the player accesses the game until the virtual currency is consumed. Payment is required at the time of purchase and the transaction price is fixed. The transaction price, which is the amount paid for the virtual currency by the player, is allocated entirely to this single performance obligation.

As virtual currency represents consumable goods, the Company recognizes revenue as the virtual currency is consumed over the estimated consumption period. Since the Company is unable to distinguish between the consumption of purchased or free virtual currency, the Company must estimate the amount of outstanding purchased virtual currency at each reporting date based on player behavior. The Company has determined through a review of player behavior that players who purchase virtual currency generally are not purchasing additional virtual currency if their existing virtual currency balances have not been substantially consumed. As the Company can track the duration between purchases of virtual currency for individual players, the Company is able to reliably estimate the period over which virtual currency is consumed. Based upon an analysis of players' historical play behavior, the timing difference between when virtual currency is purchased by a player and when such virtual currency is consumed in gameplay is relatively short, currently one to seven days with an average consumption period of approximately one day. The Company recognizes revenue from in-game purchases of virtual currency over this estimated average period between when the virtual currency is purchased and consumed. If applicable, the Company records the unconsumed virtual currency in "Deferred revenue" and records the prepaid payment processing fees associated with this deferred revenue in "Prepaid expenses".

The Company continues to gather detailed player behavior and assess this data in relation to its revenue recognition policy. To the extent the player behavior changes, the Company reassesses its estimates and assumptions used for revenue recognition prospectively on the basis that such changes are caused by new factors indicating a change in player behavior patterns.

Advertising Revenue

The Company has contractual relationships with various advertising service providers for advertisements within the Company's games. Advertisements can be in the form of an impression, click-throughs, banner ads, or offers. Offers are advertisements where the players are rewarded with virtual currency for watching a short video. The Company has determined the advertising service provider to be its customer and displaying the advertisements within its games is identified as the single performance obligation. Revenue from advertisements and offers are recognized at a point in time when the advertisements are displayed, or when the player has completed the offer as the advertising service provider simultaneously receives and consumes the benefits provided from these services. The price can be determined by the applicable evidence of the arrangement, which may include a master contract or a third-party statement of activity.

The transaction price is generally the product of the advertising units delivered (e.g. impressions, videos viewed) and the contractually agreed upon price per advertising unit. Further, the price per advertising unit can also be based on revenue share percentages stated in the contract. The number of advertising units delivered is determined at the end of each month so there is no uncertainty about the transaction price. Payment terms are stipulated as a specific number of days subsequent to end of the month, ranging from 45 to 60 days.

Principal Agent Considerations

The Company's games are played on various social and mobile third-party platforms for which such third parties collect monies from players and remit net proceeds after deducting payment processing fees. The Company is primarily responsible for providing access to the virtual currency, has control over the content and functionality of games before they are accessed by players, and has the discretion to establish the pricing for the virtual currency. Therefore, the Company concluded that it is the principal and as a result, revenues are reported gross of payment processing fees. Payment processing fees are recorded as a component of "Cost of revenue" in the accompanying Consolidated Statements of Operations. The Company reports its advertising revenue net of amounts retained by advertising service providers.

Cost of Revenue

Cost of revenue relates to direct expenses incurred to generate revenue from online and mobile games and are recorded as incurred. The Company's cost of revenue consists primarily of payment processing fees, hosting and data center costs related to operating its games, and royalties for licensed games. Payment processing fees consist of fees paid to third-party social and mobile platform operators. If applicable, other than the deferral of payment processing fees associated with deferred revenues, payment processing fees are expensed as incurred.

Research and Development

The Company incurs various direct costs in relation to the development of future social and mobile games along with costs to improve current social and mobile games. Research and development costs consist primarily of payroll and related personnel costs, stock-based compensation, and third party development fees. The Company evaluates research and development costs incurred to determine whether the costs relate to the development of software and are, therefore, qualified to be capitalized under ASC 350-40, *Internal-Use Software*. All other research and development costs are expensed as incurred.

Advertising

Advertising expenses for our games was $47.0 million and $60.7 million for the years ended December 31, 2024 and 2023, respectively. Advertising expenses are included in "Selling and marketing" expenses in the Consolidated Statements of Operations.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards at fair value on the date of grant and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

Restricted stock units (RSUs) are typically granted using a three or four year vesting schedule, either vesting pro rata annually or a cliff vest over the requisite service period, subject to continued employment. Except as provided in an award or severance agreement between the Company and the employee, if an employee is terminated (voluntarily or involuntarily), any unvested awards as of the date of termination will be forfeited. In addition, if there is a change in control and qualifying termination of employment (as described in the Company's Severance and Change in Control Plan), certain awards will automatically vest. RSUs settle for outstanding shares of the Company's Class A common stock upon vesting, net of shares withheld for taxes.

Performance stock units (PSUs) are typically granted using a one year vesting schedule. Vesting of the PSUs are based on the Company's achievement of certain financial performance targets, and the actual number of shares issuable under such awards upon vesting will range from 0% to 100% of the number of PSUs granted, based on the Company's actual financial performance relative to such targets. Except as provided in an award or severance agreement between the Company and the employee, if an employee is terminated (voluntarily or involuntarily), any unvested awards as of the date of termination will be forfeited. In addition, if there is a change in control and qualifying termination of employment (as described in the Company's Severance and Change in Control Plan), certain awards will automatically vest. PSUs settle for outstanding shares of the Company's Class A common stock upon vesting, net of shares withheld for taxes.

Foreign Currency Derivative Contracts

The Company uses foreign currency derivative contracts to reduce our exposure to fluctuating exchange rates between the United States dollar (as our functional currency) and certain expense lines denominated in New Israeli Shekels ("NIS"). Our derivative contracts are designated as cash flow hedges under ASC 815. We monitor the effectiveness of our hedges on a quarterly basis, both qualitatively and quantitatively, and expect these hedges to remain highly effective at offsetting fluctuations in exchange rates through their respective maturity dates. See Note 18—*Stockholders' Equity* for additional discussion.

The fair value of derivative financial instruments is recognized as an asset or liability at each balance sheet date, with changes in fair value recorded in other comprehensive income on the Consolidated Statements of Comprehensive Income (Loss) until the future underlying transactions occur. The fair value approximates the amount we would pay or receive if these contracts were settled at the respective valuation dates. The inputs used to measure the fair value of our foreign currency derivative contracts are categorized as Level 2 in the fair value hierarchy as established by ASC 820. As of December 31, 2024, the fair value of these foreign currency derivatives contracts were immaterial. Cash flows from derivatives, which are designated as accounting hedges, are presented consistently with the cash flow classification of the related hedged items.

Foreign Currency Translation and Transactions

The functional currency of each of the Company's wholly owned foreign subsidiaries is the applicable local currency. The translation of foreign currencies into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the consolidated balance sheet date and for revenue and expense accounts using average foreign currency exchange rates during the year. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive income. Adjustments that arise from foreign currency exchange rate changes on transactions, primarily driven by intercompany transactions, denominated in a currency other than the functional currency are included in "Other (expense) income, net" in the Consolidated Statements of Operations.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its consolidated financial statements or tax returns. Under ASC 740, the Company determines deferred tax assets and liabilities based on the temporary difference between the consolidated financial statements and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which it expects the differences to be recovered or settled. The Company establishes valuation allowances when necessary, based on the weight of the available positive and negative evidence, to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, which requires companies to adjust their consolidated financial statements to reflect only those tax positions that are more likely than not to be sustained upon examination by taxing authorities based on the technical merits of the issue. ASC 740 prescribes a comprehensive model for the consolidated financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

The Company has elected to account for the impact of the global intangible low-taxed income (GILTI) inclusion and base erosion anti-avoidance tax (BEAT) based on the period cost method.

Net Loss Per Share

Net loss per share ("EPS") is calculated using the two-class method required for participating securities and multiple classes of common stock. Basic loss per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Net loss available to common stockholders represents net loss attributable to common stockholders reduced by the allocation of earnings to participating securities. Diluted loss per share adjusts basic loss per share for the potentially dilutive impact of stock options, warrants, restricted stock units, performance share units, and contingently issuable earnout shares. The dilutive effect of stock options, warrants, restricted stock, and contingently issuable earnout shares is computed using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280)*: Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the new accounting standard for the year ended December 31, 2024. The adoption of this guidance did not have an effect on the Company's financial position, results of operations, or cash flows. See Note 3—*Segment Reporting* for additional disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. ASU 2023-09 requires that public business entities expand their annual disclosures related to rate reconciliation and income taxes paid, and provide a disaggregated presentation between domestic and foreign income or loss from continuing operations before income tax expense and income tax expense or benefit from continuing operations. This guidance is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)*. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses, which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company is assessing the guidance, noting the adoption impacts disclosure only.

NOTE 3—SEGMENT REPORTING

The Company reports operating results based on two reportable segments: playGAMES and playAWARDS. The Company has aggregated certain operating segments into these reportable segments based on similarities in economic characteristics, customer base, service offerings, and regulatory environments. Each of the Company's games are aggregated into the playGAMES reportable segment, while the operations of its loyalty program makes up the playAWARDS reportable segment based on engagement in business activities, availability of discrete financial information, and the review of operating results by the Chief Operating Decision Maker ("CODM"). The CODM is the Company's Chairman and Chief Executive Officer. Management believes that the operating segments within each reportable segment share similar revenue models, operational risks, and long-term profitability trends. The Company's reportable segments are as follows:

playGAMES: This segment is a leading developer and publisher of digital games on mobile and web platforms. It operates primarily in the social gaming market, which is characterized by gameplay online or on mobile devices, that is social, competitive, and self-directed in pace and session length. playGAMES also operate in the casual space. playGAMES generates a substantial portion of our revenue from in-app purchases in the form of virtual currencies, which players can use to play social casino games. Players who install our social casino games typically receive free virtual currency upon the initial launch of the game and additional virtual currencies at specific time intervals. Players may exhaust the virtual currencies that they receive for free and may choose to purchase additional virtual currencies in order to extend their time of game play. Once obtained, virtual currencies (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play within our games. playGAMES generate additional revenue in the casual space from the receipt of advertising revenue. Players who install our casual games receive free, unlimited gameplay that requires viewing of periodic in-game advertisements.

playAWARDS: This segment consists of all of our loyalty program globally in which we are developing an end-to-end loyalty solutions to enrich, motivate and retain customers, including program design, points management and administration, and broad-based fulfillment and redemption across multiple channels. Loyalty points may be included in certain bundled purchases through certain platforms. Loyalty points are not available to be purchased separately and there is no stand alone selling price. If loyalty points are included in bundled purchases, the Company will allocate a portion of the transaction price to loyalty points using the residual approach.

The CODM evaluates the performance of each operating segment using revenue and segment Adjusted EBITDA. Expenses include indirect costs that are allocated to operating segments based on a reasonable allocation methodology, which are generally related to sales and marketing activities and general and administrative overhead. Revenue and expenses exclude transactions between the Company's operating segments. The CODM does not evaluate operating segments using asset information.

Adjusted EBITDA ("AEBITDA") is the Company's reportable segment GAAP measure, which management utilizes as the primary profit measure for its reportable segments and underlying operating segments. AEBITDA is a measure defined as net income (loss) before interest, income taxes, depreciation and amortization, restructuring and related costs (consisting primarily of severance and other restructuring related costs), stock-based compensation expense, and other income and expense items (including special infrequent items, foreign currency gains and losses, and other non-cash items). Expenses include indirect costs that are allocated to operating segments based on a reasonable allocation methodology, which are generally related to sales and marketing activities, general and administrative overhead, and costs associated with administering the playAWARDS myVIP program in the playGAMES applications. Revenue excludes transactions between the Company's operating segments. Certain expenses incurred by playAWARDS have been allocated to playGAMES at cost.

The following tables present the Company's segment information:

	Year Ended December 31, 2024		
	playGAMES	playAWARDS	Total
Net revenue			
Virtual currency	$ 228,877	$ 54	$ 228,931
Advertising	60,197	—	60,197
Other	293	8	301
	289,367	62	289,429
Segment expenses			
Cost of sales	72,710	6	72,716
Payroll & related	49,994	10,035	60,029
User acquisition	46,969	—	46,969
Other[1]	34,620	3,731	38,351
	204,293	13,772	218,065
Reportable segment AEBITDA	85,074	(13,710)	71,364
Other operating expense			
Corporate and other			14,815
Restructuring expenses			25,710
Other reconciling items			150
Stock based compensation		$	18,113
Depreciation and amortization			45,440
			104,228
Non-operating income (expense)			
Change in fair value of warrant liabilities			856
Interest income (expense), net			4,902
Other (expense) income, net		$	(182)
			5,576
Income (loss) before income taxes			(27,288)
Income tax expense		$	(1,399)
Net income (loss)		$	(28,687)

| | Year Ended December 31, 2023 | | |
	playGAMES	playAWARDS	Total
Net revenue			
Virtual currency	$ 247,929	$ —	$ 247,929
Advertising	58,236	—	58,236
Other	549	4,172	4,721
	306,714	4,172	310,886
Segment expenses			
Cost of sales	77,800	—	77,800
Payroll & related	47,787	11,133	58,920
User acquisition	60,693	—	60,693
Other[1]	31,758	3,418	35,176
	218,038	14,551	232,589
Reportable segment AEBITDA	88,676	(10,379)	78,297
Other operating expense			
Corporate and other			16,005
Restructuring expenses			8,584
Other reconciling items			214
Stock based compensation		$	18,722
Depreciation and amortization			45,259
			88,784
Non-operating income (expense)			
Change in fair value of warrant liabilities			2,596
Interest income (expense), net			4,858
Other (expense) income, net		$	513
			7,967
Income (loss) before income taxes			(2,520)
Income tax expense		$	(16,873)
Net income (loss)		$	(19,393)

---

(1) Consists of legal, rent, information technology, outside services, marketing, and other general and administrative expenses.

Reorganization

On October 29, 2024, the Company initiated an internal reorganization plan (the "2024 Reorganization Plan") which is intended to enhance efficiency and reduce operating expenses. The 2024 Reorganization Plan included a reduction of the

Company's total global workforce by approximately 30 percent, which was substantially completed by the end of the 2024 fiscal year. The following table presents the charges for the 2024 Reorganization Plan:

| | Year Ended December 31, 2024 | | | |
	playGAMES	playAWARDS	Corporate and Other	Total
Severance and employee-related costs	$ 3,956	$ 768	979	$ 5,703
Asset impairments	7,388	1,840	223	9,451
Other	568	39	468	1,075
Total	$ 11,912	$ 2,647	$ 1,670	$ 16,229

On February 28, 2023, the Company initiated an internal reorganization plan (the "2023 Reorganization Plan") which is intended to enhance efficiency and reduce operating expenses. The 2023 Reorganization Plan included a reduction of the Company's total global employee headcount by approximately 14 percent, which was substantially completed by the end of the second quarter of the 2023 fiscal year. Charges for the 2023 Reorganization Plan consisted of the following:

| | Year Ended December 31, 2023 | | | |
	playGAMES	playAWARDS	Corporate and Other	Total
Severance and employee-related costs	$ 2,823	$ —	—	$ 2,823
Other	—	—	247	247
Total	$ 2,823	$ —	$ 247	$ 3,070

The following table summarizes the activity related to the liabilities associated with the Company's reorganization plans for the years ended December 31, 2024 and 2023:

	playGAMES	playAWARDS	Corporate and Other	Total
Balance as of December 31, 2022	$ —	$ —	$ —	$ —
Reorganization charges	2,823	—	247	3,070
Non-cash charges	—	—	(223)	(223)
Payments	(2,823)	—	(24)	(2,847)
Balance as of December 31, 2023	—	—	—	—
Reorganization charges	11,912	2,647	1,670	16,229
Non-cash charges	(7,388)	(1,840)	(443)	(9,671)
Payments	(2,317)	(611)	(862)	(3,790)
Balance as of December 31, 2024	$ 2,207	$ 196	$ 365	$ 2,768

NOTE 4—BUSINESS COMBINATIONS

Pixode Games Limited ("Pixode Acquisition")

On July 1, 2024, PLAYSTUDIOS US, LLC, a direct wholly-owned subsidiary of the Company entered into an asset purchase agreement to acquire certain tangible and intangible assets and assumed certain liabilities from Pixode Games Limited ("Pixode"), a mobile casual games publisher. The Company expects this acquisition to further diversify revenues into the casual genre, and with a successful relaunch of the product with the Tetris brand, the acquisition will deepen the Company's portfolio of Tetris products.

The purchase price for the Pixode assets was $3.5 million at closing, and the Company agreed to pay additional consideration, contingent upon the satisfaction of certain product and financial milestones, up to a maximum amount of $113.5 million. Subject to meeting certain financial minimum milestones, the Company will pay the sellers of the Pixode assets a percentage of an adjusted net revenue for a three year period commencing on the re-launch date of the rebranded Pixode assets, payable at the end of each fiscal year.

The Company recorded the excess of the fair value of the consideration transferred in the acquisition over the fair value of net assets acquired as goodwill. The goodwill reflects our expectations of favorable future growth opportunities and anticipated synergies through the scale of our operations. The Company expects that substantially all of the goodwill will be deductible for federal income tax purposes. The following table summarizes the consideration paid for Pixode and the assets acquired as of the acquisition date:

Consideration:		July 1, 2024
Cash consideration	$	3,500
Contingent consideration		3,255
Total consideration transferred	$	6,755
Identifiable assets acquired:		
Developed technology (weighted-average useful life of 5 years)	$	1,650
Property and equipment, net		16
Total identifiable net assets	$	1,666
Goodwill	$	5,089

As of December 31, 2024, the fair value of the contingent consideration was $3.3 million.

NOTE 5—RELATED-PARTY TRANSACTIONS

The following table is a summary of balance sheet assets and liabilities from related parties:

	December 31, 2024		December 31, 2023		Financial Statement Line Item
Marketing Agreement	$	1,000	$	1,000	Intangibles, net

The Company's revenues and expenses recognized from related parties were immaterial during the years ended December 31, 2024 and 2023.

MGM Resorts International ("MGM")

MGM is a stockholder and the President of MGM Resorts Operations also serves on the Company's Board of Directors. MGM owned approximately 16.6 million shares of the Company's outstanding Class A common stock as of each of December 31, 2024 and December 31, 2023.

Marketing Agreement

In April 2011, the Company entered into a joint marketing agreement with MGM (as amended, the "Marketing Agreement") in exchange for assistance with marketing campaigns and the exclusive right to utilize MGM's licensed marks and licensed copyrights for the development of certain of the Company's social casino games. The initial term was for one year from the go-live date of the first such game in July 2012, with an automatic renewal provision for successive two-year terms based on our games meeting certain performance criteria. The Marketing Agreement was recorded as an indefinite-lived intangible asset.

Microsoft Corporation ("Microsoft")

On June 7, 2024, and with the approval of the Company's board of directors, the Company repurchased 11.7 million shares of Class A common stock held by Microsoft at a price of $2.11 per share. The total amount paid by the Company for the repurchase of such shares was $24.6 million and was funded with available cash. The repurchase of shares from Microsoft was supplemental to the Company's previously announced $50.0 million stock repurchase program and did not impact the amount of permitted repurchases thereunder.

NOTE 6—RECEIVABLES, NET

Receivables, net consist of the following:

	December 31, 2024	December 31, 2023
Trade receivables	$ 26,264	$ 29,952
Insurance receivable	3,750	—
Other receivables	770	690
Allowance for uncollectible amounts	(17)	(177)
Total receivables, net	$ 30,767	$ 30,465

Insurance receivable is related to the legal proceedings discussed in Note 12—*Accrued and Other Current Liabilities*.

NOTE 7—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2024	December 31, 2023
Prepaid expenses	$ 4,513	5,291
Income tax receivable	2,316	3,426
Other current assets	327	2,812
Total prepaid expenses and other current assets	$ 7,156	$ 11,529

NOTE 8—FAIR VALUE MEASUREMENT

The carrying values of the Company's cash and cash equivalents, receivables, net, prepaid expenses and other current assets, and accounts payable approximate fair value due to their short maturities.

The following tables present the liabilities measured at fair value on a recurring basis, by input level, in the Consolidated Balance Sheets at December 31, 2024 and December 31, 2023:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial liabilities:				
Public Warrants	$ 134	—	—	$ 134
Private Warrants	—	96	—	96
Derivative financial instruments	—	38	—	38
Contingent consideration	—	—	3,340	3,340
Total financial liabilities	$ 134	$ 134	$ 3,340	$ 3,608

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Financial liabilities:				
Public Warrants	$ 635	—	—	$ 635
Private Warrants	—	451	—	451
Total financial liabilities	$ 635	$ 451	$ —	$ 1,086

The fair value of our Level 3 contingent consideration liabilities relate to the Pixode Acquisition. This contingent consideration is primarily based on expected payments arising from a percentage of an adjusted net revenue for a three year period commencing on the re-launch date of the rebranded Pixode assets, payable at the end of each fiscal year. The value of these payments are subject to various market and operational risks. Significant unobservable inputs include a discount rate of approximately 13.5% and the probability of revenue growth over the same three year period. See Note 4—*Business*

Combinations for more information on the Pixode Acquisition. The change in fair value was included in "Other income (expense), net" in the Consolidated Statements of Operations and consisted of the following:

	Total
Balance as of December 31, 2023	$ —
Recorded in connection with business combinations	3,255
Fair value adjustments based upon post-acquisition performance	85
Balance as of December 31, 2024	$ 3,340

NOTE 9—PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31, 2024	December 31, 2023
Land and land improvements	$ 1,680	$ 1,680
Building and building improvements	5,890	6,046
Computer equipment	9,288	9,021
Leasehold improvements	10,964	9,811
Purchased software	704	2,115
Furniture and fixtures	3,812	4,331
Construction in progress	—	460
Total property and equipment	32,338	33,464
Less: accumulated depreciation	(16,220)	(15,915)
Total property and equipment, net	$ 16,118	$ 17,549

The aggregate depreciation expense for property and equipment, net is reflected in "Depreciation and amortization" in the Consolidated Statements of Operations. During the years ended December 31, 2024 and 2023, depreciation expense was $4.9 million and $5.5 million, respectively. Impairment charges or material write-offs were $0.4 million for the year ended December 31, 2024, and there was none recorded for the year ended December 31, 2023.

Property and equipment, net by region consists of the following:

	December 31, 2024	December 31, 2023
United States	$ 10,947	$ 13,462
Europe, Middle East, and Africa	4,059	2,895
All other regions and countries	1,112	1,192
Total property and equipment, net	$ 16,118	$ 17,549

NOTE 10—INTANGIBLE ASSETS AND INTERNAL-USE SOFTWARE, NET

Intangible Assets

The following table provides the gross carrying value and accumulated amortization for each major class of intangible asset other than goodwill:

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:						
Licenses	$ 80,101	$ (33,424)	$ 46,677	$ 71,908	$ (19,457)	$ 52,451
Acquired technology	16,653	(8,238)	8,415	15,003	(3,831)	11,172
Customer relationships	12,000	(5,400)	6,600	12,000	(3,000)	9,000
Trade names	2,740	(1,578)	1,162	2,740	(1,428)	1,312
Internal-use software	188,164	(161,228)	26,936	168,232	(132,375)	35,857
Other	220	(14)	206	145	(4)	141
	299,878	(209,882)	89,996	270,028	(160,095)	109,933
Nonamortizable intangible assets:						
Marketing Agreement with a related party	1,000	—	1,000	1,000	—	1,000
Total intangible assets	$ 300,878	$ (209,882)	$ 90,996	$ 271,028	$ (160,095)	$ 110,933

The aggregate amortization expenses for amortizable intangible assets are reflected in "Depreciation and amortization" in the Consolidated Statements of Operations. During the years ended December 31, 2024 and 2023, intangible asset and internal-use software amortization expenses were $40.6 million and $39.7 million, respectively.

The Company recorded non-cash impairment charges within "Restructuring and related" in the Consolidated Statements of Operations in the amounts of a $9.2 million and $1.1 million during the years ended December 31, 2024 and December 31, 2023, respectively.

As of December 31, 2024, the estimated annual amortization expenses for the years ending December 31, 2025 through 2029 and thereafter is as follows:

Year Ending December 31,	Projected Amortization Expense
2025	$ 31,463
2026	25,183
2027	16,521
2028	9,815
2029	6,463
Thereafter	551
Total	$ 89,996

NOTE 11—GOODWILL

The following table provides the changes in the carrying amount of goodwill allocated to the playGAMES segment for the years ended December 31, 2024 and December 31, 2023:

	Goodwill, Gross	Accumulated Impairment	Goodwill, Net
Balance as of December 31, 2023	47,133	—	47,133
Additions from acquisitions	5,089	—	5,089
Measurement period adjustments	—	—	—
Balance as of December 31, 2024	$ 52,222	$ —	$ 52,222

NOTE 12—ACCRUED AND OTHER CURRENT LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2024	December 31, 2023
Accrued payroll and vacation	11,824	10,261
Accrued user acquisition	3,609	5,687
Income taxes payable	1,468	1,295
Minimum guarantee liability	9,610	7,760
Accrued litigation	9,827	663
Other licensing agreements	2,431	7,400
Warrant liabilities	230	1,086
Other accruals	5,496	5,730
Total accrued liabilities	$ 44,495	$ 39,882

Accrued Litigation

The Company is a party to a litigation matter brought by TeamSava d.o.o. Beograd, or TeamSava, and other related parties. The plaintiffs filed a Statement of Claim in May 2021 in Tel Aviv District Court in Israel, alleging claims, among other things, that we breached the terms of a commercial contract relating to services provided by TeamSava and related parties in connection with the sourcing and administrative management of personnel in Serbia who provided game development services exclusively for us. The litigation sought damages of 27.3 million New Israeli Shekels (NIS) (or approximately $7.4 million based on prevailing exchange rates as of December 31, 2024). On November 30, 2023, we entered into a settlement agreement to resolve and settle all claims brought by the plaintiffs against the Company, its Israeli subsidiary and its employees and former employees, and all claims brought by the Company's affiliates against the plaintiffs. The settlement is contingent upon the confirmation by the respective courts in Israel and Serbia that all related lawsuits have been dismissed. The Company finalized and paid the settlement as of December 31, 2024.

On April 6, 2022, a class action lawsuit was filed in the United States District Court, Northern District of California, by a purported Company shareholder in connection with alleged federal securities law violations: Christian A. Felipe et. al. v. PLAYSTUDIOS, Inc. (the "Felipe Complaint"). On July 15, 2022, the Felipe Complaint was transferred to the United States District Court for the District of Nevada, Southern Division. On October 4, 2022, the plaintiffs filed an amendment to the Felipe Complaint. The Felipe Complaint names the Company, several current and former board members of the Company, board members and officers of Acies Acquisition Corp., and Andrew Pascal, the Company's Chairman and CEO, as defendants. The Felipe Complaint alleges misrepresentations and omissions regarding the state of the Company's development of the Kingdom Boss game and its financial projections and future prospects in the S-4 Registration Statement filed by Acies that was declared effective on May 25, 2021, the Proxy Statement filed by Acies on May 25, 2021, and other public statements that touted Old PLAYSTUDIOS' and the Company's financial performance and operations, including statements made on earnings calls and the Amended S-1 Registration Statement filed by the Company that was declared effective on July 30, 2021. The Felipe Complaint alleges that the misrepresentations and omissions resulted in stock price drops of 13% on August 12, 2021, and 5% on February 25, 2022, following (i) the Company's release of financial results for the second quarter of 2021, ended on June 30, 2021, and (ii) the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and issuance of a press release summarizing financial results for the fourth quarter and year ended December 31, 2021, respectively. The Felipe Complaint seeks an award of damages for an unspecified amount. On January 20, 2025, the parties reached an agreement in principle to settle the matter. The settlement is subject to the parties' negotiation of a formal stipulation of settlement and all related documentation, which is currently in process. The settlement also will be subject to preliminary and final approval by the federal district court in which the case is pending. The matter will not be fully resolved until such approvals are issued, the case is dismissed, and judgment is entered by the court.

On March 8, 2023, Angel Deann Pilati, a purported adult resident citizen of Franklin County, Alabama, filed a civil lawsuit against PLAYSTUDIOS US, LLC in the Circuit Court of Franklin County Alabama (the "Pilati Lawsuit"), alleging that PLAYSTUDIOS US, LLC makes available online games and applications across multiple platforms that are games of chance and thus illegal gambling under Alabama law and seeking to recover, under Alabama's loss recovery act, all sums paid by Alabama residents to PLAYSTUDIOS US, LLC in its online gambling games during the period beginning one year before the filing of the complaint until the case is resolved. On August 23, 2023, the plaintiff amended the complaint to exclude recovery for Alabama residents who lost $75,000 or more during the statute of limitations period. The plaintiff claims to seek this recovery "to go to the benefit of the families" of players who paid money to play the games. The Company believes the claims are without merit and intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the defense of this litigation.

On November 13, 2023, Sandra Tucker Duckworth, a purported citizen of Tennessee, filed a civil lawsuit against PLAYSTUDIOS US, LLC in the Circuit Court for the 14th Judicial District of Tennessee (the "Duckworth Lawsuit") alleging that PLAYSTUDIOS US, LLC makes available online games of chance that constitute illegal gambling under Tennessee law and seeking to recover, under Tennessee's loss recovery act, all sums paid by Tennessee residents to PLAYSTUDIOS US, LLC in its online gambling games during the period beginning one year before the filing of the lawsuit until the case is resolved, excluding recovery of money lost by a Tennessee resident who lost $75,000 or more during the statute of limitations period. The plaintiff claims to seek this recovery for the benefit of each individual player's spouse, or if not spouse, child or children, and if not child or children, the next of kin. The Company believes the claims are without merit and intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the defense of this litigation.

On August 22, 2024, James Scott Tipmore, a purported citizen of Kentucky, filed a civil lawsuit against PLAYSTUDIOS US, LLC in the United States District Court for the Western District of Kentucky (the "Tipmore Lawsuit"), alleging that PLAYSTUDIOS US, LLC makes available online games of chance that constitute illegal gambling under Kentucky law and seeking to recover, under Kentucky's loss recovery act, treble the sums paid by Kentucky residents to PLAYSTUDIOS US, LLC in its online gambling games during the period beginning five years before the filing of the lawsuit until the case is resolved. The Company believes the claims are without merit and intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the defense of this litigation.

The Company received four demands for arbitration during 2023 claiming that the games operated by PLAYSTUDIOS US, LLC constitute illegal gambling under the laws of various states. As of December 31, 2024, three of the demands for arbitration remained active (the "State Arbitration Demands"). These demands generally attempt to recover amounts spent by third parties on the Company's games by relying on state gambling loss recovery statutes and/or by seeking to have the applicable Terms of Service declared invalid. The Company believes that the claims are without merit and the Company intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the arbitration proceedings.

In January 2025, the Company reached an agreement in principle to settle the Pilati Lawsuit, Duckworth Lawsuit, Tipmore Lawsuit, and State Arbitration Demands in the form of a six-state class action. As of February 17, 2025, the Pilati Lawsuit, Duckworth Lawsuit, Tipmore Lawsuit, and State Arbitration Demands had been stayed. The parties are currently in the process of drafting settlement documentation and related court filings. The settlement will be subject to approval by the court in which the class action case is filed. It is not currently known when the settlement will be finalized.

As of December 31, 2024 the Company accrued $9.8 million in connection with the Felipe Complaint, Pilati Lawsuit, Duckworth Lawsuit, Tipmore Lawsuit, and State Arbitration Demands and the Company expects to receive $3.8 million in estimated insurance recoveries.

Warrant Liabilities

Upon the closing of the Acies Merger, there were approximately 7.2 million publicly-traded redeemable warrants to purchase shares of Class A common stock (the "Public Warrants") and 3.8 million redeemable warrants to purchase shares of Class A common stock initially issued to the Sponsor in a private placement (the "Private Warrants") by Acies. Each whole Public Warrant entitles the registered holder to purchase one whole share of the Company's Class A common stock at a price of $11.50 in cash per share, subject to adjustment as discussed below, as of October 27, 2021. Pursuant to the Warrant Agreement, a holder of Public Warrants may exercise the Public Warrants only for a whole number of shares of Class A common stock. The Public Warrants will expire 5 years after the completion of the Acies Merger, or earlier upon redemption or liquidation. The Private Warrants are identical to the Public Warrants, except that the Private Warrants and the shares of Class A common stock issuable upon exercise of the Private Warrants were not transferable until after the completion of the Acies Merger, subject to certain limited exceptions. Additionally, the Private Warrants are non-redeemable so long as they are held by the initial holder or any of its permitted transferees. If the Private Warrants are held by someone other than the initial holder or its permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. The Private Warrants may be exercised on a cashless basis so long as held by the Sponsor or certain permitted transferees.

The Company may redeem the outstanding Public Warrants in whole, but not in part, at a price of $0.01 per Public Warrant upon a minimum of 30 days' prior written notice of redemption, if and only if the last sale price of the Company's Class A common stock equals or exceeds $18.00 per share for any 20-trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the holders of the Public Warrants. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. In no event will the Company be required to net cash settle the exercise of Public Warrants.

At December 31, 2024, there were approximately 5.4 million Public Warrants and 3.8 million Private Warrants outstanding. See Note 8—*Fair Value Measurement* for further information.

NOTE 13—LEASES

The Company's operating leases primarily consist of real estate leases such as offices. Our leases have remaining terms of approximately less than one year to four years. During the years ended December 31, 2024 and December 31, 2023, operating lease expense was $4.6 million and $4.8 million, respectively. We do not have any finance leases. Our total variable and short-term lease payments were immaterial for all periods presented.

On June 30, 2024, the Company renewed its lease of office space located in Tel Aviv, Israel. The original lease term was set to expire on December 31, 2024. The renewed lease term extends for an additional three years through December 31, 2027. As a result of the lease renewal, the Company recognized an additional right-of-use asset and lease liability of $3.4 million.

Supplemental balance sheet information related to operating leases are as follows:

	December 31, 2024	December 31, 2023
Operating lease right-of-use assets, net	$ 9,703	$ 9,369
Operating lease liabilities, current	3,405	4,236
Operating lease liabilities, noncurrent	6,659	5,699
Operating lease liabilities, total	$ 10,064	$ 9,935
Weighted average remaining lease term, years	2.9	3.1
Weighted average discount rate	6.1 %	4.5 %

Operating lease liability maturities:

Year ending December 31,	Operating Leases
2025	$ 3,936
2026	3,705
2027	2,945
2028 and thereafter	382
Total undiscounted cash flows	$ 10,968
Less: imputed interest	$ (904)
Lease liabilities, total	$ 10,064

As of December 31, 2024, we did not have material additional operating leases that have not yet commenced.

NOTE 14—LONG-TERM DEBT

Credit Agreement

On June 24, 2021, in connection with the closing of the Acies Merger, the Company terminated and replaced the Revolver (as defined below). The Company, a subsidiary of the Company, JPMorgan Chase Bank, N.A., as administrative agent and JPMorgan Chase Bank, N.A., Silicon Valley Bank and Wells Fargo Securities, LLC, as joint bookrunners and joint lead arrangers entered into a credit agreement (the "Credit Agreement") which provides for a five-year revolving credit facility in an aggregate principal amount of $75.0 million. Borrowings under the Credit Agreement may be borrowed, repaid and re-borrowed by the Company, and are available for working capital, general corporate purposes, and permitted acquisitions.

Commitment fees and interest rates are determined on the basis of either a Eurodollar rate or an Alternate Base Rate plus an applicable margin. The applicable margins are initially 2.50%, in the case of Eurodollar loans, and 1.50%, in the case of Alternate Base Rate loans. The applicable margin is subject to adjustment based upon the Company's Total Net Leverage Ratio (as defined in the Credit Agreement). Eurodollar rates and the Alternate Base Rate are subject to floors of 0.00% and 1.00%, respectively. The Credit Agreement contains various affirmative and negative financial and operational covenants applicable to the Company and its subsidiaries.

The Credit Agreement includes customary reporting requirements, conditions precedent to borrowing and affirmative, negative and financial covenants. Specific financial covenants include the following, commencing with the quarter ended September 30, 2021:

- Total Net Leverage Ratio of 3.50:1.00 (subject to increase to 4.00:1.00 following consummation of certain material acquisitions)
- Fixed Charge Coverage Ratio of not less than 1.25:1.00.

On May 13, 2022, the Company entered into the Amendment No. 1 to the Credit Agreement, which amended the Credit Agreement to, among other things, exclude from the definition of Fixed Charge Coverage Ratio certain funds, up to $15.0 million, expended or to be expended by the Company in connection with the Tender Offer.

On August 9, 2022, the Company entered into the Amendment No. 2 to the Credit Agreement, which further amended the Credit Agreement (as amended by Amendment No. 1 to the Credit Agreement) to, among other things, (i) increase the total current available line of credit from $75.0 million to $81.0 million, (ii) change the basis for calculation of interest under the facility from LIBOR to SOFR, and (iii) exclude from the calculation of the Fixed Charge Coverage Ratio (A) up to $6.0 million for the acquisition of, and improvements to, the real property located at 10150 Covington Cross Drive, Las Vegas, Nevada 89144 incurred on or prior to the first anniversary of the effective date of Amendment No. 2 to the Credit Agreement, and (B) up to $20.0 million for the redemption or repurchase of up to $11.0 million warrants to purchase shares of Class A common stock of the Company, and shares of Class A common stock of the Company, on or before December 31, 2023, of which as of the date of Amendment No. 2 to the Credit Agreement the Company had used $1.8 million to redeem outstanding warrants to purchase Class A common stock in connection with the Tender Offer.

On August 16, 2023, the Company, a subsidiary of the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, entered into an Amendment No. 3 to Credit Agreement (the "Amendment No. 3"), to, among other things, exclude from the Restricted Payments covenant certain repurchases of Equity Interests of the Company deemed to occur upon the exercise, settlement or vesting of stock options, warrants or other equity-based awards if and to the extent such Equity Interests represent a portion of the exercise price of, or satisfy any tax withholding obligations with respect to, such options, warrants or other equity-based awards.

On June 7, 2024, the Company, a subsidiary of the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, entered into an Amendment No. 4 to Credit Agreement (the "Amendment No. 4") to, among other things, (i) modify the definition of "Fixed Charge Coverage Ratio" to exclude from the calculation of Restricted Payments amounts paid for the repurchase, prior to June 30, 2024, of approximately 11.7 million shares of Class A common stock of the Company, and (ii) modify the definition of "Consolidated Fixed Charges" to take into account any tax refunds received in the applicable measurement period.

On July 1, 2024, the Company, a subsidiary of the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, entered into the Amendment No. 5 to Credit Agreement (the "Amendment No. 5") to, among other things, exclude from the covenant set forth in Section 6.01 of the Credit Agreement regarding the incurrence of Indebtedness (as defined therein) the contingent consideration obligations payable pursuant to the Pixode acquisition.

The Company capitalized a total of $0.8 million in debt issuance costs related to the Credit Agreement and subsequent amendments. As of December 31, 2024, the Company does not have any balances outstanding under the Credit Agreement.

NOTE 15—REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following table summarizes the Company's revenue disaggregated by type, and by over time or point in time recognition:

| | Years Ended December 31, | |
	2024	2023
Virtual currency (over time)	$ 228,930	$ 247,929
Advertising (point in time)	60,197	58,236
Other revenue (point in time)	$ 302	$ 4,721
Total net revenue	$ 289,429	$ 310,886

The following table summarizes the Company's virtual currency revenue disaggregated by platform:

| | Years Ended December 31, | |
	2024	2023
Third-party platforms	213,466	236,616
Direct-to-consumer platforms	15,464	11,313
Total virtual currency	$ 228,930	$ 247,929

The following table summarizes the Company's revenue disaggregated by geography:

| | Years Ended December 31, | |
	2024	2023
United States	$ 244,184	$ 265,660
All other countries	45,245	45,226
Total net revenue	$ 289,429	$ 310,886

Contract Balances

Contract assets represent the Company's ability to bill customers for performance obligations completed under a contract. As of December 31, 2024 and December 31, 2023, contract assets recorded in the Company's Consolidated Balance Sheets were immaterial. The deferred revenue balance related to the purchase of virtual currency was $0.1 million as of December 31, 2024 and immaterial as of December 31, 2023. The opening and closing balance of trade receivables is further described in Note 6—*Receivables, net*.

NOTE 16—INCOME TAXES

As of December 31, 2024, current and future earnings in the Company's foreign subsidiaries are not permanently reinvested. Earnings from these subsidiaries are subject to tax in their local jurisdiction, and withholding taxes in these jurisdictions are considered as distributions are made.

Income (loss) before income taxes by tax jurisdiction consists of the following for the periods shown below (in thousands):

| | Years Ended December 31, | |
	2024	2023
United States	$ (31,268)	$ (7,749)
Foreign	3,980	5,229
Total income (loss)	$ (27,288)	$ (2,520)

Provision for (benefit from) current and deferred income taxes consists of the following for the periods shown below (in thousands):

		Years Ended December 31,		
		2024		2023
Current tax expense:				
Federal	$	(11)	$	55
State		710		559
Foreign		2,071		3,861
Total current tax expense	$	2,770	$	4,475
Deferred tax expense:				
Federal	$	(634)	$	9,234
State		364		3,643
Foreign		(1,101)		(479)
Total deferred tax expense	$	(1,371)	$	12,398
Income tax expense	$	1,399	$	16,873

The difference between the actual rate and the federal statutory rate is as follows:

	Years Ended December 31,	
	2024	2023
Statutory rate	21.0 %	21.0 %
Foreign provision	(0.2)	6.6
State/province income tax	2.7	(3.7)
Stock compensation	(9.6)	43.6
Unrecognized tax benefits	(0.1)	11.1
Research credit	2.5	14.8
Return to provision	5.8	(15.3)
Other foreign branch impacts	(4.6)	(16.7)
Valuation allowance	(17.5)	(643.4)
Foreign-derived intangible income deduction (FDII)	0.2	1.2
Global intangible low taxed income (GILTI)	(0.5)	(2.8)
Non-deductible expenses-other	(4.0)	(30.7)
Foreign branch income	(3.1)	(43.6)
Foreign tax deduction	1.8	23.8
Fair value adjustment on warrants	0.8	25.2
Foreign tax settlement	—	(60.6)
Other	(0.3)	(0.2)
Effective tax rate	(5.1)%	(669.7)%

Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,			
	2024		2023	
Deferred tax assets:				
Net operating loss carryforwards	$	2,941	$	5,770
Tax credit carryforwards		2,545		1,953
Accrued liabilities		3,782		955
Stock compensation		5,954		5,826
Charitable contribution		1		509
Intangibles		—		852
Property and equipment		13,185		5,288
Operating lease liabilities		2,231		2,425
Other		84		—
Total gross deferred tax assets	$	30,723	$	23,578
Less: Valuation allowance		(23,827)		(18,300)
Total deferred tax assets	$	6,896	$	5,278
Deferred tax liabilities:				
Intangibles		638		—
Prepaid expenses		1,100		1,159
Operating lease assets		2,140		2,282
Other		—		271
Total deferred tax liabilities	$	3,878	$	3,712
Deferred tax assets (liability), net	$	3,018	$	1,566

The Company had approximately $5.1 million of accumulated federal net operating loss as of December 31, 2024, which may be carried forward indefinitely to offset taxable income. The Company had approximately $0.9 million of accumulated federal research credit carryforward as of December 31, 2024. The federal research credits are limited to a 20-year carryforward period and will expire starting in 2041.

The Company had tax effected state net operating loss carryforwards of approximately $1.8 million as of December 31, 2024, of which $0.1 million will carryforward indefinitely and $1.3 million will begin to expire between 2036 and 2044. The Company had $4.4 million of California research credit carryforwards as of December 31, 2024, which may be carried forward indefinitely. The Company also had $0.6 million of Texas research credit carryforwards as of December 31, 2024, which may be carried forward for 20 years and will expire starting in 2038.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss the Company expects to enter within the next three months. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of December 31, 2024, a valuation allowance of $23.8 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

| | Years Ended December 31, | |
	2024	2023
Balance at beginning of period	$ 347	$ 533
Increases for tax positions of prior years	170	75
Increases for tax positions of current year	170	—
Decreases for tax positions of prior years	(14)	—
Settlements	—	—
Decreases for lapses in statute of limitations	(148)	$ (261)
Balance at end of period	$ 525	$ 347

The Company has analyzed filing positions in all of the federal, state, and foreign jurisdictions where it is required to file income tax returns and for all open tax years. As of December 31, 2024, the Company recorded approximately $0.5 million of unrecognized tax benefits, of which $0.1 million would impact the effective tax rate, if recognized. The Company does not anticipate that its unrecognized tax benefits will materially change within the next 12 months. The Company's policy for recording interest and penalties associated with audits and unrecognized tax benefits is to record such items as a component of income tax expense. As of December 31, 2024, income tax expense includes an accrual of $0.1 million for the payment of interest and penalties associated with unrecognized tax benefits.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. With few exceptions, the Company is subject to examination for both U.S. federal and state tax returns for the years 2021 to present. The tax years starting from 2019 remain open to examination by the Israeli taxing authority. The tax years starting from 2019 remain open to examination by the Hong Kong Inland Revenue Department for Asia. For the remaining jurisdictions, the Company is subject to examination by tax authorities from the date the Company started operations in the respective foreign jurisdiction to present.

NOTE 17—COMMITMENTS AND CONTINGENCIES

Minimum Guarantee Liability

The following are the Company's total minimum guarantee obligations:

| | Years Ended December 31, | |
	2024	2023
Minimum guarantee liability-current	$ 9,610	$ 7,760
Minimum guarantee liability-noncurrent	18,000	24,000
Total minimum guarantee obligations	$ 27,610	$ 31,760
Weighted-average remaining term (in years)	2.0	2.6

The following are the Company's remaining expected future payments of minimum guarantee obligations as of December 31, 2024:

Year Ending December 31,	Minimum Guarantee Obligations
2025	$ 9,610
2026	6,000
2027	6,000
2028 and thereafter	6,000
Total	$ 27,610

Pixode

In connection with the Pixode Acquisition, in addition to the $3.5 million paid at closing, and the Company agreed to pay a percentage of an adjusted net revenue for a three year period commencing on the re-launch date of the rebranded Pixode assets, payable at the end of each fiscal year, contingent upon the satisfaction of certain product and financial milestones, up to a maximum amount of $113.5 million. The fair value of the contingent consideration is reassessed at each reporting date, with changes recognized in earnings. The fair value of the contingent consideration as of December 31, 2024 was $3.3 million. Refer to *Note 8—Fair Value Measurement* for more information.

Legal Proceedings

The Company is party to ordinary and routine litigation incidental to its business. On a case-by-case basis, the Company engages inside and outside counsel to assess the probability of potential liability resulting from such litigation. After making such assessments, the Company makes an accrual for the estimated loss only when the loss is reasonably probable and an amount can be reasonably estimated. The Company does not expect the outcome of any pending litigation to have a material effect on the Company's Consolidated Balance Sheets, Consolidated Statements of Operations, or Consolidated Statements of Cash Flows.

On February 20, 2024, Tyler Kuhk, a purported citizen of Washington, filed a class action lawsuit against PLAYSTUDIOS US, LLC in the Superior Court of the State of Washington for the County of King, alleging that PLAYSTUDIOS US, LLC makes available online games of chance that constitute illegal gambling under Washington law, that PLAYSTUDIOS US, LLC engaged in unfair and deceptive practices by advertising to and soliciting the general public in Washington state to play its unlawful online casino games of chance, and that PLAYSTUDIOS US, LLC was unjustly enriched by this conduct. The plaintiff seeks to recover all sums paid by Washington residents to PLAYSTUDIOS US, LLC in its online gambling games during an unspecified period of time under Washington's "Recovery of money lost gambling" statute, for treble damages under Washington's Consumer Protection Act, and for disgorgement and restitution of any money PLAYSTUDIOS US, LLC has retained through unlawful and/or wrongful conduct alleged in the lawsuit. The Company believes the claims are without merit and intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the defense of this litigation. The Company is not able to reasonably estimate the probability or amount of loss relating to this litigation and therefore has not made any accruals.

On May 24, 2024, the Company received multiple substantively identical pre-arbitration notices from a single law firm purporting to represent 5,264 players, alleging the games operated by the Company violate state gambling statutes, along with various other claims. The Company believes that the claims are without merit and the Company intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the defense of these demands. The Company is not able to reasonably estimate the probability or amount of loss and therefore has not made any accruals.

On September 27, 2024, the Company received multiple substantively identical pre-arbitration notices from a single law firm purporting to represent 2,697 players, alleging the games operated by the Company violate state gambling statutes, along with various other claims. The Company believes that the claims are without merit and the Company intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the defense of these demands. The Company is not able to reasonably estimate the probability or amount of loss and therefore has not made any accruals.

On February 10, 2025, Britt Englund and Brett Chapin, purported citizens of California and two of the named claimants in the May 24, 2024 pre-arbitration notices referenced above, filed a civil lawsuit against PLAYSTUDIOS US,

LLC in the Superior Court of the State of California for the County of Los Angeles, alleging that PLAYSTUDIOS US, LLC breached an agreement to arbitrate a dispute arising out of plaintiffs' engagement with games operated by the Company, and seeking an order to compel the Company to arbitrate. The Company believes the claims are without merit and intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the defense of this litigation. The Company is not able to reasonably estimate the probability or amount of loss relating to this litigation and therefore has not made any accruals.

NOTE 18—STOCKHOLDERS' EQUITY

Common Stock

Subject to the prior rights of the holders of any preferred stock, the holders of common stock are entitled to receive dividends out of the funds legally available at the times and in the amounts determined by the Company's Board of Directors. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held and each holder of Class B common stock is entitled to twenty votes for each share of Class B common stock held. After the full preferential amounts due to preferred stockholders have been paid or set aside, the remaining assets of the Company available for distribution to its stockholders, if any, are distributed to the holders of common stock ratably in proportion to the number of shares of common stock then held by each such holder. None of the Company's common stock is entitled to preemptive rights or subject to redemption. With the exception of the conversion of the Class B common stock into Class A common stock as described below, the Company's common stock is not convertible into any other shares of the Company's capital stock.

The shares of Class B common stock are subject to a "sunset" provision that would be triggered if any member of the Founder Group transfers shares of Class B common stock outside the Founder Group (except for certain permitted transfers). In the event of such non-permitted transfers, any share transferred will automatically convert into shares of Class A common stock. In addition, the outstanding shares of Class B common stock will be subject to a "sunset" provision by which all outstanding shares of Class B common stock will automatically convert into shares of Class A common stock (i) if holders representing a majority of the Class B common stock vote to convert the Class B common stock into Class A common stock, (ii) if the Founder Group and its permitted transferees collectively no longer beneficially own at least 20% of the number of shares of Class B common stock collectively held by the Founder Group as of the closing of the Acies Merger, or (iii) on the nine-month anniversary of the Founder's death or disability, unless such date is extended by a majority of independent directors of the Company.

Accumulated Other Comprehensive (Loss) Income

The following tables show a summary of changes in accumulated other comprehensive (loss) income:

	Foreign Currency Derivative Contracts	Currency Translation Adjustment	Total Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2023	$ 286	$ (162)	$ 124
Net losses recognized in other comprehensive income before reclassifications	(324)	—	(324)
Foreign currency translation	—	(432)	(432)
Balance as of December 31, 2024	$ (38)	$ (594)	$ (632)

	Foreign Currency Derivative Contracts	Currency Translation Adjustment	Total Accumulated Other Comprehensive (Loss) Income
Balance as of December 31, 2022	$ —	$ (151)	$ (151)
Net gains recognized in other comprehensive income before reclassifications	286	—	286
Foreign currency translation	—	(11)	(11)
Balance as of December 31, 2023	$ 286	$ (162)	$ 124

Foreign Currency Derivative Contracts

At December 31, 2024, the Company had outstanding foreign currency derivative contracts to purchase certain foreign currencies at future dates. The amount of future operating expenses the Company had hedged was approximately $2.5 million, and all contracts are expected to mature during the next 12 months. The aggregate fair value of the Company's derivative contracts was a net liability of less than $0.1 million as of December 31, 2024 and was recorded in "Accrued and other liabilities" in the accompanying Consolidated Balance Sheet.

At December 31, 2023, the Company had outstanding foreign currency derivative contracts to purchase certain foreign currencies at future dates. The amount of future operating expenses the Company had hedged was approximately $2.5 million, and all contracts were completed during the year ended December 31, 2024. The aggregate fair value of the Company's derivative contracts was a net asset of $0.3 million as of December 31, 2023. and was recorded in "Prepaid expenses and other current assets" in the accompanying Consolidated Balance Sheet.

Treasury Stock

The following table summarizes changes in treasury stock:

	Treasury shares	Treasury stock, at cost
Balance as of December 31, 2023	4,723	$ 20,094
Class A common stock repurchased through the Stock Repurchase Program	3,050	6,560
Class A common stock repurchased outside of the Stock Repurchase Program	11,677	24,639
Balance as of December 31, 2024	19,450	$ 51,293

Stock Repurchase Program

On November 10, 2021, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase up to $50.0 million of the Company's Class A common stock over a period of 12 months. On November 2, 2022, the Company's Board of Directors extended such period for an additional 12 months from November 10, 2022 to November 10, 2023. On November 1, 2023, the Company's Board of Directors extended the stock repurchase program through November 10, 2024 and increased the remaining amount authorized to $50.0 million. On November 1, 2024, the Company's Board of Directors extended the repurchase program through November 1, 2025. Subject to applicable rules and regulations, the shares may be purchased from time to time in the open market or in privately negotiated transactions. Such purchases will be at times and in amounts as the Company deems appropriate, based on factors such as market conditions, legal requirements, and other business considerations.

Subsequent to December 31, 2024, the Company acquired 0.7 million additional shares of its Class A common stock under this program at an aggregate value of $1.3 million and an average price of $1.72 per share. Repurchased shares were held in treasury. The remaining availability under the stock repurchase program was $42.2 million after the subsequent purchases.

NOTE 19—STOCK-BASED COMPENSATION

2011 and 2021 Equity Incentive Plans

The Company has two equity incentive plans: Old PLAYSTUDIOS' 2011 Omnibus Stock and Incentive Plan (the "2011 Plan") and the 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards, and performance awards to employees, officers, non-employee directors and independent service providers of the Company. The 2021 Plan replaced the 2011 Plan in June 2021. No additional awards will be available for future issuance under the 2011 Plan.

The number of shares of Class A common stock available under the 2021 Plan will increase annually on the first day of each calendar year, beginning with the calendar year ended December 31, 2022, with such annual increase equal to the lesser of (i) 5% of the number of shares of common stock issued and outstanding on the last business day of the immediately preceding fiscal year and (ii) an amount determined by the Company's Board of Directors. If any award (or any award under the 2011 Plan) is forfeited, cancelled, expires, terminates or otherwise lapses or is settled in cash, in whole or in part, without the delivery of Class A common stock or Class B common stock, then the shares (including both the Class A common stock and Class B common stock) covered by such forfeited, expired, terminated or lapsed award shall again be available as shares for grant under the 2021 Plan.

As of December 31, 2024, a total of 37.5 million shares of the Company's Class A common stock had been allocated to awards granted under the 2021 Plan and 13.5 million of those shares remained available for future grants.

Stock-Based Compensation

The following table summarizes stock-based compensation expense that the Company recorded in loss from operations for the periods shown:

| | Years Ended December 31, | |
	2024	2023
Selling and marketing	$ 1,268	$ 621
General and administrative	10,187	9,236
Research and development	6,658	8,865
Stock-based compensation expense	$ 18,113	$ 18,722
Capitalized stock-based compensation	$ 1,308	$ 1,800

Stock Options

All of the options granted under the 2011 Plan have time-based vesting periods vesting over a period of three to four years and a maximum term of 10 years from the grant date.

The following is a summary of stock option activity for time-based options for the year ended December 31, 2024 (in thousands, except weighted-average exercise price and weighted average remaining contractual term).

	No. of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding - December 31, 2022	9,222	$ 1.11		
Granted	—	$ —		
Exercised	(3,672)	$ 0.85		12,257
Forfeited	(79)	$ 1.89		
Expired	(76)	$ 1.63		
Outstanding - December 31, 2023	5,395	$ 1.27	4.1	
Granted	—	—		
Exercised	(287)	1.00		280
Forfeited	(2)	6.18		
Expired	(36)	2.77		
Outstanding - December 31, 2024	5,070	1.28	2.9	$ 3,606
Unvested - December 31, 2024	1	7.85	6.1	—
Exercisable - December 31, 2024	5,069	1.28	2.9	3,606

As of December 31, 2024, there were 5.1 million options outstanding, of which 3.2 million options are issuable into Class A common stock and 1.9 million options are issuable into Class B common stock. As of December 31, 2024, there was an immaterial amount of unrecognized compensation expense related to stock options granted to employees.

Restricted Stock Units ("RSUs")

The following is a summary of RSU activity for the year ended December 31, 2024 (in thousands, except weighted-average grant date fair value):

	No. of RSUs	Weighted-Average Grant Date Fair Value	Total Fair Value of Shares Vested
Outstanding - December 31, 2022	11,521	$ 4.28	
Granted	4,704	3.87	
Vested	(3,239)	4.26	$ 13,788
Forfeited	(1,284)	4.12	
Outstanding - December 31, 2023	11,702	$ 4.15	
Granted	8,639	1.99	
Vested	(5,832)	3.88	$ 22,639
Forfeited	(1,789)	3.56	
Outstanding - December 31, 2024	12,720	$ 2.87	

As of December 31, 2024, there was approximately $26.4 million of total unrecognized compensation expense related to RSUs granted to employees and other service providers and this cost is expected to be recognized over a remaining average period of 2.1 years. The total intrinsic value of RSUs vested during the years ended December 31, 2024 and 2023, was $12.4 million and $12.4 million, respectively.

Performance Stock Units ("PSUs")

The following is a summary of PSU activity for the year ended December 31, 2024 (in thousands, except weighted-average grant date fair value):

	No. of PSUs	Weighted-Average Grant Date Fair Value	Total Fair Value of Shares Vested
Outstanding - December 31, 2023	—	$ —	
Granted	342	2.20	
Vested	—	—	$ —
Forfeited	—	—	
Outstanding - December 31, 2024	342	$ 2.20	

The PSUs are not expected to vest so no stock compensation was recognized during the year ended December 31, 2024. There was no unrecognized compensation expense as of the year ended December 31, 2024.

NOTE 20—NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss attributable to Class A and Class B common stockholders by the weighted-average number of shares of each respective class of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to Class A and Class B common stockholders by the weighted-average number of each respective class of common stock outstanding, including the potential dilutive securities. For the calculation of diluted net loss per share, net income attributable to Class A and Class B common stockholders is adjusted to reflect the potential effect of dilutive securities.

The following table sets forth the computation of basic and diluted net loss attributable to Class A and Class B common stockholders per share (in thousands except per share data):

	Years Ended December 31,			
	2024		2023	
	Class A	Class B	Class A	Class B
Numerator				
Net loss attributable to common stockholders – basic	$ (25,039)	$ (3,648)	$ (16,992)	$ (2,401)
Potential dilutive effect of derivative instruments	—	—	—	—
Net loss attributable to common stockholders – diluted	$ (25,039)	$ (3,648)	$ (16,992)	$ (2,401)
Denominator				
Weighted average shares of common stock outstanding - basic	112,980	16,458	116,520	16,458
Potential dilutive effect of stock options	—	—	—	—
Potential dilutive effect of restricted stock units	—	—	—	—
Weighted average shares of common stock outstanding - dilutive	112,980	16,458	116,520	16,458
Net loss attributable to common stockholders per share				
Basic	$ (0.22)	$ (0.22)	$ (0.15)	$ (0.15)
Diluted	$ (0.22)	$ (0.22)	$ (0.15)	$ (0.15)

For the periods presented above, the net loss per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the Certificate of Incorporation. The undistributed losses for each period are allocated based on the contractual participation rights of the Class A and Class B common stock as if the losses for the period had been distributed. As the liquidation and dividend rights are identical, the undistributed losses are allocated on a proportionate basis.

The following equity awards outstanding at the end of each period presented have been excluded from the computation of diluted net loss per share of common stock for the periods presented due to their anti-dilutive effect:

	December 31, 2024	December 31, 2023
Stock options	5,070	5,394
Restricted stock units	13,063	11,702
Public Warrants	5,383	5,383
Private Warrants	3,822	3,822
Earnout Shares	15,000	15,000
	42,338	41,301

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in and pursuant to the requirements of the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment we concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.

An attestation of the Company's internal control over financial reporting by our independent registered public accounting firm is not included as we are an Emerging Growth Company and are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. In light of the foregoing, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures are, in fact, effective at providing such reasonable assurance.

ITEM 9B.   OTHER INFORMATION

Trading Plans

During the quarter ended December 31, 2024, no directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement"), which we will file within 120 days of December 31, 2024, or will be included in an amendment to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our 2025 Proxy Statement, which we will file within 120 days of December 31, 2024, or will be included in an amendment to this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our 2025 Proxy Statement, which we will file within 120 days of December 31, 2024, or will be included in an amendment to this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our 2025 Proxy Statement, which we will file within 120 days of December 31, 2024, or will be included in an amendment to this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from our 2025 Proxy Statement, which we will file within 120 days of December 31, 2024, or will be included in an amendment to this Annual Report on Form 10-K.

PART IV

ITEM 15.   **EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

Financial Statements

The information concerning our financial statements and Report of Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Annual Report on Form 10-K in Item 8, titled "Financial Statements and Supplementary Data."

Schedule II - Valuation and Qualifying Accounts

PLAYSTUDIOS, INC.
Schedule II - Valuation and Qualifying Accounts
(in thousands)

Tax-related valuation allowance	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2024	$	18,300	$	5,527	$	—	$	23,827
Year ended December 31, 2023	$	2,191	$	16,109	$	—	$	18,300

Exhibits

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of February 1, 2021, by and among Acies Acquisition Corp., Catalyst Merger Sub I, Inc., a wholly owned subsidiary of Acies Acquisition Corp., Catalyst Merger Sub II, LLC, a wholly owned subsidiary of Acies Acquisition Corp. and PlayStudios, Inc. (incorporated by reference to Exhibit 2.1 to Acies Acquisition Corp.'s Current Report on Form 8-K filed February 2, 2021).
3.1	Certificate of Incorporation of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 25, 2021).
3.2	Certificate of Amendment of Certificate of Incorporation of PLAYSTUDIOS, Inc. dated June 5, 2024 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 6, 2024).
3.3	Bylaws of PLAYSTUDIOS, Inc., effective as of June 21, 2021 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed June 25, 2021).
4.1	Specimen Class A Common Stock Certificate of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-253135) filed March 26, 2021) ("Amendment No. 1 to the S-4").
4.2	Warrant Agreement, dated October 22, 2020, between Acies Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Acies Acquisition Corp.'s Current Report on Form 8-K filed October 27, 2020).
4.3	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 to Annual Report on Form 10-K filed March 10, 2023).
10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Acies Acquisition Corp.'s Current Report on Form 8-K filed February 2, 2021).
10.2	Sponsor Support Agreement, dated February 1, 2021, by and among Acies Acquisition LLC, Acies Acquisition Corp. and PlayStudios, Inc. (incorporated by reference to Exhibit 10.2 to Acies Acquisition Corp.'s Current Report on Form 8-K filed February 2, 2021).
10.3	Amended and Restated Registration Rights Agreement, dated as of June 21, 2021, by and among Acies Acquisition Corp., Acies Acquisition LLC, and certain stockholders of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed June 25, 2021).
10.4^	PlayStudios, Inc. 2011 Omnibus Stock and Incentive Plan (as amended) (incorporated by reference to Exhibit 10.12 to the Amendment No. 1 to the S-4).
10.5^	Form of Stock Option Award Agreement under the PlayStudios, Inc. 2011 Omnibus Stock and Incentive Plan (as amended) (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the S-4).

10.6^	PLAYSTUDIOS, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K filed June 25, 2021).
10.7^	Form of Restricted Stock Unit Award Agreement under 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed November 12, 2021).
10.8^	PLAYSTUDIOS, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K filed June 25, 2021).
10.9^	Offer Letter dated December 17, 2018 from PlayStudios, Inc. to Joel Agena (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the S-4).
10.10^	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Current Report on Form 8-K filed June 25, 2021).
10.11	Marketing Agreement, dated April 13, 2011, between PlayStudios, Inc. and MGM Resorts International (the "Marketing Agreement") (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the S-4).
10.12	Letter Agreement, dated July 13, 2011 between PlayStudios, Inc. and MGM Resorts International (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 (File No. 333-253135 filed May 10, 2021 ("Amendment No. 2 to the S-4").
10.13	Corrective Amendment to Marketing Agreement, dated July 20, 2011 between PlayStudios, Inc. and MGM Resorts International. (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the S-4).
10.14	Third Amendment to Marketing Agreement, dated June 18, 2014 between PlayStudios, Inc. and MGM Resorts International. (incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the S-4).
10.15	Fourth Amendment to Marketing Agreement, dated May 1, 2015 between PlayStudios, Inc. and MGM Resorts International. (incorporated by reference to Exhibit 10.22 to Amendment No. 2 to the S-4).
10.16	Fifth Amendment to Marketing Agreement, dated January 4, 2016 between PlayStudios, Inc. and MGM Resorts International. (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to the S-4).
10.17	Sixth Amendment to Marketing Agreement, dated December 4, 2019 between PlayStudios, Inc. and MGM Resorts International. (incorporated by reference to Exhibit 10.24 to Amendment No. 2 to the S-4).
10.18	Seventh Amendment to Marketing Agreement, dated October 30, 2020 between PlayStudios, Inc. and MGM Resorts International (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to the S-4).
10.19	Credit Agreement among PLAYSTUDIOS, Inc., PLAYSTUDIOS US, LLC, JPMorgan Chase Bank, N.A., as Administrative Agent and the lenders party thereto, dated June 24, 2021 (incorporated by reference to Exhibit 10.18 to Current Report on Form 8-K filed June 25, 2021).
10.20	Pledge and Security Agreement among PLAYSTUDIOS, Inc, PLAYSTUDIOS US, LLC and JPMorgan Chase Bank, N.A., as Administrative Agent, dated June 24, 2021 (incorporated by reference to Exhibit 10.19 to Current Report on Form 8-K filed June 25, 2021).
10.21	Amendment No. 1 to Credit Agreement among PLAYSTUDIOS, Inc., PLAYSTUDIOS US, LLC, JPMorgan Chase Bank, N.A., as Administrative Agent and the lenders party thereto, dated May 13, 2022 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed May 17, 2022).
10.22	Amendment No. 2 to Credit Agreement among PLAYSTUDIOS, Inc., PLAYSTUDIOS US, LLC, JPMorgan Chase Bank, N.A., as Administrative Agent and the lenders party thereto, dated August 9, 2022 (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed November 9, 2022).
10.23	Amendment No. 3 to Credit Agreement among PLAYSTUDIOS, Inc., PLAYSTUDIOS US, LLC, JPMorgan Chase Bank, N.A., as Administrative Agent and the lenders party thereto, dated August 16, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed August 18, 2023).
10.24	Amendment No. 4 to Credit Agreement among PLAYSTUDIOS, Inc., PLAYSTUDIOS US, LLC, JPMorgan Chase Bank, N.A., as Administrative Agent and the lenders party thereto, dated June 7, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed June 12, 2024).
10.25	Amendment No. 5 to Credit Agreement among PLAYSTUDIOS, Inc., PLAYSTUDIOS US, LLC, JPMorgan Chase Bank, N.A., as Administrative Agent and the lenders party thereto, dated July 1, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed July 8, 2024).
10.26^	Form of Performance Stock Unit Award Agreement under 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 12, 2024).
10.27^	PLAYSTUDIOS, Inc. Severance and Change in Control Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed March 10, 2025).
19.1*	Insider Trading Policy.
21.1*	List of Subsidiaries.

23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a – 14(a) and Rule 15d – 14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a – 14(a) and Rule 15d – 14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*^	PLAYSTUDIOS, Inc. Mandatory Recoupment Policy, adopted November 1, 2023 (effective as of October 2, 2023).
101.INS**	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
104	Cover Page Interactive Data File formatted in Inline XBRL and contained in Exhibit 101.

*   Filed herewith

**   The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

^   Indicates management contract or compensatory plan

ITEM 16.   **FORM 10-K SUMMARY**

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, the State of Nevada on the 14th day of March, 2025.

<center>**PLAYSTUDIOS, Inc.**</center>

Date: March 14, 2025	By:	/s/ Andrew Pascal
	Name:	Andrew Pascal
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

Each person whose signature appears below hereby constitutes and appoints each of Andrew Pascal and Scott Peterson, acting alone or together with another attorney-in-fact, as his or her true and lawful attorneys-in- fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Andrew Pascal Andrew Pascal	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	March 14, 2025
/s/ Scott Peterson Scott Peterson	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2025
/s/ Judy K. Mencher Judy K. Mencher	Director	March 14, 2025
/s/ Jason Krikorian Jason Krikorian	Director	March 14, 2025
/s/ Joe Horowitz Joe Horowitz	Director	March 14, 2025
/s/ Steven J. Zanella Steven J. Zanella	Director	March 14, 2025